                                                This filing is made pursuant
                                                to Rule 424(b)(4) under
                                                the Securities Act of
                                                1933 in connection with
                                                Registration No. 333-18647



PROSPECTUS

                                3,900,000 SHARES

                          FIRST AVIATION SERVICES INC.
                                  COMMON STOCK

                               ------------------


     All of the 3,900,000 shares of common stock ("Common Stock") offered hereby (the "Offering") are being sold by First Aviation Services Inc. ("First Aviation" or the "Company"). Prior to the Offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.


     The Common Stock has been approved for quotation on the Nasdaq National Market under the trading symbol "FAVS."

                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

================================================================================================


                                                               UNDERWRITING
                                                PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                                 PUBLIC       COMMISSIONS(1)      COMPANY (2)
------------------------------------------------------------------------------------------------
Per Share                                        $10.00            $0.70             $9.30
------------------------------------------------------------------------------------------------
Total(3)                                       $39,000,000      $2,730,000        $36,270,000
================================================================================================


   (1) For information regarding indemnification of the Underwriters, see "Underwriting."

   (2) Before deducting expenses payable by the Company, estimated at $1,810,000.


   (3) The minority stockholder of First Aviation (the "Selling Stockholder") has granted the Underwriters a 30-day option to purchase up to 585,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the Selling Stockholder will be $44,850,000, $3,139,500, $36,270,000 and $5,440,500, respectively.


                               ------------------


     The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about March 5, 1997, at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.


SMITH BARNEY INC.                                        DILLON, READ & CO. INC.


February 27, 1997

     [A total of 4 pages of photographs appear. Twenty-two photographs in total displaying individuals performing maintenance or services, products or components and product applications. The photographs and their captions are as follows: (1) photograph of workshop floor with caption reading "NAC overhauls some of the most popular turbine engines in military, cargo, industrial, helicopter and general aviation applications;" (2) photograph of computer screen with caption reading "NAC utilizes its proprietary CARS advanced integrated computer system for the management and scheduling of its overhaul and remanufacturing process;" (3) photograph of airplane with caption reading "NAC overhauls the T-56 turbine engine on such aircraft as the C-130 "Hercules", one of the most widely used cargo aircraft in the world;" (4) photograph of workman with caption reading "Restoration of high value components to specified tolerance is maximized through the application of flame spray coatings;" (5) photograph of workman conducting product inspection with caption reading "NAC's technicians inspect components to ensure the highest level of safety and reliability;" (6) photograph of workman with caption reading "A compressor section is carefully torqued during final assembly on a 501DT56 engine compressor assembly;" (7) photograph of shop floor with caption reading "The Company's extensive remanufacturing capabilities enable it to provide its customers with complete maintenance and repair programs with reduced turnaround times;" (8) photograph of portion of turbine engine with caption reading "A 501-K rear turbine bearing and support assembly is inspected prior to rotor installation and final assembly;" (9) photograph of computer controlled boring machine with caption reading "Computer controlled boring is just one of many capabilities at NAC's Oakland facility;" (10) photograph of two persons inspecting a part with caption reading "The Company has developed FAA approved proprietary repair schemes that can maintain or increase the quality of work and reduce cost and turnaround times;" (11) photograph of offshore natural gas pumping station with caption reading "One of NAC's major businesses is the overhaul of industrial gas turbine engines used for such applications as offshore natural gas pumping;" (12) photograph of API representative with caption reading "API representatives provide 24 hours per day, seven days a week service to their customers;" (13) photograph of part with caption reading "API carries a wide variety of replacement brakes for piston and turbine aircraft and is a distributor for BF Goodrich, Cleveland and ABS;" (14) photograph of workman with caption reading "API overhauls brakes for customers in under three days and offers overnight exchange units for many models;" (15) photograph of plane with caption reading "API is an FAA Certified Repair Station for the overhaul of starter/generators for turbine powered aircraft;" (16) photograph of part with caption reading "Quick response to customer needs is a primary component of API's service reputation;" (17) photograph of workman with caption reading "API has over 80,000 parts readily available for general aviation repair facilities throughout the United States;" (18) photograph of three workman with caption reading "Model 250 turboshaft and turboprop engine's exterior components are installed in preparation for post-overhaul/repair test and shipment to the operator;" (19) photograph of helicopter with caption reading "NAC is a leader in the overhaul of Allison 250 helicopter engines. It has also expanded into the Pratt & Whitney PT6 helicopter engine market;" (20) photograph of workman with caption reading "Use of the coordinate measuring machine permits three axis dimensional inspection of parts to a very high degree of accuracy;" (21) photograph of workman with caption reading "Quality control is built into every facet of NAC's production;" and (22) photograph of workman with caption reading "The final quality stamp of approval does not go on the product until satisfactory completion of acceptance testing." Logos shown include FAVS, NAC and API - AMR COMBS.]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information, including "Risk Factors" and Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all references in this Prospectus to the "Company" are to First Aviation Services Inc. ("First Aviation") and its subsidiaries, National Airmotive Corporation ("NAC") and Aircraft Parts International Combs, Inc. ("API Combs"). "Old API" refers to the assets of Aircraft Parts International, a division of AMR Combs, Inc. ("AMR Combs") to be acquired by API Combs concurrently with the closing of the Offering (the "API Combs Acquisition"). All references to "Allison" refer to the Allison Engine Company, a subsidiary of Rolls Royce USA. Unless otherwise indicated, the information in this Prospectus (i) reflects a 6.4549 to 1 stock split effected as a stock dividend in February 1997, (ii) assumes all currently outstanding warrants to purchase the Company's Common Stock have been exercised in full, (iii) gives effect to the API Combs Acquisition, and (iv) assumes no exercise of the Underwriters' over-allotment option.


                                  THE COMPANY


     First Aviation is a worldwide leader in providing services to aircraft operators of some of the most widely used military, commercial, and general aviation aircraft engines in the world. The Company's operations include repair and overhaul of gas turbine engines and accessories, remanufacturing of engine components and accessories and redistribution of new and remanufactured parts. The Company is one of the leading suppliers of aircraft engine and other aircraft parts to the general aviation industry in the U.S. On a pro forma basis, including the API Combs Acquisition, the Company had net sales of $105.9 million and income before extraordinary item of $4.3 million for the nine month period ended October 31, 1996, and net sales of $122.6 million and income before extraordinary item of $0.6 million for the twelve month period ended January 31, 1996. See " -- Summary Historical and Pro Forma Financial Data."


     Through NAC, the Company provides repair and overhaul services for several engine types, including: (i) the Allison engines that power the Lockheed Martin C-130 "Hercules" cargo aircraft, the most popular cargo aircraft in the world;
(ii) the engines employed on most light helicopters; and (iii) industrial turbine engines primarily used for power cogeneration and gas transmission. Management believes that the Company has also established itself as an industry leader in the remanufacturing of serviceable engine parts and components for use in engine overhauls.

     The API Combs Acquisition is an initial step in meeting the Company's goal of participating in the consolidation of the aviation services industry. See "Business -- Industry Trends." The API Combs Acquisition expands the Company's services by focusing on supplying aircraft parts to the general aviation market, thereby allowing the Company to leverage its repair and overhaul and remanufacturing expertise through new product lines and new customer base and by expanding API Combs' geographic coverage.

     The four principal components of the Company's growth strategy are to: (i) increase net sales and operating income through the successful marketing of its products and services to its new customers, cross-selling of its product lines to new and existing customers and the extension of its product lines; (ii) capitalize on consolidation trends within the industry by pursuing strategic acquisitions of companies with a customer base, product line or technology which complements or expands those of the Company; (iii) increase the amount of remanufacturing of accessories and engine components that it performs since this work typically generates higher margins; and (iv) focus on profitable earnings growth through the implementation of strategic initiatives which include continued cost management and the addition of significant throughput in its repair and overhaul services without substantial capital investment.

     The Company believes it is positioned to benefit from certain industry trends that favor independent repair and overhaul and aircraft providers including:

     - Increased outsourcing of repair and overhaul services by engine operators as engine operators seek to reduce operating costs and turnaround time

     - Increasing consolidation among repair and overhaul and parts providers as engine operators reduce the number of providers used for these services

     - Increased emphasis on the traceability of aircraft parts which has, in turn, increased the required sophistication of information systems used by parts distributors

     - Growing demand for remanufactured parts as engine operators seek to lower costs of repair and overhaul services

     - Increasing aviation activity which, in turn, increases the demand for repair and overhaul services

     - Increased demand by aircraft operators for third parties to manage and maintain parts inventories so that aircraft operators may reduce their parts inventory

                                      NAC

    NAC is a world leader in the servicing of certain types of engines and components. The Company believes that it has developed this leading position in the aircraft gas turbine engine repair and overhaul market based largely upon the fact that it has: (i) more than 30 years of experience in the aircraft engine repair and overhaul market; (ii) superior technical expertise and turnaround time; (iii) a customer base comprised of more than 300 corporate and government aircraft operators located in over 45 countries; (iv) extensive experience in the production of remanufactured components, which deliver performance comparable to new parts at much lower cost; and (v) a proprietary, state-of-the-art computer system critical to managing the multitude of simultaneous and sequential tasks necessary to repair and overhaul engines.

    Since the Company's acquisition of NAC in June 1995 and the installation of new management, NAC has initiated certain changes to its operations to improve its financial performance. Some of these changes implemented by new management include:

    - Expansion of a foreign and domestic direct sales effort

    - Rationalization of its operations under its cost containment program

    - Increased efficiency through leveling of production schedules


    The first elements of these changes have been implemented and further efforts are ongoing. The Company believes that the benefits of these changes are reflected in its improved financial performance during the nine months ended October 31, 1996, during which overhaul and repair revenues increased 26.6%, gross profit increased 46.0% and operating income increased 377.3%, to $5.0 million, as compared to the corresponding period in the prior year.


                                   API COMBS

    API Combs was formed to acquire Old API. API Combs signed a definitive Asset Purchase Agreement with AMR Combs on November 25, 1996 to purchase certain assets of and assume certain liabilities of Old API. Based upon the September 30, 1996 balance sheet of Old API, the purchase price of the specific net assets acquired, as defined in the Asset Purchase Agreement, is estimated to be $9.7 million. The Company will make a cash payment to AMR Combs equal to 90% of the purchase price for Old API, or $8.8 million, while the remaining 10% of the purchase price will be satisfied through the issuance to AMR Combs of 9,727 shares of API Combs' Series A Cumulative Convertible Preferred Stock (the "API Combs Preferred Stock"). The final purchase price is subject to adjustment based upon the closing balance sheet and the appraisal of the fair value of certain assets acquired. See "API Combs Acquisition."

    With API Combs, the Company will have acquired an aircraft parts distributor with more than 100 major product lines. Old API's centralized distribution facility is located in Memphis, Tennessee. Old API provides aircraft parts and services to more than 3,000 customers per year, including fixed base operators ("FBOs"), certified repair stations, engine and component overhaulers, fleet operators, government agencies, air cargo operators, regional air carriers and major airlines primarily located in North America. Old API's licensed repair station offers brake and starter generator overhaul services and is an authorized hose assembly manufacturing facility.

    The Company believes that Old API is an attractive acquisition because of a number of characteristics and opportunities the Company believes that Old API provides, including:

    - An efficient centralized parts distribution system

    - Historically high revenue growth

    - Opportunities to cross-market NAC's and Old API's products and services both domestically and internationally

    First Aviation is headquartered at One Omega Drive, Stamford, Connecticut 06907. Its telephone number is 203/359-7733. In March 1997, the Company will relocate its headquarters to 15 Riverside Avenue, Westport, Connecticut 06880.

                                  THE OFFERING


Common Stock offered by the Company.................  3,900,000 shares
Common Stock to be outstanding after the Offering...  8,915,000 shares(1)
Use of Proceeds.....................................  To repay indebtedness, to fund the cash portion of the
                                                      API Combs Acquisition, to pay accumulated and unpaid
                                                      dividends on the Series A Preferred Stock and for
                                                      general corporate purposes. See "Use of Proceeds."
Risk Factors........................................  For a discussion of certain material factors that should be considered in connection with an investment
                                                      in the Common Stock, see "Risk Factors."
Proposed Nasdaq National Market symbol..............  FAVS

---------------
(1) Excludes 150,000 shares of Common Stock of the Company which are subject to options granted to Rajesh Sharma, the Chief Operating Officer of NAC, which are exercisable as of the date hereof, 250,000 shares reserved for future grants under the Company's Stock Option Plan, and 250,000 shares reserved for future grants under the Company's Employee Stock Purchase Plan.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                (Amounts in thousands, except per share amounts)

     The Company's fiscal year end is January 31. The Company acquired NAC on June 1, 1995 and, consequently, the Statement of Operations Data for the ten months ended January 31, 1996 and the nine months ended October 31, 1995 include two months and four months, respectively, during which NAC was owned and operated by its former sole shareholder (the "Predecessor"). The Statement of Operations Data for the fiscal years ended March 27, 1992 through March 31, 1995 cover periods during which NAC was owned and operated by the Predecessor. The Statement of Operations Data for the twelve months ended January 31, 1996 are presented to facilitate comparisons with the prior fiscal years and include four months during which NAC was owned by the Predecessor and eight months by the Company. The results of Old API are not included in the historical financial information of the Company presented below. See "Unaudited Pro Forma Combined Financial Information," "Selected Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto, appearing elsewhere in this Prospectus.


                              TWELVE MONTHS ENDED JANUARY 31, 1996         NINE MONTHS ENDED OCTOBER 31, 1996
                           ------------------------------------------  -------------------------------------------
                                                    PRO FORMA(1)                                 PRO FORMA(1)
                               HISTORICAL       ---------------------       HISTORICAL       ---------------------
                           -------------------                  AS     --------------------                  AS
                           COMPANY(2)  OLD API  ADJUSTMENTS  ADJUSTED   COMPANY     OLD API  ADJUSTMENTS  ADJUSTED
                           ----------  -------  -----------  --------  ----------   -------  -----------  --------
STATEMENT OF OPERATIONS
  DATA:
  Net sales................  $ 92,857  $29,676    $    99    $122,632   $ 76,776    $29,078    $    49    $105,903
  Cost of sales............    81,199   24,748         --     105,947     65,606     24,333         --      89,939
  Gross profit.............    11,658    4,928         99      16,685     11,170      4,745         49      15,964
  Selling, general and
    administrative
    expenses...............     8,578    4,836        545      13,959      6,163      4,258        669      11,090
  Income (loss) from
    operations.............     3,080       92       (446)      2,726      5,007        487       (620)      4,874
  Income (loss) before
    extraordinary item.....  $ (1,060) $  (548)   $ 2,249    $    641   $  2,388(4) $   (61)   $ 1,934    $  4,261
  Income before
    extraordinary item per
    common share(3)........                                  $   0.07   $   0.43                          $   0.47
  Weighted average number
    of shares..............                                     9,058(5)     5,291                           9,058(5)


                                                                     COMPANY
                            ------------------------------------------------------------------------------------------
                                                                                         TEN MONTHS  NINE MONTHS ENDED
                                         FISCAL YEAR ENDED                TWELVE MONTHS    ENDED
                            --------------------------------------------      ENDED       JANUARY       OCTOBER 31,
                            MARCH 27,   APRIL 2,     APRIL 1,  MARCH 31,   JANUARY 31,      31,      -----------------
                              1992        1993         1994      1995        1996(2)      1996(2)    1995(2)    1996
                            ---------   --------     --------  ---------  -------------  ----------  -------   -------
STATEMENT OF OPERATIONS
  DATA:
  Net sales................  $88,600    $ 97,427     $ 92,513   $83,091      $92,857      $ 79,415   $67,171   $76,776
  Cost of sales............   81,249      86,006       79,315    72,796       81,199        67,853    59,522    65,606
  Gross profit.............    7,351      11,421       13,198    10,295       11,658        11,562     7,649    11,170
  Selling, general and
    administrative
    expenses...............    9,528       9,721        8,536     9,362        8,578         6,509     6,600     6,163
  Income (loss) from
    operations.............   (2,177)      1,700        4,662       933        3,080         5,053     1,049     5,007
  Income (loss) before
    extraordinary item.....   (5,620)     (3,023)(6)    2,021    (1,291)      (1,060)          861    (1,699)    2,388(4)
  Net income (loss)(3).....  $(5,620)   $ (2,690)    $  2,021   $(1,291)     $(1,060)     $    861   $(1,699)  $ 1,524

                                                                                     OCTOBER 31, 1996
                                                                                 ------------------------
                                                                                             PRO FORMA
                                                                                 ACTUAL    AS ADJUSTED(7)
                                                                                 -------   --------------
BALANCE SHEET DATA:
  Working capital............................................................    $38,770      $ 47,357
  Total assets...............................................................     59,036        72,109
  Current portion of long-term debt..........................................      1,105            --
  Long-term debt, less current portion.......................................     33,643         9,456
  API Combs Preferred Stock..................................................         --           973
  Series A Preferred Stock...................................................      1,650            --
  Total stockholders' equity.................................................    $ 5,710      $ 39,649


---------------

(1) On November 25, 1996, API Combs entered into a definitive agreement to acquire Old API for cash and API Combs Preferred Stock. See "API Combs Acquisition," "Use of Proceeds," "Unaudited Pro Forma Combined Financial Information" and "Business." The pro forma operating data gives effect to the Offering and the application of net proceeds therefrom, the API Combs Acquisition, and the exchange of the Company's Series A Preferred Stock, face value $1,650, for 165,000 shares of Common Stock at an exchange rate equal to the initial public offering price per share as if each had occurred as of the first day of the period presented. Such pro forma financial information is not necessarily indicative of the results of operations as they may be in the future or as they might have been had the API Combs Acquisition been effected on the assumed date.


(2) The financial information presented for the twelve months ended January 31, 1996, the ten months ended January 31, 1996 and the nine months ended October 31, 1995 include four months, two months and four months, respectively, during which NAC was owned by the Predecessor. This information also includes the eight months, eight months and five months, respectively, during which NAC was owned by the Company. The results of operations for these periods are as follows:

                                           TWELVE MONTHS ENDED             TEN MONTHS ENDED               NINE MONTHS ENDED
                                            JANUARY 31, 1996               JANUARY 31, 1996                OCTOBER 31, 1995
                                       ---------------------------   -----------------------------   ----------------------------
                                                  FIRST                          FIRST                          FIRST
                                         NAC     AVIATION              NAC      AVIATION               NAC     AVIATION
                                       2/1/95-   6/1/95-             4/1/95-    6/1/95-              2/1/95-   6/1/95-
                                       5/31/95   1/31/96    TOTAL    5/31/95    1/31/96     TOTAL    5/31/95   10/31/95    TOTAL
                                       -------   -------   -------   --------   --------   -------   -------   --------   -------
Net sales............................. $24,338   $68,519   $92,857   $10,896    $68,519    $79,415   $24,338   $42,833    $67,171
Cost of sales.........................  23,809    57,390    81,199    10,463     57,390     67,853    23,809    35,713     59,522
                                       -------   -------   -------   -------    -------    -------   -------   -------    -------
Gross profit..........................     529    11,129    11,658       433     11,129     11,562       529     7,120      7,649
Selling general and administrative
  expenses............................   3,229     5,349     8,578     1,160      5,349      6,509     3,229     3,371      6,600
                                       -------   -------   -------   -------    -------    -------   -------   -------    -------
Income (loss) from operations.........  (2,700)    5,780     3,080      (727)     5,780      5,053    (2,700)    3,749      1,049
Interest expense......................     644     2,605     3,249       287      2,605      2,892       644     1,659      2,303
Other income (expense)................    (801)       --      (801)       --         --         --      (801)       --       (801)
                                       -------   -------   -------   -------    -------    -------   -------   -------    -------
Net income (loss) before tax..........  (4,145)    3,175      (970)   (1,014)     3,175      2,161    (4,145)    2,090     (2,055)
Income tax expense (benefit)..........  (1,210)    1,300        90        --      1,300      1,300    (1,210)      854       (356)
                                       -------   -------   -------   -------    -------    -------   -------   -------    -------
Net income (loss)..................... $(2,935)  $ 1,875   $(1,060)  $(1,014)   $ 1,875    $   861   $(2,935)  $ 1,236    $(1,699)
                                       =======   =======   =======   =======    =======    =======   =======   =======    =======

(3) Due to the change in ownership and equity structure, income (loss) per share data for these periods cannot be presented meaningfully.

(4) Excludes (i) the effect of an extraordinary charge of $864 due to the write-off of prepaid financing costs and early extinguishment charges incurred in connection with the early extinguishment of debt and (ii) dividends of $99 on the Company's outstanding Series A Preferred Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(5) Excludes warrants to purchase 538,890 shares of Common Stock that were cancelled in June 1996 in connection with the repayment of a portion of the subordinated debt held by the warrant holder.

(6) Excludes the effect of an extraordinary benefit of $333 due to the utilization of net operating loss carry forwards.


(7) Gives effect to (i) the sale of 3,900,000 shares by the Company in the Offering and the application of the estimated net proceeds therefrom; (ii) the API Combs Acquisition as if it had occurred as of October 31, 1996; and
    (iii) the exchange of the Company's Series A Preferred Stock, face value $1,650, for 165,000 shares of Common Stock. See "API Combs Acquisition," "Use of Proceeds" and "Unaudited Pro Forma Combined Financial Information."

                                  RISK FACTORS

     Investment in the shares of Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, prospective investors should consider carefully the following factors in evaluating the Company and its business before purchasing any Common Stock offered hereby.

RELIANCE ON ALLISON ENGINE COMPANY, A SUBSIDIARY OF ROLLS ROYCE U.S.A.

     NAC principally services gas turbine engines manufactured by Allison and derived more than 92% of its revenues from the repair and overhaul of Allison engines and Allison part sales in each of the last five years. NAC is an Allison Authorized Maintenance Center ("AMC") and pursuant to the three Authorized Maintenance Center Agreements (the "AMC Agreements") with Allison, NAC is authorized to purchase parts from Allison and service designated Allison Model 501 flight engines, Model 250 engines and Model 501/570/571-K industrial engines. Allison ceased the production of new Model 501 flight engines at the end of 1996 but will continue to manufacture the engine on a special order basis. The Company has had contracts or AMC Agreements with Allison since 1970. The AMC Agreements with Allison each expire by their terms on December 31, 1997, except that the 570/571 AMC Agreement expires December 31, 1998. The AMC Agreements, other than the 570/571 agreement, provide that qualifying AMCs will be permitted to renew the agreements for an additional three year period. Renewal of the 570/571 agreement is subject to Allison's sole unilateral decision. The Company has no reason to believe that the current AMC Agreements with Allison will not be renewed or extended. The failure of Allison to renew or extend the AMC Agreements would, however, have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Substantial Competition" and "Business -- Relationship with Allison."

     NAC has from time to time, including during 1995 and 1996, experienced difficulty in obtaining certain parts from Allison because of parts shortages and inventory fluctuations at Allison. The shortage or unavailability of Allison parts can and has from time to time caused delays in the timely completion of repair and overhaul production schedules. Such delays may adversely affect the Company's relationship with its customers and could adversely affect the Company's commitments to customers and its work-in-process inventory levels. An inability to maintain timely access to Allison parts and components on commercially reasonable terms for any reason, including any Allison labor force dispute or interruption, would have a material adverse effect on the Company's business, financial condition and results of operations. On February 23, 1997, Allison completed negotiations for a new three year agreement with its principal union, the United Auto Workers (the "UAW"). The agreement is subject to ratification by local UAW members. See "Business -- Relationship with Allison."

RELIANCE ON OTHER SUPPLIERS

     NAC services certain McDonnell Douglas helicopter components and recently commenced the servicing of Pratt & Whitney Canada PT6 engines. In addition, the Company may commence the servicing of other gas turbine engines in the future. Although the Company has an agreement with McDonnell Douglas, it does not have an agreement with Pratt & Whitney Canada and is dependent on such parties for parts required to work on their respective parts and engines. The Company, through API Combs, purchases aircraft parts for resale from a wide range of manufacturers. An inability to maintain timely access to parts for resale and to parts and components on any such other engines serviced by the Company could have a material adverse effect on the Company's business, financial condition, and results of operations. API Combs' single largest supplier is The New Piper Aircraft Company ("Piper"). The sale of new Piper parts accounted for approximately 7.0% and 17.0% of API Combs' revenues in 1995 and the first nine months of 1996, respectively. API Combs maintains an inventory of Piper parts equivalent to approximately two month's sales. Upon the completion of the API Combs Acquisition, API Combs will distribute Piper parts under the existing distribution agreement between Piper and AMR Combs. AMR Combs is not obligated to maintain or renew its Piper distribution agreement and there is no assurance that, in the event that the agreement between Piper and AMR Combs is terminated or not renewed for any reason, API Combs would be able to obtain a distribution agreement from Piper. The loss of the Piper distributorship or a decline in the availability of Piper parts would have a material adverse effect on the Company's business, financial condition and results of operation.

GROWTH STRATEGY AND RISKS RELATING TO ACQUISITIONS

     A key element of the Company's strategy involves growth through the acquisition of other independent service and parts providers whose assets or product lines would complement or expand the Company's existing repair and overhaul and spare parts businesses. The API Combs Acquisition is an example of such an acquisition. The Company's ability to grow by acquisition is dependent upon, and may be limited by, the availability of suitable acquisition candidates and capital resources available to the Company. In addition, acquisitions involve risks that could adversely affect the Company's operating results, including the assimilation of the operations and personnel of acquired companies, the potential amortization of acquired intangible assets and the potential loss of key employees of acquired companies. In addition, costs and charges, including legal and accounting fees and reserves and write-downs relating to the actual acquisition, may be incurred by the Company or may be reported in connection with any such acquisition, including the API Combs Acquisition. There can be no assurance that the Company will be able to consummate acquisitions on satisfactory terms or that the Company will be successful in integrating any such acquisitions, including that of Old API, into its operations. The Company evaluates acquisition opportunities from time to time but no commitments or binding agreements have been entered into to date, except with respect to the API Combs Acquisition. No assurance can be given that any acquisitions will be consummated by the Company. See "Business -- Company Strategy."

RISKS REGARDING THE COMPANY'S INVENTORY

     The Company's inventory consists principally of new, overhauled, serviceable and repairable aircraft engine parts and other aircraft parts that are purchased principally from Allison and from parts resellers and customers. Before any part may be installed in an aircraft, such part must meet certain standards of condition established by the U.S. Federal Aviation Administration ("FAA"), the U.S. Department of Defense ("DOD"), or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries generally coincide with applicable U.S. requirements. Parts must also be traceable to sources deemed acceptable by such agencies. Parts owned or acquired by the Company may not meet applicable standards or standards may change in the future, causing parts which are already contained in the Company's inventory to be scrapped or modified. Aircraft engine manufacturers may also develop new parts to be used in lieu of parts already contained in the Company's inventory. In all such cases, to the extent that the Company has such parts in its inventory, their value may be reduced.

CUSTOMER CONCENTRATION


     NAC has historically derived approximately 70% of its revenues from the repair and overhaul of engines. Of the $64.4 million, $59.7 million, and $63.3 million of repair and overhaul revenues generated in fiscal 1995, the ten month period ended January 31, 1996, and the nine month period ended October 31, 1996, 19.7%, 33.4%, and 15.6%, respectively, were attributable to military contracts with agencies of the U.S. government, including work performed for foreign militaries through the U.S. government's military support of its allies through the Foreign Military Services ("FMS") program. A majority of the U.S. government revenues in the periods identified above were attributable to a five year FMS contract for the support of Allison Model 501 engines that expired in October 1995. Work performed by NAC for the U.S government as a percentage of its total revenues has declined and is expected to decline further in future periods. See "-- Defense Spending Reductions."


     Apart from the U.S. government, NAC's top five customers accounted for 22.2%, 10.3%, and 34.9% of NAC's revenues from the repair and overhaul of engines during fiscal 1995, the ten month period ended January 31, 1996, and the nine month period ended October 31, 1996, respectively. The identity and mix of NAC's customers changes as significant contracts are obtained and fulfilled. The majority of NAC's revenues are derived from short-term contracts with its customers.

DEFENSE SPENDING REDUCTIONS

     There has been and there continues to be a reduction in defense spending by the U.S. government. These reductions, including reductions in the DOD's military support of U.S. allies, may adversely affect demand for the Company's services. While recent closings of U.S. military aircraft bases and reductions in military personnel have led to decisions by the military to outsource, in certain instances, engine repairs and overhauls to commercial suppliers, which may increase the number of military gas turbine engines available to be serviced by independent contractors such as the Company, there can be no assurance that such outsourcing will take place or that the Company will be successful in obtaining any such work. Moreover, the Company cannot predict whether reductions in defense and government spending in general will adversely affect the Company's results of operations in the future.

SUBSTANTIAL COMPETITION

     Engine Repair and Overhaul. The Company is subject to substantial competition in providing engine repair and overhaul services on the engine lines that it currently services from other Allison AMCs and, with respect to McDonnell Douglas helicopter components and Pratt & Whitney Canada engines, numerous other domestic and foreign manufacturers and independent service centers, many of which competitors have substantially greater capital and other resources than the Company. In addition to NAC, there are eight other Allison Model 501 AMCs, twenty-five other Model 250 AMCs and one other Allison Model 570/571 AMC, each of which is unrestricted in geographic territory and each of which may purchase parts for resale and use in engine repair from Allison on substantially the same terms as the Company. The Company's agreements with Allison do not restrict Allison from increasing the number or geographic location of AMCs authorized by it. In addition, certain foreign competitors have a monopoly on their country's military contracts for repair and overhaul of engines such as those serviced by the Company. These monopolies limit the potential market for the Company's services in these jurisdictions. Neither Rolls Royce nor Allison is, at present, a significant factor in the repair and overhaul of Allison gas turbine engines. Rolls Royce has publicly stated that its future strategy for competing in the aircraft engine business includes active competition in the aftermarket. In addition, other major aircraft engine companies, such as General Electric and Pratt & Whitney, are beginning to compete aggressively in the aftermarket. There can be no assurance that Rolls Royce, its affiliates, or perhaps another engine manufacturer, all of which have greater size and financial resources than the Company, will not enter or substantially increase their presence in the aftermarket in the Company's product lines.

     Allison Engine Parts Sales. Prior to 1994, Allison maintained a more limited system of authorized distributors of its parts. Under the old system, independent overhaul centers that were not authorized distributors of Allison engine parts were required to purchase needed parts from an authorized distributor, such as the Company. Under the current system, independent overhaul centers may purchase parts directly from Allison for resale instead of being obligated to purchase parts from an authorized distributor. As a result, the Company's parts sales of Allison engine parts over-the-counter has declined. During fiscal 1995, the ten months ended January 31, 1996 and the nine months ended October 31, 1996, parts sales, excluding parts embodied in overhaul operations, were $18.0 million, $17.6 million and $11.2 million, respectively. The Company expects the level of its over-the-counter Allison parts sales to continue at reduced levels. See "Business -- Relationship with Allison."

     Other Parts Sales. API Combs competes with several aviation parts distributors who, in the aggregate, offer most of the same product lines to the same customers. Most aviation manufacturers appoint between two and fifteen distributors. Such appointments are typically contracted on an annual basis, can be terminated at any time, and, in many cases, are not evidenced by a formal contract. There is little or no exclusivity given by manufacturers and no assurance of contract renewals and no assurance that any such contract or relationship will not be terminated with little or no notice to the Company. The loss or non-renewal of one or more product lines could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION AND RELATED LEGAL PROCEEDINGS

     FAA regulations require that aircraft engines operated commercially in the U.S. be serviced by a certified provider such as NAC. NAC is also required to maintain certifications from foreign governments in order to service their aircraft engines. Although the Company believes that NAC possesses all required domestic and foreign governmental certifications, including FAA certifications entitling it to service all gas turbine aircraft engine lines and models and aircraft currently serviced by NAC, the revocation or limitation of its FAA certification would have a material adverse effect on the Company's operations. The DOD requires that parties servicing aircraft engines and aircraft for branches of the U.S. armed services comply with applicable government regulations and the DOD continually reviews operations for compliance with applicable regulations. See "Business -- Government Regulation" and "-- Legal Proceedings."

     In June 1993, prior to the acquisition by the Company, NAC entered into an Administrative Settlement Agreement (the "Settlement Agreement") with the U.S. Air Force as lead agency for the DOD. The Settlement Agreement arose from an investigation conducted by the U.S. Department of Justice ("DOJ") and DOD concerning the dealings of certain defense contractors, including NAC, with representatives of the Israeli Air Force. Under the terms of the Settlement Agreement, NAC pleaded guilty to allegations of fraud and false claims submissions and paid $3 million in fines and penalties to the U.S. government and agreed to a higher level of reporting regarding compliance with NAC's ethics program and an increased level of scrutiny of its operations by the DOD for three years. Under the Settlement Agreement, the DOD agreed not to limit NAC's ability to obtain government contracts or subcontracts on account of NAC's past dealings with the Israeli Air Force. The Settlement Agreement has expired.

     In April 1994, NAC acquired certain assets of Heli-Dyne, Inc. ("Heli-Dyne"). In October 1994, NAC made a formal voluntary disclosure to the DOD Inspector General concerning apparent impermissible product substitutions made by employees of Heli-Dyne prior to NAC's acquisition of its assets and very limited product substitutions made after the acquisition but prior to NAC's identification of the problem. While the government may assert otherwise, the Company does not believe it is responsible for the conduct of Heli-Dyne that occurred prior to the acquisition of its assets. To date, there has not been any disposition of this matter. See "Business -- Government Regulation" and "-- Legal Proceedings."

     Since 1993, the U.S. government, through the DOD and other agencies, has questioned other matters concerning the operations of NAC. In 1995 and during 1996, the Office of Special Investigations of the U.S. Air Force has conducted an investigation concerning NAC's use of government surplus parts without prior government approval in repairing aircraft engines pursuant to FMS contracts with the U.S. Air Force from 1987 through 1995 in violation of the FMS contracts. The Company does not believe that any Company employee knowingly violated the FMS contracts and the Company believes that the U.S. Air Force knew of NAC's utilization of surplus parts and in some cases requested that the Company use certain government surplus parts under the FMS contracts. To date, there has not been any disposition of this matter. See "Business -- Government Regulation" and "-- Legal Proceedings."

     The U.S. government has considerable discretion regarding compliance with its rules, regulations and procedures. Although the Company undertakes to comply with all applicable government rules, regulations and procedures, the U.S. government and its agencies have substantial latitude in determining whether their regulations and policies have been upheld. The operations of the Company have and may continue to come under the close scrutiny of the U.S. government and its agencies, and U.S. government approvals of the Company's operations and output may be given or withheld based upon subjective criteria. If any of the pending matters described above is determined in a manner adverse to the Company, such determination could have a material adverse impact on the Company's business, financial condition or results of operations. See
"Business -- Government Regulation" and "-- Legal Proceedings."

FLUCTUATIONS IN QUARTERLY RESULTS; PRICE VOLATILITY

     The Company may experience significant fluctuations in future quarterly operating results due to a number of factors, including, among others, the timing and receipt of orders for the repair and overhaul of engines and fulfillment of such contracts, parts shortages that delay completion of work in progress, general economic conditions or other factors. These factors or market conditions in general may cause the market price of the Common Stock to fluctuate, perhaps substantially. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. These fluctuations, which are often unrelated to the operating performances of specific companies, have had a substantial effect on the market price of stocks, particularly for many lower capitalization companies. Factors such as those cited above, as well as other factors may be unrelated to the operating performance of the Company, and may adversely affect the price of the Common Stock.

ENVIRONMENTAL REGULATION

     The Company's business operations and facilities are subject to a number of federal, state and local environmental laws and regulations including requirements under the Clean Air Act Amendments of 1990 relating to the discharge of air pollutants into the environment and the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"). NAC has been designated as a potentially responsible party by the Environmental Protection Agency for costs associated with the cleanup of a superfund site, and as such as with each of the other potentially responsible parties, is potentially liable on a joint and severable basis for the entire clean-up cost of the superfund site. NAC has denied any responsibility in such action, and the Company believes that its current operations and facilities are in material compliance with all federal, state and local environmental laws and regulations. However, no assurance can be given that changes in such laws, regulations or interpretations thereof or in the nature of the Company's operations will not require the Company to make significant additional capital expenditures in order to maintain or effect compliance. See "Business -- Environmental Matters and Proceedings."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS


     Revenues attributable to foreign customers represented approximately 35.0% and 34.8% of total revenues for the ten month period ended January 31, 1996 and the nine month period ended October 31, 1996, respectively. The Company's contracts are all denominated in U.S. dollars and all of such revenues were paid in U.S. dollars. International sales are subject to inherent risks, including variations in local economies, fluctuating exchange rates which may tend to make the Company's services more expensive to foreign customers, greater difficulty in accounts receivable collection, costs and risks associated with changes in tariffs and other trade barriers, adverse foreign tax consequences, cultural differences and burdens of complying with a variety of foreign laws. There is no assurance that these factors will not have a material adverse impact on the Company's ability to maintain or increase the level of its international revenues.


AVIATION INDUSTRY RISKS

     A substantial percentage of the Company's revenues and operating income is derived from services and parts it provides to its customers in the aviation industry, including the U.S. and foreign governments and militaries. Therefore, the Company's business is directly affected by economic factors and other trends that affect its customers in the aviation industry, including a possible decrease in outsourcing by aircraft operators or projected market growth that may not materialize or continue. When such economic and other factors adversely affect the aviation industry, they tend to reduce the overall customer demand for the Company's products and services, thereby decreasing the Company's revenues and operating income. There can be no assurance that economic and other factors that might affect the aviation industry will not adversely affect the Company's results of operations. See "Business -- Industry Overview" and
"-- Industry Trends."

PRODUCT LIABILITY RISKS

     The Company's business exposes it to possible claims for personal injury, death or property damage which may result from the failure or malfunction of engines serviced by the Company or aircraft spare parts sold by the Company. The Company currently has in force aviation products, premises and hangarkeepers insurance, which the Company believes provides coverage in amounts and on terms that are generally consistent with industry practice. The Company also has insurance coverage for liability in connection with the industrial or marine gas turbine engines that it services. During the last five years, the Company has not experienced any material product liability claims related to its products. However, the Company is subject to a material loss to the extent that a claim is made against the Company which is not covered in whole or in part by insurance and for which any third-party indemnification is not possible. In addition, there can be no assurance that insurance coverages can be maintained in the future at an acceptable cost.

DEPENDENCE ON KEY PERSONNEL

     The continued success of the Company is dependent to a significant degree upon the services of its executive officers and upon the Company's ability to attract and retain qualified personnel experienced in the various phases of the Company's business. Loss of the services of such employees, particularly Michael Culver, Chief Executive Officer of the Company and API Combs; John F. Risko, Chief Operating Officer of the Company and Chief Executive Officer of NAC; or John A. Marsalisi, Chief Financial Officer of the Company and NAC could adversely affect the operations of the Company. The Company does not maintain key man life insurance for any of its executive officers or key employees.

RELIANCE ON SKILLED PERSONNEL

     From time to time the Company has experienced difficulty in attracting and retaining skilled personnel to perform some of its repair and overhaul operations on sophisticated engines and components. The ability of the Company to operate and grow successfully could be jeopardized if the Company is unable to attract and retain a sufficient number of skilled personnel.

CONCENTRATION OF SHARE OWNERSHIP AND CONTROL OF COMPANY


     Approximately 73.3% of the Company's outstanding Common Stock is owned by FAS Inc. ("FAI"), an indirect subsidiary of First Equity Group, Inc. ("First Equity Group"), which, in turn, owns First Equity Development, Inc., an aerospace investment and advisory firm ("First Equity"). Upon consummation of the Offering, FAI will own in the aggregate approximately 41.7% of the outstanding Common Stock, and by virtue of such ownership will have effective control over all matters requiring a vote of stockholders, including the election of directors. See "Principal Stockholders" and "Description of Capital Stock."


BENEFITS OF OFFERING TO EXISTING STOCKHOLDERS; IMMEDIATE AND SUBSTANTIAL
DILUTION


     The existing stockholders of the Company will receive certain benefits from the sale of the Common Stock offered hereby. The Offering will establish a public market for the Common Stock and provide increased liquidity to the existing stockholders for the shares of Common Stock they will own after the Offering, subject to certain limitations. See "Shares Eligible For Future Sale." The Company intends to use $1.8 million of the net proceeds from the Offering to repay the outstanding balance of 15% subordinated debt owed to the Selling Stockholder, $231,000 in payment of accumulated and unpaid dividends on the outstanding Series A Preferred Stock of the Company held by FAI, $350,000 to pay a fee to First Equity for assistance with the Offering and $250,000 to pay a fee to First Equity for assistance rendered in connection with the API Combs Acquisition. See "Use of Proceeds." Assuming that the over-allotment option granted to the Underwriters is exercised in full, the Selling Stockholder will sell 585,000 shares of Common Stock in the Offering and will receive approximately $5.4 million in net proceeds after deducting the underwriting discounts and commission, reflecting a net gain of $9.25 per share over the original cost of the shares and an aggregate net gain of approximately $5.4 million. See "Principal Stockholders." Additionally, immediately following the Offering, the existing stockholders will have an average unrealized gain over the original cost of the shares that will continue to be held by them of $9.55 per share, or an aggregate unrealized gain of approximately $47.9 million. In addition, Mr. Sharma, the Chief Operating Officer of NAC, will have fully vested options to purchase 150,000 shares of the Company's Common Stock with an exercise price of $.01 per share. Such options will represent an aggregate unrealized gain of $1,498,500. In connection with the closing of the Offering, the Company's Series A Preferred Stock, face value $1,650,000, held by FAI will be exchanged for 165,000 shares of Common Stock. See "Dilution" and "Principal Stockholders." Purchasers of the Common Stock offered hereby will incur immediate and substantial dilution of $5.55 in the net tangible book value per share of Common Stock. See "Dilution."

ANTI-TAKEOVER PROTECTIONS; BLANK CHECK PREFERRED STOCK

     The Company's Certificate of Incorporation and Bylaws contain provisions that may have the effect of discouraging certain transactions involving an actual or threatened change of control of the Company. See "Description of Capital Stock -- Certain Provisions of the Certificate and Bylaws" for a description of these provisions. In addition, the Board of Directors of the Company has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the preferences, rights and limitations of any such series without stockholder approval. See "Description of Capital
Stock -- Preferred Stock." The ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals or making it more difficult for a third party to gain control of the Company, or otherwise could adversely affect the market price of the Common Stock.

OFFERING PRICE DETERMINATION; ABSENCE OF PUBLIC MARKET

     Prior to the Offering, there has been no public market for the shares of Common Stock offered hereby and there can be no assurance that an active trading market will develop or be sustained subsequent to the Offering. The initial public offering price of the Common Stock will be determined in negotiations among the Company, the Selling Stockholder and the representatives of the Underwriters and may not be indicative of the prices that may prevail in the public market. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price.

ABSENCE OF DIVIDENDS

     The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Except with respect to the dividends on the preferred stock of API Combs to be issued in connection with the API Combs Acquisition, the Company intends to retain profits, if any, to fund growth and expansion. The terms of NAC's bank credit facility currently prohibit its payment of cash dividends except with the lender's consent. See "Dividend Policy" and "Description of Capital Stock."

                             API COMBS ACQUISITION

     API Combs was formed to acquire Old API. API Combs signed a definitive Asset Purchase Agreement with AMR Combs on November 25, 1996 to purchase certain assets and assume certain liabilities of Old API. The closing of the acquisition will occur concurrent with the closing of the Offering.

     The purchase price for Old API is $11,000,000, subject to further payment or reduction on a dollar-for-dollar basis depending upon whether the net value of assets as of the acquisition closing (as determined in accordance with GAAP principles) is greater or less than $10,500,000, respectively. Ninety percent of the purchase price is payable to AMR Combs in cash, and 10% by means of the issuance to AMR Combs of API Combs Preferred Stock at a face value of $100 per share. The shares of API Combs Preferred Stock will be entitled to an annual dividend of $4.00 per share, payable quarterly.

     If the API Combs Acquisition had occurred as of September 30, 1996, based upon Old API's net asset value as of that date, the purchase price would have been $9.7 million, of which $8.8 million would have been payable in cash and the balance by the issuance of 9,727 shares of API Combs Preferred Stock. The actual purchase price will be determined within 90 days after the consummation of the API Combs Acquisition, and may be more or less than the amount set forth above.

     In connection with the API Combs Acquisition, First Aviation, API Combs and AMR Combs will enter into a Stockholders Agreement. Pursuant to the Stockholders Agreement, AMR Combs will agree that it will not sell the shares of API Combs Preferred Stock received by AMR Combs or the shares of API Combs common stock into which such shares are convertible (collectively the "API Combs Acquisition Shares") for a minimum period of three years. API Combs has the right to redeem the API Combs Acquisition Shares at any time and AMR Combs has the right to cause the Company to redeem the API Combs Acquisition Shares commencing three years after the closing of the API Combs Acquisition. The redemption price is equal to the fair market value of the API Combs Acquisition Shares as determined by independent appraisal. In accordance with generally accepted accounting principles, the Company will be required to estimate the fair market value of the API Combs Acquisition Shares on a quarterly basis. As a result, the Company may be required to adjust net earnings available to common stockholders to reflect any change in the value of such shares. The Stockholders Agreement will also contain certain other rights including: (i) a right of first refusal on the part of First Aviation with respect to any proposed sale of the API Combs Acquisition Shares; (ii) the right of First Aviation to require AMR Combs to participate, on a pro rata basis, with it in the sale of the capital stock of API Combs to a third party; (iii) the right of AMR Combs to elect to participate, on a pro rata basis, in the sale of the capital stock of API Combs to a third party; and (iv) piggyback and demand registration rights granted to AMR Combs with respect to the API Combs Acquisition Shares. The demand registration rights are not exercisable until three years after the closing of the API Combs Acquisition, and, if API Combs has not previously closed an underwritten public offering of its common stock at the time AMR Combs elects to exercise its demand registration rights, API Combs may elect to treat the demand as an exercise by AMR Combs of its put option with respect to the API Combs Acquisition Shares. There are no plans to cause API Combs to conduct a public offering of its securities.

     Old API had total sales of $39.5 million and gross profit of $6.7 million for the year ended December 31, 1996 as compared to $29.7 million and $4.9 million, respectively, for the year ended December 31, 1995. Old API's income from operations for the year ended December 31, 1996 was $642,300 as compared to $92,300 for the same period in the prior year. The net loss for the year ended December 31, 1996 was $60,600 as compared to a net loss of $548,300 for the same period in 1995.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of 3,900,000 shares of Common Stock offered hereby, are estimated to be $34.2 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company (which amount includes a $350,000 fee payable to First Equity for assistance rendered in connection with the Offering) and a $250,000 fee payable to First Equity for assistance rendered in connection with the API Combs Acquisition. See "Certain Transactions." Concurrently with the closing of the Offering, the Selling Stockholder will be exercising warrants for 1,293,335 shares of Common Stock at a price of $0.05 per share.



     The Company intends to use $8.8 million (subject to adjustment) of the net proceeds to acquire Old API, $1.8 million to repay the outstanding balance of 15% subordinated debenture owed to the Selling Stockholder, Canpartners Investments IV, LLC ("Canpartners"), $2.8 million to repay term debt outstanding under NAC's credit facility and $231,000 in payment of accumulated and unpaid dividends on the Company's Series A Preferred Stock held by FAI. See "API Combs Acquisition" and "Certain Transactions." Approximately $20.6 million will be used to reduce the outstanding balance under NAC's credit facility. The total balance outstanding under the credit facility was $32.9 million as of October 31, 1996. Advances under the revolving portion of the credit facility bear interest at the LIBOR rate plus 3.0% and on the term debt portion of the credit facility bear interest at the LIBOR rate plus 3.5% and 4.5%, and have been used primarily to finance inventory purchases and accounts receivable.


     The Company intends to use any remaining net proceeds for working capital and general corporate purposes, including the possible investment in or strategic acquisition of other complementary businesses. Although the Company is continually evaluating potential acquisitions, the Company currently has no agreements, understandings or commitments with respect to any acquisition other than Old API, nor is the Company engaged in negotiations with respect to any acquisition.

     Proceeds not immediately required for the purposes described above will be invested principally in U.S. Government securities, short term certificates of deposit, money market funds or other short term, interest bearing securities.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends or distributions on its Common Stock since its inception. The Company anticipates that, for the foreseeable future, all earnings will be retained for use in the Company's business and no cash dividends will be paid on the Common Stock. Any payment of cash dividends in the future on the Common Stock will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansions, the ability of its subsidiaries to pay dividends or otherwise make cash payments or advances to it and restrictions, if any, under any future debt obligations, as well as other factors that the Board of Directors deems relevant. NAC's credit facility prohibits the payment of cash dividends by it except with the lender's consent.

                                    DILUTION

     The difference between the public offering price per share of Common Stock and the net tangible book value per share of the Company after the Offering constitutes the dilution to investors in the Offering. Net tangible book value per share is determined by dividing the net tangible book value of the Company (tangible assets less total liabilities) by the applicable number of shares of Common Stock.


     At October 31, 1996, the net tangible book value of the Company attributable to its Common Stock was $5,189,000, or $1.03 per share of Common Stock. See footnote (1) below. After giving effect to the sale by the Company of the 3,900,000 shares of Common Stock offered by the Company in the Offering (less underwriting discounts and commissions and estimated expenses of the Offering) at the initial public offering price per share of $10.00, the net tangible book value of the Company attributable to its Common Stock at October 31, 1996, as adjusted for the Offering, would have been $39,649,000 or $4.45 per share, representing an immediate increase in net tangible book value of $3.42 per share to existing stockholders and an immediate dilution of $5.55 per share to new investors.


     The following table illustrates the foregoing information with respect to dilution to new investors on a per share basis:


    Public offering price.............................................              $10.00
      Net tangible book value before the Offering.....................    $1.03(1)
      Increase in net tangible book value attributable to new
         investors....................................................     3.42
                                                                          -----
      Pro forma net tangible book value after the Offering............                4.45
                                                                                    ------
    Dilution to new investors.........................................              $ 5.55
                                                                                    ======


---------------

(1) Computed by reducing total assets of $59,036,000 at October 31, 1996 by $360,000 (the amount of intangible assets), subtracting total liabilities of $53,326,000, assuming the exchange of the Company's Series A Preferred Stock, face value $1,650,000, for 165,000 shares of Common Stock, subtracting the accumulated and unpaid dividends on the Series A Preferred Stock of $231,000, adding the proceeds from the exercise of the outstanding warrants, $70,000, and then dividing by 5,015,000 (the number of shares outstanding immediately prior to the Offering).



     The following table sets forth, with respect to existing stockholders and new investors, a comparison of the number of shares of Common Stock acquired from the Company, the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share.



                                             SHARES                  TOTAL
                                           PURCHASED             CONSIDERATION          AVERAGE
                                       ------------------     --------------------       PRICE
                                        NUMBER      PERCENT     AMOUNT       PERCENT   PER SHARE
                                       ---------    -----     -----------    -----     ---------
    Existing stockholders(2).........  5,015,000     56.3%    $ 2,271,000     5.5 %     $  0.45
    New investors....................  3,900,000     43.7%     39,000,000    94.5 %     $ 10.00
                                       ---------    -----     -----------    -----
              Total..................  8,915,000    100.0%    $41,271,000    100.0%
                                       =========    =====     ===========    =====


---------------

(2) Includes 165,000 shares of Common Stock to be issued in exchange for the Company's Series A Preferred Stock, face value $1,650,000.



     The foregoing table assumes no exercise of the 150,000 outstanding stock options. If all such options had been exercised, there would have been an immediate dilution of $5.63 per share. See "Management -- Executive Compensation and Employment Agreements."

                                 CAPITALIZATION


     The following table sets forth, as of October 31, 1996: (i) the actual capitalization of the Company as of such date; and (ii) the capitalization of the Company on a pro forma as adjusted basis, giving effect to (a) the API Combs Acquisition; (b) the sale by the Company of 3,900,000 shares of Common Stock in the Offering and the application of the net proceeds therefrom; and (c) the exchange of the Company's Series A Preferred Stock, face value $1,650,000 for 165,000 shares of Common Stock, as if each had occurred on October 31, 1996. See "Use of Proceeds." This table assumes that all outstanding warrants to purchase the Company's Common Stock have been exercised in full. The number of outstanding shares of Common Stock reflected in the table excludes 150,000 shares of Common Stock of the Company which are subject to options exercisable as of the date hereof, 250,000 shares reserved for future grants under the Company's Stock Option Plan, and 250,000 shares reserved for future grants under the Company's Employee Stock Purchase Plan. This table should be read in conjunction with information contained under the caption "Unaudited Pro Forma Combined Financial Information" and the Financial Statements and the Notes thereto of each of the Company and API Combs included elsewhere in this Prospectus.



                                                                         OCTOBER 31, 1996
                                                                       ---------------------
                                                                                  PRO FORMA
                                                                       ACTUAL    AS ADJUSTED
                                                                       -------   -----------
                                                                            (DOLLARS IN
                                                                            THOUSANDS)
    Current portion of long-term debt................................  $ 1,105     $    --
    Long-term debt, less current portion.............................   33,643       9,456
    API Combs Preferred Stock........................................       --         973
    Stockholders' equity:
      Preferred Stock, $0.01 par value, 5,000,000 shares authorized;
                33,000 shares issued and outstanding actual; none
         outstanding,
         pro forma as adjusted.......................................    1,650          --
      Common Stock, $0.01 par value; 25,000,000 shares authorized,
         4,850,000 shares issued and outstanding actual; 8,915,000
         shares
         issued and outstanding, pro forma as adjusted...............       49          89
    Additional paid-in capital.......................................      612      36,752
    Retained earnings................................................    3,399       2,808
                                                                       -------     -------
      Total stockholders' equity.....................................    5,710      39,649
                                                                       -------     -------
         Total capitalization........................................  $40,458     $50,078
                                                                       =======     =======

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION


     The following sets forth the Company's Unaudited Pro Forma Combined Income Statement for the twelve months ended January 31, 1996, and the nine months ended October 31, 1996, and the Company's Unaudited Pro Forma Combined Balance Sheet at October 31, 1996, in each case giving effect to: (i) the API Combs Acquisition using the "purchase" method of accounting; (ii) the Offering and the application of the net proceeds therefrom; and (iii) the exchange of the Company's Series A Preferred Stock, face value $1,650,000, for 165,000 shares of Common Stock. The Company's Unaudited Pro Forma Combined Income Statements present such events in each case, as if each had been consummated at the beginning of the periods presented. The Company's Unaudited Pro Forma Combined Balance Sheet presents such events in each case, as if each had been consummated on October 31, 1996. The Unaudited Pro Forma Combined Financial Information of the Company is presented for illustrative purposes only, and does not purport to present the financial position or results of operations of the Company had the API Combs Acquisition, the Offering and such exchange occurred on the dates indicated, nor are they necessarily indicative of the results of operations which may be expected to occur in the future.


     The results of Old API are not included in the historical financial information of the Company presented below. The pro forma adjustments relating to allocation of the purchase price of Old API represent the Company's preliminary determinations of the purchase accounting and other adjustments and are based upon available information and certain assumptions the Company considers reasonable under the circumstances. Final amounts could differ from those set forth therein.

     The following unaudited pro forma combined financial information should be read in connection with the more detailed information, including the Financial Statements and Notes thereto, included elsewhere in this Prospectus.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                                INCOME STATEMENT
                      TWELVE MONTHS ENDED JANUARY 31, 1996
                (Amounts in thousands, except per share amounts)


                                                                                       PRO FORMA
                                                HISTORICAL(1)                  -------------------------
                                 -------------------------------------------   ACQUISITION,
                                             FIRST                              OFFERING
                                   NAC      AVIATION                               AND
                                 2/1/95-    6/1/95-                             EXCHANGE           AS
                                 5/31/95    1/31/96      COMPANY     OLD API   ADJUSTMENTS      ADJUSTED
                                 -------    --------   -----------   -------   -----------      --------
Net sales......................  $24,338     $68,519     $92,857     $29,676     $    99(2a)    $122,632
Cost of sales..................   23,809      57,390      81,199      24,748          --         105,947
                                 -------     -------     -------     --------    -------        --------
Gross profit...................      529      11,129      11,658       4,928          99          16,685
Selling, general and
  administrative expenses......    3,229       5,349       8,578       4,836         545(2b)      13,959
                                 -------     -------     -------     --------    -------        --------
Income (loss) from
  operations...................   (2,700)      5,780       3,080          92        (446)          2,726
                                 -------     -------     -------     --------    -------        --------
Other (income) expense:
  Interest expense.............      644       2,605       3,249         643      (2,935)(2c)        957
  Other........................      801          --         801          (3)         --             798
                                 -------     -------     -------     --------    -------        --------
       Total other (income)
          expense..............    1,445       2,605       4,050         640      (2,935)          1,755
                                 -------     -------     -------     --------    -------        --------
Income (loss) before provision
  for income taxes.............   (4,145)      3,175        (970)       (548)      2,489             971
Income tax expense (benefit)...   (1,210)      1,300          90          --         240(2d)         330
                                 -------     -------     -------     --------    -------        --------
Income (loss) before
  extraordinary item...........  $(2,935)    $ 1,875     $(1,060)    $  (548)    $ 2,249        $    641
                                 =======     =======     =======     ========    =======        ========
Income per share...............                                                                 $   0.07
                                                                                                ========
Shares used in computation of
  net income per share.........                                                                    9,058
                                                                                                ========


        See Notes to Unaudited Pro Forma Combined Financial Information.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                                INCOME STATEMENT
                       NINE MONTHS ENDED OCTOBER 31, 1996
                (Amounts in thousands, except per share amounts)


                                                                                 PRO FORMA
                                                                      -------------------------------
                                                                      ACQUISITION,
                                                                       OFFERING
                                                 HISTORICAL(1)            AND
                                              -------------------      EXCHANGE
                                              COMPANY     OLD API     ADJUSTMENTS         AS ADJUSTED
                                              -------     -------     -----------         -----------
Net sales...................................  $76,776     $29,078       $    49(2a)         $105,903
Cost of sales...............................   65,606      24,333            --               89,939
                                              -------     -------       -------             --------
Gross profit................................   11,170       4,745            49               15,964
Selling, general and administrative
  expenses..................................    6,163       4,258           669(2b)           11,090
                                              -------     -------       -------             --------
Income from operations......................    5,007         487          (620)               4,874
                                              -------     -------       -------             --------
Other expense:
  Interest expense..........................    2,619         548        (2,554)(2c)             613
  Other.....................................       --          --            --                   --
                                              -------     -------       -------             --------
          Total other expense...............    2,619         548        (2,554)                 613
                                              -------     -------       -------             --------
Income (loss) before provision for income
  taxes.....................................    2,388         (61)        1,934                4,261
Income tax expense..........................       --          --            --                   --
                                              -------     -------       -------             --------
Income (loss) before extraordinary item.....  $ 2,388     $   (61)      $ 1,934             $  4,261
                                              =======     =======       =======             ========
Income per share............................                                                $   0.47
                                                                                            ========
Shares used in computation of net income per
  share.....................................                                                   9,058
                                                                                            ========


        See Notes to Unaudited Pro Forma Combined Financial Information.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                                 BALANCE SHEET
                                OCTOBER 31, 1996
                             (Amounts in thousands)


                                                                                   PRO FORMA
                                                                         -----------------------------
                                                                         ACQUISITION,
                                                                          OFFERING
                                                    HISTORICAL               AND
                                              -----------------------     EXCHANGE
                                              COMPANY     OLD API(1)     ADJUSTMENTS       AS ADJUSTED
                                              --------    -----------    -----------       -----------
ASSETS
Current assets:
  Cash and cash equivalents.................   $    --      $ 3,699        $ (3,696)(3a)     $     3
  Restricted cash...........................       544           --              --              544
  Trade and other receivables, net..........    17,937        6,676              --           24,613
  Inventories...............................    34,645        4,273            (300)(3b)      38,618
  Deferred income taxes.....................     1,036           --              --            1,036
  Prepaid expenses and other................     1,763          418            (135)(3c)       2,046
                                               -------      -------        --------          -------
          Total current assets..............    55,925       15,066          (4,131)          66,860
  Other assets..............................       282           --            (225)(3c)          57
  Plant and equipment, net..................     2,829          653              75(3b)        3,557
  Excess of cost over net assets acquired...        --           --           1,635(3b)        1,635
                                               -------      -------        --------          -------
          Total assets......................   $59,036      $15,719        $ (2,646)         $72,109
                                               =======      =======        ========          =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................   $11,729      $ 2,592        $     --          $14,321
  Accrued liabilities.......................     4,321          448             413(3d)        5,182
  Due to affiliates.........................        --       14,340         (14,340)(3d)          --
  Current portion of long-term debt.........     1,105           --          (1,105)(3e)          --
                                               -------      -------        --------          -------
          Total current liabilities.........    17,155       17,380         (15,032)          19,503
                                               -------      -------        --------          -------
Long-term debt less current portion.........    33,643           --         (24,187)(3e)       9,456
Other long-term liabilities.................     2,528           --              --            2,528
                                               -------      -------        --------          -------
          Total liabilities.................    53,326       17,380         (39,219)          31,487
API Combs Preferred Stock...................        --           --             973(3f)          973
AMR Combs' net investment in Old API........        --       (1,661)          1,661(3g)           --

Stockholders' equity:
  Preferred stock...........................     1,650           --          (1,650)(3f)          --
  Common stock..............................        36           --              53(3f)           89
  Additional paid-in capital................       625           --          36,127(3f)       36,752
  Retained earnings (deficit)...............     3,399           --            (591)(3h)       2,808
                                               -------      -------        --------          -------
          Total stockholders' equity........     5,710           --          33,939           39,649
                                               -------      -------        --------          -------
          Total liabilities and
            stockholders' equity............   $59,036      $15,719        $ (2,646)         $72,109
                                               =======      =======        ========          =======


        See Notes to Unaudited Pro Forma Combined Financial Information.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
            (Amounts in thousands, except share and per share data)


     1. The pro forma periods for the twelve months ended January 31, 1996 and for the nine months ended October 31, 1996 are the Company's historical financial reporting periods. For the pro forma period ended January 31, 1996, Old API has been included for the twelve months ended December 31, 1995 because as a division of AMR Combs it had historically reported on a calendar year end. Historical financial information of Old API for the nine months ended September 30, 1996 is included in the pro forma financial information for the nine months ended October 31, 1996. The Company believes the effect of the difference in these reporting periods is not significant and it is not reflected in the Unaudited Pro Forma Combined Financial Information. The final purchase price of the assets to be acquired in the API Combs Acquisition will be determined based upon the balance sheet at the date of closing. Based upon Old API's September 30, 1996 balance sheet, the total purchase price payable to the seller would be $9,727 and the allocation would be:



        Current assets.....................................................  $11,078
        Plant and equipment................................................      728
        Excess of purchase price over net assets acquired..................    1,635
        Accounts payable and accrued expenses..............................   (3,464)
                                                                             -------
                  Total....................................................    9,977
        Less investment advisor fee........................................     (250)
                                                                             -------
                  Total purchase price payable to seller...................  $ 9,727
                                                                             =======



     Total cash consideration paid by the Company will be 90% of the total purchase price payable to the seller, or $8,754. The remaining 10% of the purchase price will be reflected by the Company as a minority interest in the form of API Combs Preferred Stock issued to AMR Combs. The foregoing purchase price and allocations are based on the September 30, 1996 Old API balance sheet and preliminary estimates of fair value. The final purchase price determination and amount of preferred stock to be issued and cash to be paid are contingent upon final assessment or appraisal of the fair value of certain assets to be acquired.



     2. The Company's pro forma income statement adjustments for the twelve months ended January 31, 1996 and the nine months ended October 31, 1996 present the effects on the historical combined financial statements of: the API Combs Acquisition; the Offering and the application of the net proceeds therefrom; and the exchange of the Company's Series A Preferred Stock, face value $1,650, for 165,000 shares of Common Stock based on the Series A Preferred Stock Exchange Price, in each case as if they occurred as of the beginning of such periods, including:


          (a) To reflect sales made by Old API to an affiliated company at intercompany prices that management believes were not reflective of third party sales. The adjustments are calculated to reflect the difference between such intercompany sales and the gross margin stipulated in the Asset Purchase Agreement for such sales during the periods reflected.


          (b) To include certain amounts, aggregating $817 and $628 for the twelve months ended January 31, 1996 and the nine months ended October 31, 1996, respectively, for selling, general and administrative expenses to properly reflect costs the company would have borne as a public entity. Selling, general and administrative expenses for the twelve months ended January 31, 1996 have been reduced by $326 to reflect the reduced depreciation expense resulting from the write-down of fixed assets in the NAC acquisition as if it had occurred at the beginning of the year. In addition, the adjustment reflects amortization of $54 and $41 for the twelve months ended January 31, 1996 and the nine months ended October 31, 1996, respectively, calculated on a straight line basis over thirty years of the $1,635 excess of cost over net assets acquired in the API Combs Acquisition.



        (c) To record the reduction in interest expense totalling $2,935 and $2,554 for the periods ended January 31, 1996 and October 31, 1996, respectively, reflecting the application of the net proceeds from the Offering, consisting of: (i) $192 and $160, respectively, related to the repayment of $2,800 of the Company's term debt; (ii) $503 and $315, respectively, related to the repayment of $1,845 of subordinated debt; (iii) $1,563 and $1,502, respectively, related to the repayment of $20,647 of NAC's credit facility; (iv) $637 and $547, respectively related to interest paid by Old API to AMR Combs, and includes $40 and $30 related to dividends on the API Combs Preferred Stock.


          (d) To record the income tax provision arising from the pro forma adjustments discussed above based on the Company's estimated effective tax rate of 34% for the twelve months ended January 31, 1996.

     3. For purposes of preparing the Unaudited Pro Forma Combined Balance Sheet, Old API's assets and liabilities acquired or assumed have been recorded at their estimated fair values. A final determination of the required purchase price accounting adjustments and of the fair value of the assets acquired or assumed has not yet been finalized. Accordingly, the purchase accounting adjustments made in connection with the development of the unaudited pro forma financial information reflects the Company's best estimate based upon currently available information.


          (a) Adjustments reflect: (i) net cash proceeds generated from the sale of 3,900,000 shares at $10.00 per share, net of expenses and underwriting discounts and commissions of approximately $4,540;
              (ii) cash generated from the exercise of warrants for 1,293,335 shares of Common Stock at $0.05 per share; (iii) the repayment of $2,800 of term debt, the repayment of $1,845 of subordinated debt, and the pay down of $20,647 of NAC's credit facility; (iv) the repayment of accumulated and unpaid dividends on the Series A Preferred Stock of $231; (v) the $8,754 cash consideration for the API Combs Acquisition; (vi) the payment of an investment advisory fee of $250; and (vii) cash not contractually acquired in the API Combs Acquisition.



          (b) The historical financial position of Old API has been adjusted to include: (i) the write-up of fixed assets of $75 to estimated fair value; (ii) $1,635 relating to the excess of cost over net assets acquired; (iii) $300 relating to the write-down of inventory; and
              (iv) the increase in accrued liabilities to record costs related to the acquisition.


          (c) Adjustment reflects the write-off of deferred financing costs for debt which has been repaid.

          (d) Reflects liabilities not contractually assumed in the API Combs Acquisition.


          (e) Adjustments to long-term debt reflect: (i) the repayment of the Company's term debt by $2,800; (ii) the repayment of the Company's subordinated debt by $1,845; and (iii) the pay down of NAC's credit facility by $20,647.



          (f) Adjustments reflect: (i) the exchange by FAI of the Company's Series A Preferred Stock owned by FAI, face value $1,650 for 165,000 shares of Common Stock; (ii) the issuance of API Combs Preferred Stock to AMR Combs, which represents 10% of the purchase price of Old API, resulting in a minority interest of $973; (iii) the effect of the sale of 3,900,000 shares of Common Stock at $10.00 per share, net of expenses and underwriting discounts and commissions of approximately $4,540; and (iv) the exercise of warrants for 1,293,335 shares of Common Stock at $0.05 per share.


          (g) Adjustment to reflect the elimination of $1,661 of AMR Combs investment in and advances to Old API.

          (h) Adjustments to retained earnings reflect (i) the write-off of $360 for deferred financing costs and (ii) the $231 of accumulated dividends paid to FAI as the holder of the Company's Series A Preferred Stock.

                         SELECTED FINANCIAL INFORMATION
                (Amounts in thousands, except per share amounts)

     The selected financial data set forth below should be read in conjunction with the Financial Statements and related Notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included herein.

     The selected financial data of the Company as of and for the ten month period ended January 31, 1996 has been derived from the consolidated financial statements of First Aviation, audited by Ernst & Young LLP, independent accountants. These financial statements and the notes thereto appear elsewhere in this Prospectus.

     The selected financial data of the Company for the nine month periods ended October 31, 1995 and October 31, 1996 has been derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for the fair presentation of the financial position and results of operations for those periods. These financial statements and the notes thereto appear elsewhere in this Prospectus. Results of operations for the nine month period ended October 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending January 31, 1997.

     The selected financial data as of and for the years ended March 27, 1992, April 2, 1993, April 1, 1994 and March 31, 1995 has been derived from the financial statements of NAC, audited by Price Waterhouse LLP, independent accountants. The NAC balance sheet as of March 31, 1995 and the related statements of operations and cash flows for the two years then ended and notes thereto appear elsewhere in this Prospectus.

     The historical data of NAC and the Company are not comparable in all respects. The results of Old API are not included in the financial information of the Company presented below.

                                                                             COMPANY
                                 ------------------------------------------------------------------------------------------------
                                                                                    TWELVE          TEN
                                               FISCAL YEAR ENDED                    MONTHS        MONTHS          NINE MONTHS
                                 ----------------------------------------------      ENDED         ENDED       ENDED OCTOBER 31,
                                 MARCH 27,    APRIL 2,     APRIL 1,   MARCH 31,   JANUARY 31,   JANUARY 31,   ------------------
                                   1992         1993         1994       1995        1996(1)       1996(1)     1995(1)     1996
                                 ---------   -----------   --------   ---------   -----------   -----------   -------    -------
STATEMENT OF OPERATIONS DATA:
  Net sales....................   $88,600      $97,427      $92,513    $83,091      $92,857       $79,415     $67,171    $76,776
  Cost of sales................    81,249       86,006       79,315     72,796       81,199        67,853      59,522     65,606
                                  -------      -------      -------    -------      -------       -------     -------    -------
  Gross profit.................     7,351       11,421       13,198     10,295       11,658        11,562       7,649     11,170
  Selling, general and
    administrative expenses....     9,528        9,721        8,536      9,362        8,578         6,509       6,600      6,163
                                  -------      -------      -------    -------      -------       -------     -------    -------
  Income (loss) from
    operations.................    (2,177)       1,700        4,662        933        3,080         5,053       1,049      5,007
  Interest expense.............     2,857        1,390        1,076      1,807        3,249         2,892       2,303      2,619
  Other income (expense).......    (1,307)      (3,000)        (519)    (1,302)        (801)           --        (801)        --
                                  -------      -------      -------    -------      -------       -------     -------    -------
  Income (loss) before taxes
    and extraordinary items....    (6,341)      (2,690)       3,067     (2,176)        (970)        2,161      (2,055)     2,388
  Income tax expense
    (benefit)..................      (721)         333        1,046       (885)          90         1,300        (356)        --
                                  -------      -------      -------    -------      -------       -------     -------    -------
  Income (loss) before
    extraordinary item.........    (5,620)      (3,023)       2,021     (1,291)      (1,060)          861      (1,699)     2,388
  Extraordinary item...........        --          333(2)        --         --           --            --          --       (864)(3)
                                  -------      -------      -------    -------      -------       -------     -------    -------
  Net income (loss)............   $(5,620)     $(2,690)     $ 2,021    $(1,291)     $(1,060)      $   861     $(1,699)   $ 1,524
                                  =======      =======      =======    =======      =======       =======     =======    =======
  Dividend on preferred
    stock(4)...................                                                                                               99
                                                                                                                         -------
  Net income (loss) applicable
    to common stockholder......                                                                                            1,425
                                                                                                                         =======
  Net income per common share:
    Income before extraordinary
      item per common share....                                                                                          $  0.43
    Extraordinary item per
      common share.............                                                                                          $ (0.16)(3)
                                                                                                                         -------
    Net income per common
      share....................                                                                                          $  0.27
                                                                                                                         =======
  Weighted average number of
    shares.....................                                                                                            5,291

                                                                              COMPANY
                                             -------------------------------------------------------------------------
                                             MARCH 27,   APRIL 2,    APRIL 1,    MARCH 31,   JANUARY 31,   OCTOBER 31,
                                               1992        1993        1994        1995         1996          1996
                                             ---------   ---------   ---------   ---------   -----------   -----------
BALANCE SHEET DATA:
  Working capital..........................   $43,138     $ 37,739    $ 30,379    $35,560      $31,413       $38,770
  Total assets.............................    77,231       69,649      65,059     64,074       60,384        59,036
  Current portion of long-term
    debt...................................       151          244         289        379        1,970         1,105
  Long-term debt, less current portion.....    24,011       21,005      10,963     18,660       27,005        33,643
  Other long-term liabilities..............     1,681        1,322       2,243      2,168        3,601         2,528
  Series A Preferred Stock.................        --           --          --         --        1,650         1,650
  Total stockholders' equity...............    36,984       34,294      36,315     35,024        4,186         5,710

---------------

(1) The financial information presented for the twelve months ended January 31, 1996, the ten months ended January 31, 1996 and the nine months ended October 31, 1995 include four months, two months and four months, respectively, during which NAC was owned by the Predecessor. This information also includes the eight months, eight months and five months, respectively, during which NAC was owned by the Company. The results of operations for these periods are as follows:

                                          TWELVE MONTHS ENDED              TEN MONTHS ENDED               NINE MONTHS ENDED
                                           JANUARY 31, 1996                JANUARY 31, 1996                OCTOBER 31, 1995
                                     -----------------------------   -----------------------------   ----------------------------
                                                 FIRST                           FIRST                          FIRST
                                       NAC     AVIATION                NAC      AVIATION               NAC     AVIATION
                                     2/1/95-    6/1/95-              4/1/95-    6/1/95-              2/1/95-   6/1/95-
                                     5/31/95    1/31/96     TOTAL    5/31/95    1/31/96     TOTAL    5/31/95   10/31/95    TOTAL
                                     -------   ---------   -------   --------   --------   -------   -------   --------   -------
Net sales........................... $24,338    $68,519    $92,857   $10,896    $68,519    $79,415   $24,338   $42,833    $67,171
Cost of sales.......................  23,809     57,390     81,199    10,463     57,390     67,853    23,809    35,713     59,522
                                     -------    -------    -------   -------    -------    -------   -------   -------    -------
Gross profit........................     529     11,129     11,658       433     11,129     11,562       529     7,120      7,649
Selling general and administrative
  expenses..........................   3,229      5,349      8,578     1,160      5,349      6,509     3,229     3,371      6,600
                                     -------    -------    -------   -------    -------    -------   -------   -------    -------
Income (loss) from operations.......  (2,700)     5,780      3,080      (727)     5,780      5,053    (2,700)    3,749      1,049
Interest expense....................     644      2,605      3,249       287      2,605      2,892       644     1,659      2,303
Other income (expense)..............    (801)        --       (801)       --         --         --      (801)       --       (801)
                                     -------    -------    -------   -------    -------    -------   -------   -------    -------
Income (loss) before tax and
  extraordinary item................  (4,145)     3,175       (970)   (1,014)     3,175      2,161    (4,145)    2,090     (2,055)
Income tax expense (benefit)........  (1,210)     1,300         90        --      1,300      1,300    (1,210)      854       (356)
                                     -------    -------    -------   -------    -------    -------   -------   -------    -------
Income (loss) before extraordinary
  item.............................. $(2,935)   $ 1,875    $(1,060)  $(1,014)   $ 1,875    $   861   $(2,935)  $ 1,236    $(1,699)
                                     =======    =======    =======   =======    =======    =======   =======   =======    =======

     Due to the change in ownership and equity structure, income (loss) per share data for these periods cannot be presented meaningfully.

(2) Represents an extraordinary benefit of $333 due to the utilization of net operating loss carry forwards.

(3) Represents an extraordinary charge of $864, or $0.16 per share, due to the write-off of prepaid financing costs and early extinguishment charges incurred in connection with the early extinguishment of debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(4) The calculation of net income per common share requires the deduction from net income of cumulative but undeclared preferred stock dividends. Accumulated but undeclared preferred stock dividends were $88 during each of the twelve months and ten months ended January 31, 1996 respectively. Net income per common share for all periods, except as shown, cannot be presented meaningfully due to the change in ownership and equity structure.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, pro forma financial information and selected financial data of the Company included elsewhere in this Prospectus. The results of Old API are not included in the financial information of the Company presented and discussed below.

OVERVIEW

     First Aviation was formed in March 1995 to acquire the stock of NAC. The acquisition of NAC was completed on June 1, 1995 and has been accounted for under the purchase method of accounting. Net sales for NAC consist of revenues derived from the overhaul and repair of aircraft engines, engine components and industrial turbines as well as the sales of parts and components. Net sales are generally recorded when repaired or overhauled engines and components are completed, tested and shipped. In the ten month period ended January 31, 1996 and the nine month period ended October 31, 1996, revenues from the servicing, repair and overhaul of gas turbine engines and original aircraft components accounted for approximately 74.6% and 82.4% of net sales, respectively, with revenue from the sale of spare parts accounting for the remaining 25.4% and 17.6%, respectively.

     On November 25, 1996, API Combs signed a definitive agreement to acquire Old API, a division of AMR Combs, which acquisition will close concurrently with the closing of the Offering. Old API is an aircraft parts distributor of more than 100 major product lines of aircraft parts. API Technologies, Old API's licensed repair station, offers brake and starter generator overhaul services and is an authorized hose assembly manufacturing facility. Net sales for Old API represent the sales of parts and components, which are recorded when products are shipped.

     The API Combs Acquisition is an initial step in meeting the Company's goal of participating in the consolidation of the aviation services industry. The API Combs Acquisition expands the Company's services by focusing on supplying aircraft parts to the general aviation market, thereby allowing the Company to leverage its repair and overhaul and remanufacturing expertise through new product lines and a new customer base and by expanding API Combs' geographic coverages.

     Since the acquisition of NAC in June 1995 and the installation of new senior management, NAC has initiated certain changes to its operations to improve its financial performance. The first elements of these changes, including expansion of its foreign and domestic direct sales effort, rationalization of its operations under its cost containment program and increasing efficiency through the leveling of production schedules, have been implemented and further efforts are ongoing. The Company believes that the benefits of these changes are reflected in its improved financial performance during the nine months ended October 31, 1996 as compared to the comparable period in the prior fiscal year.

     The Company analyzes its profit margins by, among other methods, product line, and in doing so excludes certain other costs of goods sold, including inventory obsolescence, warranty and related costs, production variances and scrap costs. These other costs of goods sold are included in determining the Company's total gross profit. Beginning in 1994, when Allison changed its authorized distribution agreements, Allison significantly reduced the discounts off of list price, both for parts for over-the-counter sales and parts embedded in overlands and repairs. As a result, the Company's profit margins for parts for a portion of 1995 and 1996 have been adversely impacted. Nonetheless, the Company's profit margins increased for overhauls and repairs during these periods.

     The Company intends to pursue tax planning and related strategies, including the formation of a Foreign Sales Corporation through which the Company will make certain of its export sales. As a result of the anticipated implementation of these strategies, the Company believes that it can reduce its effective tax rate from statutory levels. No assurance can be given that the Company's tax planning strategies will be successful.

     The Company's fiscal year ends January 31. Prior to its acquisition, NAC's fiscal year ended on the Saturday closest to March 31.

RESULTS OF OPERATIONS-FIRST AVIATION

     The following table sets forth, for the periods indicated, the percentages of the Company's net sales that certain income and expense items represent. The results of Old API are not included in the financial information presented and discussed below. For information relating to the results of operations and financial condition of Old API, see the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                       TWELVE MONTHS ENDED,             NINE MONTHS ENDED,
                                                ----------------------------------   -------------------------
                                                APRIL 1,   MARCH 31,   JANUARY 31,   OCTOBER 31,   OCTOBER 31,
                                                  1994       1995         1996          1995          1996
                                                --------   ---------   -----------   -----------   -----------
Net sales.....................................    100.0%     100.0%       100.0%        100.0%        100.0%
Cost of sales.................................     85.7       87.6         87.4          88.6          85.5
                                                  -----      -----        -----         -----         -----
Gross profit..................................     14.3       12.4         12.6          11.4          14.5
Selling, general and administrative
  expenses....................................      9.2       11.3          9.2           9.8           8.0
                                                  -----      -----        -----         -----         -----
Income from operations........................      5.1        1.1          3.4           1.6           6.5
Interest expense..............................      1.2        2.2          3.5           3.4           3.4
Other income (expense)........................     (0.6)      (1.6)        (0.9)         (1.2)           --
                                                  -----      -----        -----         -----         -----
Income (loss) before taxes and extraordinary
  item........................................      3.3       (2.7)        (1.0)         (3.0)          3.1
Income tax expense (benefit)..................      1.1       (1.1)         0.1          (0.5)           --
                                                  -----      -----        -----         -----         -----
Net income (loss) before extraordinary item...      2.2%      (1.6)%       (1.1)%        (2.5)%         3.1%
                                                  =====      =====        =====         =====         =====

  Nine months ended October 31, 1996 compared with nine months ended October 31, 1995


     Net sales for the nine months ended October 31, 1996 increased $9.6 million, or 14.3%, to $76.8 million from $67.2 million during the comparable period ended October 31, 1995. The growth in net sales was primarily due to the $13.2 million, or 26.6%, increase in revenue from repair and overhaul. This increase was offset in part by a $3.7 million, or 21.4%, decrease in the level of parts sold directly to customers due primarily to larger than normal parts orders from one customer in the nine months ended October 31, 1995.


     Cost of sales increased $6.1 million during the nine months ended October 31, 1996 due to the increase in sales during that period. As a percentage of net sales, cost of sales decreased 3.1% to 85.5% during the nine months ended October 31, 1996 from 88.6% during the comparable period in the prior year. This decrease was due primarily to charges incurred during the nine months ended October 31, 1995 of $1.0 million for inventory obsolescence and $0.9 million for warranty and other accruals. Additionally, cost of sales for the nine months ended October 31, 1996 reflect $0.5 million reduced depreciation expense as compared to the same period in the prior year, due to purchase accounting adjustments for the acquisition of NAC by the Company in June 1995.


     The Company's total gross profit increased $3.5 million, or 46%, to $11.2 million for the nine months ended October 31, 1996. As a percentage of sales, total gross profit increased 3.1% from 11.4% to 14.5% for the nine months ended October 31, 1996. The profit margins of the repair and overhaul product line increased from 14.8% to 16.5% for the nine months ended October 31, 1996, while profit margins on part sales declined from 16.4% to 14.7%. Profit margins for the nine months ended October 31, 1996 for repair and overhaul and part sales product lines reflect the full implementation of changes in Allison's arrangements with its AMCs. For parts ordered after September 1994, Allison reduced the Company's discount off of list price on over-the-counter parts sales by 60% for the 501 product line and by 62.5% on the 250 product line. For parts embodied in overhauls, Allison reduced the discount off of list price by 20% for the 501 engine, and by 20% for the 250 engine. The decrease in profit margins on over-the-counter part sales for the nine months ended October 31, 1996 was largely due to the change in Allison's arrangements with its AMCs. Profit margins of the repair and overhaul product line increased during the nine months ended October 31, 1996 despite the adverse effect of the change in Allison's parts pricing.


     The Company's total gross profit margins for the nine months ended October 31, 1996 reflect a reduction of $1.3 million of other cost of goods sold compared to the same period in the prior year, primarily due to $1.0 million inventory obsolescence charge and $0.9 million recorded for warranty and related expenses incurred in the nine months ended October 31, 1995. Additionally, total gross margins for the nine months ended October 31, 1996 reflect $0.5 million reduced depreciation expense as compared to the same period in the prior year, due to purchase accounting adjustments for the acquisition of NAC by the Company in June 1995.


     Selling, general and administrative expenses for the nine months ended October 31, 1996 decreased $0.4 million, or 6.6%, to $6.2 million from $6.6 million for the comparable period ended October 31, 1995. As a percentage of sales, selling, general and administrative expenses decreased from 9.8% to 8.0%. The reduction was due primarily to a one-time charge of $0.2 million incurred in 1995 for the lump sum settlement to eliminate longevity pay to certain personnel.


     Interest expense for the nine month period ended October 31, 1996 increased $0.3 million to $2.6 million from $2.3 million for the nine months ended October 31, 1995. This increase was due to an increase in the average borrowings under the Company's credit facilities as a result of the Company's need for increased working capital and indebtedness incurred in connection with the acquisition of NAC in June 1995.

     Other expenses decreased $0.8 million for the nine months ended October 31, 1996. During the nine months ended October 31, 1995, the Company incurred $0.8 million of expenses, representing the write-off of a marine gas turbine engine joint venture investment, including related advances, and professional fees incurred in connection with the sale of NAC by the Predecessor.

     Net income increased by $3.2 million to $1.5 million for the nine months ended October 31, 1996, compared to a loss of $1.7 million for the nine months ended October 31, 1995.

  Twelve months ended January 31, 1996 compared to the Fiscal Year ended March 31, 1995

     The twelve months ended January 31, 1996 is comprised of three separate periods of time and operation. The initial two months of the period, February and March of 1995, are also reported as part of fiscal year ended March 31, 1995. During these two months, NAC incurred after tax losses of $1.9 million. April and May of 1995 represent the two months immediately preceding the acquisition of NAC by the Company. Under the ownership management of the Predecessor, NAC incurred after tax losses of $1.0 million during this two month period. The Company acquired NAC on June 1, 1995 and installed new senior management during the last eight months of this period. During this period, the Company generated net income of $1.9 million.

     Net sales for the twelve months ended January 31, 1996 were $92.9 million, an increase of $9.8 million, or 11.8%, over the fiscal year ended March 31, 1995. Repair and overhaul revenues were $70.0 million in the twelve months ended January 31, 1996, an increase of $5.6 million, or 8.7%, over fiscal 1995. The increase was due largely to increased sales under the FMS contract. During the twelve months ended January 31, 1996, parts sales were $22.9 million as compared to $18.7 million during the fiscal year 1995.

     Cost of sales increased $8.4 million, or 11.5%, to $81.2 million during the twelve months ended January 31, 1996. As a percentage of net sales, cost of sales for the twelve months ended January 31, 1996 decreased slightly to 87.4% compared to 87.6% in fiscal 1995.


     Total gross profit for the twelve months ended January 31, 1996 increased $1.4 million, or 13.2%, to $11.7 million from $10.3 million for the fiscal year ended March 31, 1995. As a percentage of net sales, gross profits increased slightly to 12.6% from 12.4% in the fiscal year ended March 31, 1995. Profit margins of the repair and overhaul product line for the twelve months ended January 31, 1996 increased to 14.7% from 13.6%. Profit margins of the parts sales product line increased to 16.1% from 14.0% during fiscal 1995, due largely to higher margin sales on greater than normal part sales to one customer during the twelve months ended January 31, 1996. These improvements in both profit margins of the repair and overhaul and parts products lines for the twelve months ended January 31, 1996 were largely offset by an increase of $1.2 million of other cost of sales during that period compared to fiscal 1995, primarily relating to inventory obsolescence and warranty and related expenses. In addition, profit margins were negatively affected by the change in Allison's arrangements with its AMCs as discussed above under "- Results of Operations - First Aviation - Nine months ended October 31, 1996 compared with nine months ended October 31, 1995."

     Selling, general and administrative expenses for the twelve months ended January 31, 1996 were $8.6 million, a decrease of $0.8 million, or 8.4%, from the $9.4 million incurred during fiscal 1995. The Company's selling, general and administrative expenses are primarily associated with its repair and overhaul activities. As a percentage of net sales, selling, general and administrative expenses decreased to 9.2% from 11.3% in fiscal 1995. This decrease was primarily due to the freezing of NAC's pension plan, a reduction in management fees and a company-wide effort to lower controllable costs, partially offset by increased contributions to NAC's 401(k) plan and greater direct sales and marketing efforts and related costs.

     Interest expense during the twelve months ended January 31, 1996 increased by $1.4 million from $1.8 million to $3.2 million as compared to the fiscal year ended March 31, 1995. The increase was due to the increase in the level of borrowings under NAC's credit facility and subordinated debenture and term loan indebtedness incurred in connection with the acquisition of NAC in June 1995.

     Other expenses declined during the twelve months ended January 1996 by $0.5 million, or 38.5%, to $0.8 million compared to $1.3 million incurred during fiscal 1995. Both periods include the write-off of a marine gas turbine engine joint venture investment, including related advances. During fiscal 1995, the Company also incurred $0.7 million in professional fees incurred in connection with efforts to sell NAC by its former shareholder.

     The loss before taxes for the twelve months ended January 31, 1996 was $1.0 million, a $1.2 million improvement compared to the loss of $2.2 million incurred during the fiscal year ended March 31, 1995. During the last eight months of the period ended January 31, 1996, when NAC was under current management, the Company earned $3.2 million on a pretax basis. The pretax loss for the four months immediately preceding the ownership change was $4.2 million.

     Income taxes for the twelve months ended January 31, 1996 were $0.1 million compared to a tax benefit of $0.9 million for fiscal 1995. The charge for the twelve months ended January 31, 1996 is due to the incurrence of state franchise taxes.

     As a result of the factors described above, the net loss of $1.1 million incurred during the twelve months ended January 31, 1996 represents a decline of $0.2 million from the $1.3 million loss reported during the fiscal year ended March 31, 1995.

  Fiscal 1995 compared to Fiscal 1994


     Net sales for fiscal 1995 declined 10.2%, or $9.4 million, to $83.1 million from $92.5 million for fiscal 1994. Overhaul revenues declined 4.6% to $64.4 million in fiscal 1995 due primarily to $13.0 million in reduced revenues under the FMS contract offset to a large extent by increased revenues in most of the Company's product lines. Parts sales decreased 25.2%, or $6.3 million, due to a shortage of parts supplied by Allison and weak industry conditions.


     Cost of sales declined $6.5 million from $79.3 million for fiscal 1994 to $72.8 million for fiscal 1995, due primarily to the decrease in sales. As a percentage of net sales, cost of sales increased to 87.6% in fiscal 1995 from 85.7% in fiscal 1994.

     Total gross profit decreased $2.9 million to $10.3 million for fiscal 1995. As a percentage of sales, the Company's gross profit declined to 12.4% in fiscal 1995 from 14.3% in fiscal 1994. Profit margins of the repair and overhaul product line decreased from 19.6% to 13.6% in fiscal 1995 due primarily to a 33.8% decline in revenue in the Company's largest product line, the 501 flight engine. Profit margins of parts sales increased from 13.2% to 14.0% in fiscal 1995. Other cost of goods sold decreased from $3.3 million in fiscal 1994 to $1.1 million in fiscal 1995 due primarily to large production variances in fiscal year 1994.

     Selling, general and administrative expenses increased $0.9 million to $9.4 million for fiscal 1995 from $8.5 million for fiscal 1994. The increase was due to several factors including increases in management fees, the termination of a lease and increased investments in business development programs.

     Interest expenses increased $0.7 million in fiscal 1995 to $1.8 million from $1.1 million in fiscal 1994. The increase was due to increased borrowing under NAC's credit facility in order to finance a dividend to the

Predecessor. In addition, interest rates paid on the credit lines increased from an average of 7.185% to 9.625% in fiscal 1995.

     Other expenses increased in fiscal 1995 by $0.8 million to $1.3 million from $0.5 million in fiscal 1994. This was due to the write-off of a joint venture investment in connection with a marine gas turbine engine joint venture investment, including related advances, and professional fees incurred in connection with efforts to sell NAC by the Predecessor.

     Income before taxes declined from $3.1 million in fiscal 1994 to a loss of $2.2 million for fiscal 1995 due to the factors discussed above.

     In fiscal 1995, NAC had an income tax benefit of $0.9 million compared to income taxes of $1.0 million for fiscal 1994. The tax benefit resulted from the Company's loss from operations in fiscal 1995.

     NAC incurred a loss of $1.3 million in fiscal 1995 compared to income of $2.0 million in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

     First Aviation's aggregate capital expenditures for fiscal 1995, the ten months ended January 31, 1996, and the first nine months ended October 31, 1996 were $2.5 million, $1.1 million and $0.8 million, respectively. Management anticipates that capital expenditures for the balance of fiscal 1997 and fiscal 1998 will be, in the aggregate, approximately $3.5 million, exclusive of the costs of acquiring Old API. These expenditures will be used to fund the purchase of tooling, test equipment, and data processing equipment. Management expects to fund these capital expenditures from cash flow from operations and, if necessary, from borrowings.

     The Company's cash flow (deficit) from operations for the nine months ended October 31, 1996, the eight months ended January 31, 1996, the fiscal year ended March 31, 1995 and the two months ended May 31, 1995 was $(4.2) million, $0.8 million, $(3.9) million and $1.8 million, respectively. Cash used for investing during these same periods was $1.0 million, $13.6 million, $3.3 million and $0.3 million, respectively. Cash generated (utilized) by financing activities during these same periods was $5.2 million, $12.9 million, $7.2 million and $(1.5) million, respectively.


     Concurrently with the consummation of the Offering, the Company will use the net proceeds from the Offering to complete the API Combs Acquisition and to pay down a portion of the credit facility presently in place at NAC. The Company will also retire the $1.8 million of 15% subordinated debenture due to Canpartners and will use $231,000 in payment of accumulated and unpaid dividends on the Series A Preferred Stock. The balance of the funds will be held for general corporate purposes including potential acquisitions.


     In June 1996, NAC entered into a new credit facility. Borrowings under this $40.0 million credit facility were used to retire the outstanding debt under NAC's then-existing $30.0 million revolving credit line and term loan. Additionally, the new facility provided funds needed to finance the Company's expansion plans by enabling the Company to acquire an adequate supply of inventory and to finance receivables. In connection with the refinancing, the Company recorded an extraordinary charge of $864,000 for prepayment penalties and the write-off of the unamortized balance of loan fees.

     The new credit facility provides NAC with a revolving credit facility that allows for borrowings of up to $37.0 million and $3.0 million of term loans. Advances under the revolving portion of the credit facility bear interest at LIBOR plus 3.0%. The revolving portion of the credit facility also allows for the issuance of letters of credit up to an aggregate of $1.5 million. At October 31, 1996, borrowings under the revolving portion of the credit facility, including outstanding letters of credit, amounted to $30.1 million and carried an interest rate of 8.38%. The credit facility expires on May 15, 1999.

     As part of the credit facility, NAC has borrowed $1.0 million and $2.0 million, respectively, under two term loans. The term loans bear interest at a variable rate of LIBOR plus 3.50% and 4.50%, respectively. At October 31, the interest rates on these two term loans were 8.88% and 9.88%, respectively.

     This new credit facility contains a number of covenants, including restrictions on mergers, consolidations and acquisitions, the incurrence of indebtedness, transactions with affiliates, the creation of liens, capital expenditures and management fees. The covenants also require NAC to maintain defined minimum levels of net worth as well as certain interest coverage ratios and minimum backlog levels. The Company is currently in compliance with all such covenants. However, there can be no assurance that the Company will continue to be in compliance with such covenants, or that such covenants will not restrict the types of business or level of growth the Company can undertake.

     At October 31, 1996, letters of credit issued under the prior credit facility and still outstanding amounted to $494,000. These letters of credit are currently collateralized by cash in the amount of $0.5 million. Of this amount, $468,000 will expire prior to March 3, 1997, at which time, the cash collateral will be returned to NAC. One letter of credit in the amount of $26,000 does not expire until October 1999.


     In connection with the acquisition of Old API, API Combs expects to issue 9,727 shares of API Combs Preferred Stock, subject to adjustment. Such preferred stock is convertible solely into common stock of API Combs. The API Combs Preferred Stock will carry a $4.00 per share annual dividend, payable quarterly. See "API Combs Acquisition."


     Based upon current and anticipated levels of operations and plans for integrating Old API's business, the Company believes that its cash flow from operations, combined with borrowings available under the existing line of credit, will be sufficient to meet its current and anticipated cash operating requirements, including scheduled interest and principal payments, capital expenditures, preferred dividends requirements and working capital needs through the end of fiscal 1997.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. SFAS 121 is effective for fiscal years beginning after December 31, 1995. The Company adopted SFAS 121 on February 1, 1996 and there was no effect of adoption.

                                    BUSINESS

GENERAL


     First Aviation is a worldwide leader in providing services to aircraft operators of some of the most widely used military, commercial, and general aviation aircraft engines in the world. The Company's operations include repair and overhaul of gas turbine engines and accessories, remanufacturing of engine components and accessories, and redistribution of new and remanufactured parts. With the API Combs Acquisition, the Company will be one of the leading suppliers of aircraft engine and other aircraft parts to the general aviation industry worldwide. On a pro forma basis, including the API Combs Acquisition, the Company had net sales of $105.9 million and income before extraordinary item of $4.3 million for the nine month period ended October 31, 1996, and net sales of $122.6 million and income before extraordinary item of $0.6 million for the twelve month period ended January 31, 1996.


     Through NAC, the Company provides repair and overhaul services for several engine types, including: (i) the Allison engines that power the Lockheed Martin C-130 "Hercules" cargo aircraft, the most popular cargo aircraft in the world;
(ii) the engines employed on most light helicopters; and (iii) industrial turbine engines primarily used for power cogeneration and gas transmission. The Company has also established itself as an industry leader in the remanufacturing of serviceable engine parts and components for use in engine overhauls.

     The API Combs Acquisition is an initial step in meeting the Company's goal of participating in the consolidation of the aviation services industry. The API Combs Acquisition expands the Company's services by focusing on supplying aircraft parts to the general aviation market, thereby allowing the Company to leverage its repair and overhaul and remanufacturing expertise through new product lines and a new customer base and by expanding API Combs' geographic coverage.

     The Company believes it is positioned to benefit from certain industry trends that favor independent repair and overhaul and aircraft providers including: (i) increased outsourcing of repair and overhaul services by engine operators as engine operators seek to reduce operating costs and turnaround time; (ii) increasing consolidation among repair and overhaul and parts providers as engine operators reduce the number of providers used for these services; (iii) increased emphasis on the traceability of aircraft parts which has, in turn, increased the required sophistication of information systems used by parts distributors; (iv) growing demand for remanufactured parts as engine operators seek to lower costs of repair and overhaul services; (v) increasing aviation activity which, in turn, increases the demand for repair and overhaul services; and (vi) increased demand by aircraft operators for third parties to manage and maintain parts inventories so that aircraft operators may reduce their parts inventory.

INDUSTRY OVERVIEW

     Engine Repair and Overhaul. The Company believes that the current annual worldwide market for gas turbine engine repair and overhaul services is approximately $6.5 billion. Gas turbine engines are used to power aircraft and marine vessels and to generate electricity for industrial applications. Repair and overhaul services are performed by engine operators, engine manufacturers, and independent operators such as the Company. The engine repair and overhaul market is highly fragmented with over 1,800 service providers, competing primarily on the basis of price, quality and turnaround time. The repair and overhaul of aircraft engines and engine components is regulated by governmental agencies throughout the world, including the FAA and the DOD, and is supplemented by engine manufacturers' guidelines which generally require that engines be overhauled and certain engine components be replaced after a certain number of flight hours and/or cycles (take-offs and landings).

     Aviation Parts Sales. The Company believes that the current annual worldwide market for new and used spare engine parts and spare aircraft engines is approximately $10.0 billion of which $1.3 billion is supplied by the aftermarket. The aviation parts market is highly-fragmented with a limited number of large, well-capitalized companies selling a broad range of aircraft spare parts and numerous smaller competitors serving niche markets. Through API Combs, the Company serves the general aviation sector of this market, which includes regional airlines, business aviation and helicopter and recreational operators. In the general aviation sector FBOs play an integral role in aircraft servicing and maintenance by providing a broad range of services to general aviation aircraft operators on an as needed basis. FBOs and other maintenance operators continue to consolidate and are dependent on a limited number of aftermarket suppliers to provide the parts and customer service necessary to support general aviation aircraft.

INDUSTRY TRENDS

     Increased Outsourcing of Repair and Overhaul Services. In recent years, many engine operators have recognized outsourcing of repair and overhaul services as an opportunity to reduce operating costs and turnaround time. Outsourcing allows engine operators to benefit from the expertise of service providers such as the Company who have developed proprietary repair schemes and achieved economies of scale unavailable to individual operators. Additionally, outsourcing allows engine operators to limit their capital investment in infrastructure and personnel by eliminating the need for the remanufacturing equipment, sophisticated information systems technology and inventory required to effectively repair and overhaul engines. As engine operators continue to become more cost and value conscious, and as modern aircraft engines become increasingly more sophisticated, the Company expects the trend to outsourcing to continue.

     Increasing Consolidation. The Company believes that customers are increasingly seeking the services of larger, more sophisticated and better capitalized service providers. In order to reduce costs, satisfy increased governmental regulatory scrutiny, streamline buying decisions and assure quality, engine operators are seeking to reduce the number of providers that are used both for repair and overhaul and parts supply services. As modern aircraft engines become more sophisticated, so do the repairs and parts requirements for such engines. At the same time, engine operators have become more sensitive to quick turnaround times. As a result, the Company believes that engine operators increasingly select those service providers which have made a significant capital commitment toward developing proprietary repair schemes and acquiring remanufacturing equipment and inventories, and therefore are capable of providing higher quality and more timely services than under-capitalized competitors can offer. Additionally, the increasing costs of technology and inventory levels required to compete effectively has made entry into and continued success in the industry more difficult and expensive. The Company believes that well-capitalized, technologically sophisticated providers capable of offering a wide breadth of services will benefit from this consolidation trend.

     Greater Emphasis on Traceability. Due to concerns regarding unapproved aircraft spare parts, regulatory authorities have increased the level of documentation which must be maintained on aircraft spare parts. This requirement has, in turn, been extended by end-users to the vendors of the parts. The sophistication required to track the history of an inventory consisting of thousands of aircraft spare parts is considerable and has required companies to invest significantly in information systems technology.

     Growing Demand for Remanufactured Parts. During the course of an engine overhaul or a repair, engine components are replaced using either new parts or aftermarket parts that are of FAA-certified "overhauled" or "serviceable" condition. As engine operators seek to lower costs related to overhaul and repair services, they have focused on engine component costs, which comprise a majority of the engine overhaul expense. Increasingly, these operators are using high quality remanufactured parts instead of new parts supplied by the original equipment manufacturer since aftermarket parts are frequently sold at a 30-40% discount to new parts.

     Increasing Aviation Activity. Aviation activity is expected to increase significantly over the next ten years. According to the 1996 Boeing Current Market Outlook, global commercial air travel is expected to increase 70% through the year 2005, while the number of passenger and cargo aircraft deliveries is expected to increase by 47%. According to the FAA, U.S. turbine powered general and business aviation will increase 28% by the year 2006. Production of general aviation aircraft has risen by 10% in the first half of 1996, after a 16% increase in 1995. The Company believes that the growth in aviation activity will result in increased utilization of existing aircraft and increase the demand for repair and overhaul services and aircraft and engine components.

     Inventory Management by Third Parties. Aircraft operators, FBOs and other maintenance providers are increasingly seeking to lower costs through the reduction of their parts inventory. The Company believes that these parties seek well-capitalized and technologically sophisticated parts redistributors who have a broad availability of inventory which can be delivered on a next-day basis to reduce their inventory carrying needs.

COMPETITIVE STRENGTHS

     The Company believes that it is well positioned to take advantage of positive trends in the marketplace based upon the following competitive strengths:

     Worldwide Leader. The Company is the worldwide leader in engine repair, overhaul and support for each of the Allison engines that it services, which includes the engine that powers the C-130 "Hercules," and has more than 30 years of experience. The Company provides repair and overhaul services to more than 300 customers located in more than 45 countries. The Company believes that its customers select it based on its quality of service, superior turnaround time and price competitiveness.

     Remanufacturing and Engineering Expertise. Through the development of proprietary remanufacturing and repair techniques, the Company is able to provide its customers with low cost overhaul and repair services. The Company believes that its ability to provide in-house remanufacturing capabilities enables it to offer complete maintenance programs while maintaining higher quality standards and faster turnaround times than other service providers who rely on third party providers to remanufacture parts. To demonstrate its commitment to excellence in the quality of its services, the Company is seeking to have its repair and overhaul processes and inspection procedures certified to internationally recognized ISO 9001 Quality Standards and expects certification to be completed in 1997. The Company believes that it will be the only engine repair and overhaul provider in the world designated at this highest ISO standard, a standard generally reserved for manufacturing concerns.

     Computer-based Advanced Remanufacturing System ("CARS"). The Company has developed a proprietary, advanced integrated computer system for the management and scheduling of the sequential and simultaneous tasks that are required to overhaul engines and components. CARS substantially reduces engine and parts inspection time, reduces required inventory levels and expedites preparation of customer work orders and cost estimates. Moreover, the system provides real-time information that permits management to optimize and automate the daily deployment of personnel and materials among the Company's product lines, manage inventory, perform costs analysis and prepare customer estimates, reports and billing.

     Unique Approach to Aviation Parts Distribution. API Combs seeks to differentiate itself to customers through the combination of superior customer service, just-in-time delivery and broad product offerings at competitive prices. By maintaining a single warehouse and shipping center in Memphis, Tennessee, API Combs is able to provide real-time quotes and next day delivery for over 100 product lines and 80,000 parts and the Company believes it is able to receive and fulfill customer orders later in the day than any other national competitor. API Combs' centralized distribution center further allows it to eliminate the duplication of inventories, branch overhead expenses prevalent with competitors which operate in multiple locations and offer its products at competitive prices. API Combs' extensive inventory and same-day shipping capabilities enable customers to reduce their inventory by relying on API Combs to be their third party inventory manager.

     Sophisticated Information Systems. API Combs' management information systems track inventory on a real-time basis and capture and report data regarding customer records, quotations, lost sales, inventory traceability, pricing, market availability, payment performance, shipping records, and other critical information relating to both inventory and customers. This data is used to forecast demand, maximize inventory turns, provide quick and accurate customer service and to assist in marketing strategies.

     Partnership Approach to Customers. API Combs enjoys substantial repeat sales to established customers and actively seeks opportunities to develop closer linkages with its customers. While API Combs maintains a central warehouse, it fields a national and international network of field representatives to maintain and develop relationships. Common practices at API Combs include stocking specially requested items, providing customized price books, and locating hard-to-find parts. API Combs also offers an extensive cooperative marketing program designed to help API Combs customers attract business to their facilities.

BUSINESS STRATEGY

     The Company is committed to providing total maintenance solutions to its customers. The Company believes that its competitive strengths place it in a unique position to capitalize on the industry trend toward expanded outsourcing of repair and overhaul work and increased use of remanufactured parts to reduce maintenance costs. In addition, the centralized distribution structure of API Combs allows it to focus resources into a more efficient, lower cost distribution center that provides high order fill rates and superior customer service so that it can compete favorably with traditional distributors that service customers through branch operations. The key components of the Company's business strategy include the following:

     Internal Growth. The Company's strategy is to increase net sales and operating income through the successful marketing of its products and services to new customers, cross-selling of its product lines to new and existing customers and the extension of its product lines. The Company believes its commitment to an increased direct sales effort will play an integral role in generating internal growth. An example of the Company's success in developing new product lines is the Pratt & Whitney Canada PT6 engine, used to power aircraft and helicopters, for which the Company has recently signed two new contracts scheduled to commence in early 1997. The Company's new contracts for repair and overhaul of the PT6 engine are with AGES (relating to overhaul of PT6 engines for the U.S. Government's C-12 program) and the Saudi Ministry of Defense, and are for terms of five and three years, respectively, although there are no minimum volume commitments from the respective customers in either contract. The Company seeks to demonstrate to its customers and potential customers how the Company is able to provide total maintenance solutions for their engines by combining technical support, inventory pools, customized engineering services and assistance in arranging financing. The Company believes that providing a total maintenance solution will lead to closer and longer term relationships with customers that should provide a more predictable flow of business.

     Growth by Acquisitions. In order to capitalize on the consolidation trends within the industry, the Company pursues strategic acquisitions of companies with a customer base, product line or technology which complements or expands the Company's existing operations. The API Combs Acquisition is an example of an acquisition which allows the Company to expand its product and service lines. The Company believes that strategic acquisitions will help the Company achieve its goal of providing total maintenance support to its customers as a large, sophisticated, fully-integrated service provider.

     Expand Accessory and Component Remanufacturing. The Company is committed to increasing the amount of remanufacturing of accessories and engine components that it performs since this work typically generates higher margins for the Company. The Company's remanufacturing business serves both the Company's existing repair and overhaul customers, where embodied engine parts are remanufactured at a significantly lower cost than the cost of new parts, as well as third party customers which do not possess the capability to remanufacture serviceable parts. The Company has experienced significant customer demand for its remanufacturing services and has dedicated a portion of its production capacity and plans to dedicate additional production capacity to the remanufacturing of accessories and engine components.

     Operating Efficiencies. The Company's management will continue to focus on profitable earnings growth through the continued implementation of several strategic initiatives which include continued cost management and the addition of significant throughput in its repair and overhaul services without substantial capital investment. An example of the Company's ability to manage operating efficiencies is API Combs' centralized distribution center, which allows the Company to eliminate the duplication of inventories and branch overhead expenses prevalent with competitors which operate in multiple locations.

OPERATIONS

     NAC Repair and Overhaul. The three primary reasons for removing an engine from an aircraft for servicing are: (i) the number of engine hours since its last overhaul have reached the engine's "life limit" and its parts must be replaced; (ii) the engine has been damaged; and (iii) the aircraft instrumentation system indicates that the engine is not performing optimally in its operating environment. The cost of servicing an engine that has been removed varies depending upon the age, size and model of engine and the extent of the repairs being performed.

     The following table sets forth: (i) the lines of gas turbine engines and components the Company services; (ii) the Company's estimate of the number of such engines produced; (iii) the typical cost of the overhaul of such engines;
(iv) the estimated cost of a new engine/component, and (v) the principal applications of such engines.

                                          TYPICAL COST           ESTIMATED
                            NUMBER         OF COMPLETE          COST OF NEW
         LINES             PRODUCED         OVERHAUL         ENGINE/COMPONENTS         PRINCIPAL ENGINE APPLICATIONS
------------------------   --------    -------------------   ------------------    -------------------------------------
ALLISON ENGINE COMPANY
  Model 501/T56             15,660          $450,000         $1.2-$1.7 million     Fixed wing commercial and military
                                                                                   aircraft, including the Lockheed
                                                                                   C-130 "Hercules," Lockheed Electra,
                                                                                   Lockheed P3, Convair 580, and Grumman
                                                                                   C2/E2
  Model A250                23,860           $90,000         $240,000-$400,000     Rotary and fixed wing commercial and
                                                                                   military aircraft, including Bell
                                                                                   helicopter models 206, 407 and 430,
                                                                                   and McDonnell Douglas MD500 and MD600
                                                                                   helicopters
  Model 501, 570/571-K       1,800          $350,000             $750,000+         Industrial and electric power,
                                                                                   cogeneration, marine propulsion and
                                                                                   gas compression
PRATT & WHITNEY CANADA
  PT6                       25,960      $100,000-$180,000    $250,000-$400,000     Beech King Air, Beech 1900, Cessna
                                                                                   Caravan and other fixed wing and
                                                                                   helicopter applications
MCDONNELL DOUGLAS
  MD-500 (Helicopter
    components)              4,650      Varies depending     Varies depending      Not applicable
                                          upon specific        upon specific
                                           components            components

     Description of an Overhaul -- Model 501 Flight Engine Example. The following discussion describes the range of work hours and procedures scheduled for the repair and overhaul of a representative Model 501 engine. The repair and overhaul process for other engine types which the Company services are broadly similar to those of the Model 501.

                                                                             RANGE OF HOURS
                                                                                SCHEDULED
                                   ACTIVITY                                  FOR COMPLETION
    ----------------------------------------------------------------------  -----------------
    Disassemble, clean and reassemble.....................................    300    -    450
    Inspection............................................................    300    -    450
    Remanufacturing.......................................................    650    -    850
                                                                            -----       -----
         Total hours per engine...........................................  1,250    -  1,750
                                                                            =====       =====

     Each overhaul can involve 8,000 or more parts and 150 separate work orders. Nonetheless, the Company currently performs some Model 501 overhauls in less than 30 days. In order to achieve this throughput, many parallel processes must be performed, with numerous components coming together just before final assembly. The nature of this overhaul process requires a highly managed systems-driven environment, which is facilitated by the Company's specialized object-oriented software described in more detail below.

     Disassembly, Cleaning and Inspection. Upon the receipt of an engine or module, technicians disassemble the unit into its components. In the case of a complete flight engine, the unit is initially broken down into its three major modules: the turbine, the compressor and the gearbox. These modules are then disassembled further into their components, a process which requires special tooling and expertise. Each component and part is completely cleaned to allow for comprehensive inspection. The inspection involves testing and evaluating part size, structural integrity and material tolerances. There are thousands of individual parts in an Allison Model 501 flight engine, all of which are subject to inspection. A detailed checklist and reporting procedure is used to create a "condition report" documenting the state of each part inspected. Inspectors tag all parts which need to be replaced or reworked, and electronically prepare, but do not submit at this stage, work orders and requisitions to the Company's parts and production departments for inventory and scheduling purposes. The Company utilizes its CARS system throughout this process to significantly reduce the amount of detailed inspection time required. See "Computer-based Advanced Remanufacturing System."

     As a result of the work completed in the disassembly and inspection process, the Company obtains detailed information concerning which engine parts can be reused or repaired and which must be replaced, as well as the approximate labor needed to complete the job. The inspector and the sales and customer support personnel covering the customer account evaluate the parts and production orders, prepare a detailed cost estimate and send the price estimate with the condition report to the customer typically within a week. Upon receipt of the customer's approval of the estimate, the Company releases the requisitions and work orders into the workflow. The Company's computer system identifies and tracks the parts and associated work orders from each individual engine throughout the overhaul process in order to maintain the integrity of the engines it services. During the overhaul process, if additional repairs or work are deemed necessary, the Company's customer support personnel become actively involved in negotiating pricing, scheduling and logistical issues with the customer.

     Parts Remanufacturing, Replacement and Reassembly. The parts remanufacturing process involves reworking existing parts to original specifications. This entails a combination of machining, parts coating, welding, heat treatment, metalizing, metal reshaping and deposition. Although the Company subcontracts a limited number of functions, such as plating, to outside parties, the majority of work is done in the Company's facilities. The Company has developed significant expertise in performing Allison authorized repairs and modifications and has also developed, with appropriate oversight of the FAA or DOD, its own proprietary repair schemes, sometimes referred to as Engineering Authorizations or "EAs." The development of EAs is important to the Company's competitive position because the use of a proprietary repair scheme can maintain or increase the quality of work performed and significantly reduce cost and turnaround time relative to the Company's competitors. If a part cannot be reclaimed, the Company may install either a new part or a previously-reworked part from inventory. The Company maintains an inventory of serviceable parts that it has reworked for this purpose. By either remanufacturing parts or using serviceable parts from inventory in lieu of new parts the Company is generally able to lower customer costs for parts by more than 25% in comparison to an overhaul in which only new parts are used. After the engine is completely reassembled, it is ready for diagnostic testing and shipping.

     Engine Testing and Shipping. The reassembled engine is taken to one of the Company's seven test cell facilities adjacent to the main plant. At these facilities, the engine is mounted in a stand and run in order to test for functionality, seal leaks, fuel efficiency, operating temperature ranges and maximum horsepower. At this stage, the engine must meet the manufacturer's original performance and safety specifications. The result is a "zero time" engine which is the performance equivalent of a new engine. Upon successful completion of testing, the engine is rated for horsepower and specific fuel consumption, and is then packaged and shipped back to the customer.

     Pricing. NAC offers its customers two alternative arrangements for pricing of repair and overhaul services: time and material based arrangements and flat rate fixed price arrangements. Under the time and materials fee arrangement, customers receive a detailed price estimate and condition report from NAC after completion of the disassembly, cleaning and initial inspection process, at which time NAC has substantial information about the extent of necessary repair and replacement and the amount of labor needed to complete such work. Pursuant to this arrangement, following approval from the customer of the estimate, NAC releases work orders and requisitions into the work flow and continues the overhaul process. NAC's customer support personnel involve themselves in the overhaul process and negotiate with the customer any additional pricing, scheduling and logistical issues which arise during the overhaul process.

     Under the flat rate fixed pricing contracts, NAC establishes a set price prior to undertaking an overhaul based upon estimates made either before or after inspection of a unit. NAC's flat rate fixed price estimates made prior to inspection of a unit are based upon standard labor and materials requirements and typically include provisions for adjustments based upon conditions of the engine. Under flat rate fixed price arrangements, NAC benefits to the extent that efficiencies in labor hours and material usage can be achieved relative to the estimate on which the flat rate price was based.

     The entire overhaul and repair process typically takes about two to six weeks from the receipt of engine to final testing, depending on the type of engine and extent of work required.

     API Combs Component Overhaul and Assembly. API Combs operates an FAA certified repair station which provides component overhaul, assembly and maintenance services to its customers nationwide. This division, API Combs Technologies, currently offers three lines of service: hose assembly, starter/generator overhauls and brake overhauls. More than 90% of API Combs Technologies' work is performed on components for piston and turbine powered general aviation aircraft and the balance is related to helicopters and scheduled air carriers. API Combs maintains an inventory of overhauled units ready for immediate shipment.

  Parts Distribution

     General. Aircraft spare parts conditions are classified within the industry as (i) factory new, (ii) new surplus, (iii) remanufactured, (iv) serviceable, and (v) as removed. A factory new or new surplus part is one that has never been installed or used. Factory new parts are purchased from manufacturers or their authorized distributors. New surplus parts are purchased from excess stock of airlines, repair facilities or other redistributors. A remanufactured part has been disassembled, inspected, repaired, reassembled and tested by a licensed repair facility. An aircraft spare part is classified serviceable if it is repaired by a licensed repair facility rather than completely disassembled as in an overhaul. A part may also be classified serviceable if it is removed by the operator from an aircraft or engine while operating under an approved maintenance program and is functional and meets any manufacturer or time and cycle restrictions applicable to the part. A factory new, new surplus, remanufactured or serviceable part designation indicates that the part can be immediately utilized on an aircraft. A part in as removed condition requires functional testing, repair or overhaul by a licensed facility prior to being returned to service in an aircraft.

     API Combs Parts Sales. API Combs sells new and factory reconditioned parts representing more than 100 product lines and 80,000 parts to professional aircraft maintenance organizations. The parts are all FAA approved and are acquired from small, specialized manufacturers as well as major original equipment manufacturers such as Champion Aviation Products, Goodyear, Michelin, B.F. Goodrich, General Electric, Textron Lycoming, Teledyne Continental, Parker Hannifin, AlliedSignal, Piper and Cessna. Most of API Combs' suppliers are committed to servicing aftermarket customers solely through wholesale distributors such as API Combs. The distributors add value to commonly available products by offering immediate availability, broad product lines, technical assistance and additional services. API Combs does not have any long-term agreements or commitments from the original equipment manufacturers from whom it purchases parts and is dependent on these manufacturers for access to parts for resale.

     NAC Sales of Remanufactured Engine Components and Accessories. The Company's expertise in remanufacturing aircraft engine components as an element of performing engine overhauls has positioned it to take advantage of the increasing demand for remanufactured components and accessories. As described earlier, one-half of the hours spent in overhauling a Model 501 engine may be dedicated to remanufacturing components in the engine so that their performance is equivalent to that of a new part. Traditionally, overhaul companies have used these techniques to repair components from a particular engine for reinsertion into the same engine. In recent years, however, a market for rotable remanufactured parts has emerged, due primarily to engine owners becoming more price-sensitive and more willing to purchase a remanufactured part at a 30-40% discount to the cost of a new part. The Company has, because of the developments described above, increased its focus on the remanufacture of components and accessories as a separate segment of its business, apart from its overhaul business. The Company currently is dedicating shop capacity and labor to remanufacturing operations for third party sales.

     NAC Sale of Allison New Parts. The Company sells new Allison spare parts to engine owners and independent overhaulers. The Allison spare parts distributed by the Company are Allison approved and source controlled parts, and the Company maintains an inventory of complete Allison engines, components and accessories ready for immediate delivery around the world. The sale of Allison spare parts represents a diminishing portion of the Company's business. NAC intends to focus its efforts on the sale of remanufactured parts.

COMPUTER-BASED ADVANCED REMANUFACTURING SYSTEM

     The Company has made substantial expenditures to develop CARS. CARS has been in use for approximately two years to shorten turnaround times for customer orders, increase output, improve inventory management and reduce costs by eliminating duplication of work and reducing errors in ordering of parts. The system consists of two parts: an automated inspection and routing system; and a remanufacturing variable control system.

     CARS enables NAC to shorten lead times, increase output and improve inventory management by allowing NAC to manage and control the process of detailed parts inspection, material requisitioning, and work order scheduling and release. The system's database contains much of the information required to perform engine inspection activities, including illustrated parts catalogues. This has largely eliminated the need to manually update parts catalogues and allows an engine inspector using a personal computer located at his workstation to (i) refer to computer based parts manuals and catalogues to identify needed parts, (ii) access and check on the availability in inventory of needed parts,
(iii) requisition needed parts from inventory and schedule the time for delivery of the parts to repair and overhaul mechanics and (iv) create and record an audit trail for all inspected parts and processes. These features of the system have substantially reduced total detailed engine inspection time required in the overhaul process.

     Using the system, all materials and labor associated with the work order is recorded using bar code scanners located throughout NAC's Oakland and Long Beach facilities. This function allows NAC to provide more accurate cost and timing estimates to customers and the faster and more accurate preparation of customer invoices. In addition, planners (shoploading and material requisition personnel) receive more accurate planning data. Using the system, management can plan based upon sales forecasts and actual orders, and optimize on a daily basis manpower and material utilization.

RELATIONSHIP WITH ALLISON

     NAC's relationship with Allison began over 30 years ago when NAC expanded its overhaul and repair operations to include support of the Allison turbine engine. In 1970, NAC became a direct service dealer franchise for the Model 501 flight engine and the Model 501-K industrial engine, and thereafter grew to become one of the largest independent commercial overhaul facilities in the world for Allison engines. In 1982, NAC was appointed as an Authorized Distributor for the Model 250, pursuant to which it was given an exclusive territory in which to operate.

     Allison modified its aftermarket support system for the Model 250 and Model 501 engines in 1994. Under the current system, Allison appoints as AMCs independent service providers, such as the Company, who satisfy Allison's technical and quality standards and pay a one-time "technical fee" for such appointment. Although each AMC is assigned a non-exclusive region of responsibility in which such AMC undertakes to provide repair and overhaul services, component repair, warranty work and other customer support functions, Allison permits all AMCs to market such services throughout the world. All AMCs are permitted to purchase parts directly from Allison rather than having to purchase parts from an Authorized Distributor, as was required under the previous system. The AMC Agreements restrict the establishment of an AMC's repair and marketing facilities to specific sites identified in its AMC Agreement. As of September 30, 1996, in addition to NAC, there are eight other AMCs for the Model 501, 25 other AMCs for the Model 250, and one other AMC for the Model 570/571-K industrial engine. In addition, for parts ordered after September 1994, Allison reduced the Company's discounts off list prices on parts other than with respect to certain specified items, including the FMS Contract, as to which reductions in discounts were phased in over time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company is party to an AMC Agreement with Allison for each of the three Allison model lines it services. Each of the AMC Agreements between Allison and
NAC: (i) entitles NAC to purchase engine parts from Allison or certain approved vendors; (ii) specifies the terms on which the Company purchases engines and engine parts from Allison, which include a discount from list price and the ability to attain credits upon embodiment of parts into a customer's engine;
(iii) requires NAC to provide aftermarket support for the Allison engines in specified regions identified in the AMC Agreement; (iv) delineates the permitted physical sites at which NAC is permitted to perform repair and overhaul services, store parts and inventory and maintain marketing offices; and (v) defines the working relationship between the two companies in a number of areas, including technical training, quality systems, inventory planning and management, exchange of customer and marketing information, and other administrative matters.

     The AMC Agreements with Allison for the Model 501 and Model 250 each expire by their terms on December 31, 1997 except that the AMC Agreement for the Model 570/571-K expires by its terms on December 31, 1998. The AMC Agreements for the Model 501 and Model 250 provide, however, that qualifying AMCs who have adhered to the terms and conditions of their AMC Agreements and who have the "ability and desire" to continue through a three year renewal period may renew the AMC agreements for an additional three year period for a renewal fee of $1. Renewal of the 570/571 AMC Agreement is subject to Allison's sole unilateral decision. The Company has no reason to believe that these agreements with Allison will not be extended. The failure of Allison to renew or extend the contracts would have an adverse and material impact on the Company and its operations.

SALES AND MARKETING

     Overhaul and Repair. Since the acquisition of NAC in June 1995, the Company's new management team has implemented several sales and marketing initiatives, including the expansion of its direct sales effort, aimed at increasing the Company's net sales from its existing customer base as well attracting new customers. The Company believes that the implementation of these initiatives contributed significantly to its ability to generate 26.6% growth in overhaul and repair revenues for the nine months ended October 31, 1996 versus the comparable period in the prior year.

     The Company uses direct sales personnel for all product lines. The Vice President of Sales and Marketing supervises the Company's sales professionals, whose sales efforts are supported by the quality assurance and engineering departments to aid in customer support. Additionally, as a result of the initiatives implemented by the Company's new management, senior management plays an active role in marketing several of the Company's product lines. The sales and marketing efforts of the Company differ for each of its business segments and within each of the engine lines it services.

     The Company's sales professionals work closely with engineering and customer support to provide cost effective solutions to maintaining engines, stressing the Company's repair and overhaul engineering expertise, turnaround times and component remanufacturing capabilities.

     The Company actively participates in many of the major industry gatherings and air shows globally, as well as hosts group of engine operators at technical and other meetings. In certain instances, the Company actively bids on government contracts for certain lines through a separate government contracts department, which coordinates with the sales and marketing team.

     NAC Parts Distribution. New and serviceable parts are sold primarily to existing overhaul customers and parts resellers. These sales are handled by the Company's material department, and in the case of accessories and components, a separate sales group.

     API Combs Parts Distribution. API Combs uses regional sales managers, inside salespersons, outbound telephone salespersons, independent contract representative and associated distributors in its sales and marketing efforts.

CUSTOMERS

     NAC. NAC provides repair and overhaul services to more than 300 customers, which include militaries (both foreign and U.S.), air cargo carriers, major industrial corporations and others. During the ten month period ended January 31, 1996 and the nine month period ended October 31, 1996, NAC's top 10 customers accounted for approximately 45% of operating revenues. During the ten month period ended January 31, 1996, revenues from the FMS program administered by the U.S. government represented 18% of NAC's operating revenues. During the nine month period ended October 31, 1996, revenues from System Control Technologies represented 15% of NAC's operating revenues. System Control Technologies administers contracts on behalf of many of the same foreign governments for which NAC previously did work under NAC's contract with the

U.S. government pursuant to the FMS program prior to the expiration of the contract in October 1995. Except for the aforementioned, no single customer accounted for more than 10% of its net sales.

     API Combs. API Combs services over 3,000 customers per year representing almost every segment of the aviation industry including: FBOs, certified repair stations, engine and component overhaulers, fleet operators, government agencies, air cargo operators, regional air carriers and major airlines. During the first nine months of 1996, API Combs' top 10 and top 100 customers accounted for approximately 12.0% and 38.0%, respectively, of its operating revenues, and no single customer accounted for more than 3.0% of its operating revenues.

COMPETITION

     Repair and Overhaul. In the repair and overhaul market for Allison Models 250 or 501, NAC competes primarily with other independent operators, including the other Allison AMCs, located throughout the world. Management believes that its most significant competitors in this market include: UNC Incorporated and Dallas Airmotive in the United States; Standard Aero of Winnipeg, Canada; Hunting of Manchester, United Kingdom; and Singapore Aerospace of Singapore, each of which is an AMC in one or more product lines. Certain international competitors of the Company have the advantage of a monopoly on their country's military contracts for repair and overhaul of the engines serviced by the Company. In the market for repair and overhaul of other lines serviced by the Company, including Pratt & Whitney Canada and McDonnell Douglas, the Company competes against the original equipment manufacturers as well as other independent operators. Many of the Company's competitors have financial resources substantially greater than those of the Company, and have a longer and more extensive record of repair and overhaul work on the Pratt & Whitney Canada engine lines and McDonnell Douglas helicopter lines relative to the Company.

     Spare Parts. Competition in the parts distribution market is generally based on price, availability of product and quality, including traceability. NAC's major competitors include Allison, Rolls Royce and other AMCs. API Combs' major competitors include Aviall, Inc., Aviation Service Corporation ("Avsco"), Cooper Aviation Industries, Inc. and Cessna Aircraft Company (a subsidiary of Textron). There is also substantial competition, both domestically and overseas, from larger and smaller companies who focus on regional/niche markets or on market segments of secondary interest. Examples of these companies include AAR Corp., Aviation Sales Company, Satair A/S, Superior Air Parts, Inc., Avteam and Omaha Aircraft Supply.

     Accessory and Engine Component Remanufacturing. NAC's significant competitors in this market include Standard Aero, Dallas Airmotive and UNC Incorporated. The Company believes that the primary competitive factors in this marketplace are price, quality, engineering and customer service. The Company has engineered and developed a significant number of EAs, which are proprietary in nature. Due to its advanced systems, technology and years of expertise in Allison component remanufacturing, the Company believes its competes favorably with regard to such factors.

BACKLOG

     As of October 31, 1996, the total contract price of the backlog of orders for repair and overhaul services, was approximately $38.3 million and approximately $17.0 million of the orders represented thereby are expected to be filled in fiscal 1997.

REGULATION

     Governments around the world, through regulatory bodies such as the FAA and DOD, require all aircraft and engines to follow a defined maintenance program to ensure airworthiness and safety. Such programs are developed by the original equipment manufacturer in coordination with the regulatory body. The DOD's regulatory program for engines used by the armed services is separate and apart from the FAA procedures. The maintenance of industrial engines used in power plants is relatively unregulated, except when such maintenance is performed for the government. The Company has certificates from the FAA and the Joint Aviation Authority (the European regulatory body similar to the FAA) covering its repair and overhaul facilities. Under the authority of these certifications, the Company is permitted to service all Allison engine lines, the Pratt & Whitney Canada PT6 and its other product lines. The DOD requires that parties servicing aircraft engines for branches of the U.S. armed services comply with applicable government regulations, and the DOD continually reviews the operations for compliance with applicable regulations.

     All aircraft must be maintained under a continuous condition monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for the various types of aircraft and equipment are prescribed by regulatory authorities and can be performed only by certified repair facilities and/or certified technicians. Certification and conformance is required prior to installation of any part on an aircraft. Presently, whenever necessary with respect to a particular part, the Company utilizes FAA certified repair stations to repair and certify parts to ensure marketability. The operations of the Company may in the future be subject to new and more stringent regulatory requirements. In that regard, the Company closely monitors the FAA and industry trade groups in an attempt to better understand how possible future regulations might impact the Company. See "Risk Factors-Risks Regarding the Company's Inventory" and "-- Government Regulation." The documentation or traceability that is supplied with an aircraft spare part is an important factor in the aircraft spare parts distribution market. The Company requires all of its suppliers to provide adequate documentation as dictated by the appropriate regulatory authority.

     The U.S. government has considerable discretion regarding compliance with its rules, regulations and procedures. Although the Company undertakes to comply with all applicable government rules, regulations and procedures, the U.S. government and its agencies have substantial latitude in determining whether their regulations and policies have been upheld. The operations of the Company have and may continue to come under the close scrutiny of the U.S. government and its agencies, and U.S. government approvals of the Company's operations and output may be given or withheld based upon subjective criteria. See "Risk Factors -- Government Regulations." The Company believes it is in material compliance with applicable regulations. See "-- Legal Proceedings."

EMPLOYEES

     As of October 31, 1996, approximately 492 persons were employed on a full-time basis by the Company of which 91 were employed by API Combs. None of the Company's employees are covered by collective bargaining agreements. The Company believes that its relations with its employees are good.

PROPERTIES

     The Company leases the following facilities:

                                                                                   SQUARE        LEASE
      LOCATION            ENTITY                      DESCRIPTION                  FOOTAGE     EXPIRATION
--------------------  ---------------  ------------------------------------------  -------     ----------
Stamford, CT(1)       First Aviation   Executive offices                             1,000        1997
Oakland, CA(2)              NAC        Allison engine repair and overhaul shop     157,000        2015
                                       and offices
Long Beach, CA              NAC        Allison engine and Pratt & Whitney PT6       28,500        1999
                                       repair and overhaul
Long Beach, CA              NAC        Maintenance of McDonnell Douglas              3,000        1997
                                       helicopter components
San Leandro, CA             NAC        Warehouse                                     8,900        1999
Houston, TX                 NAC        Repair of industrial engines                  5,800      monthly
Indianapolis, IN(3)         NAC        Overhaul center                              12,800        1998
Indianapolis, IN(3)         NAC        Overhaul center                              12,300        1999
Indianapolis, IN(3)         NAC        Overhaul center                              19,200        1998
Memphis, TN              API Combs     Distribution/sales                           30,250      monthly

---------------
(1) On December 13, 1996, the Company entered into a new sublease for approximately 2,000 square feet of office space in Westport, Connecticut, commencing on approximately March 1, 1997. This sublease will replace the current lease. See "Certain Transactions."

(2) NAC owns the buildings at this location but leases the land on which the structures are located.

(3) Pursuant to the agreement between Allison and NAC under which these facilities are made available to Allison, Allison has "deemed it necessary to overhaul and repair some products in Indianapolis for the purpose of maturing the product sooner, reducing direct operating cost to the customer, gaining product knowledge more rapidly, improving engineering awareness, providing improved reliability data and reducing warranty, policy and campaign cost." This agreement limits the number of personnel that are to be employed at the facility. NAC is reimbursed its direct cost for the facilities as well as the labor pool provided.

ENVIRONMENTAL MATTERS AND PROCEEDINGS

     The Company's operations are subject to extensive, and frequently changing, federal, state and local environmental laws and substantial related regulation by government agencies, including the United States Environmental Protection Agency (the "EPA"), the California Environmental Protection Agency (the "Cal EPA") and the United States Occupational Safety and Health Administration. Among other matters, these regulatory authorities impose requirements that regulate the operation, handling, transportation, and disposal of hazardous materials, the health and safety of workers, and require the Company to obtain and maintain licenses and permits in connection with its operations. This extensive regulatory framework imposes significant compliance burdens and risks on the Company. Notwithstanding these burdens, the Company believes that it is in material compliance with all federal, state, and local laws and regulations governing its operations.

     The Company is principally subject to the requirements of the Clean Air Act of 1970 (the "CAA"), as amended in 1990, the Clean Water Act of 1977; CERCLA; the Resource Conservation Recovery Act of 1976 (the "RCRA"); and the Hazardous and Solid Waste Amendments of 1984 ("HSWA"). The following is a summary of the material regulations that are applicable to the Company:

     The CAA imposes significant requirements upon owners and operators of facilities that discharge air pollutants into the environment. The CAA mandates that facilities which emit air pollutants comply with certain operational criteria and secure appropriate permits. Additionally, authorized states such as California develop their own regulations for air pollution control.

     CERCLA, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("SARA"), is designed to respond to the release of hazardous substances. CERCLA's most notable objectives are to provide criteria and funding for the cleanup of sites contaminated by hazardous substances and impose strict liability on parties responsible for such contamination namely, owners and operators of facilities or vessels from which such releases or threatened releases occur, and persons who generated, transported, or arranged for the transportation of hazardous substances to a facility from which such release or threatened release occurs. California law is similar to CERCLA in that it imposes strict liability for releases of hazardous substances on owners and operators of contaminated sites. RCRA and the EPA's implementing regulations establish the basic framework for federal regulation of hazardous waste. RCRA governs the generation, transportation, treatment, storage and disposal of hazardous waste through a comprehensive system of hazardous waste management techniques and requirements. RCRA requires facilities such as the Company's that treat, store, or dispose of hazardous waste to comply with enumerated operating standards. The Company believes that its facilities are in material compliance with all currently applicable RCRA requirements, hold all applicable permits required under RCRA, and are operating in material compliance with the terms of all such permits. California law concerning the control of hazardous waste parallels, and is in some ways stricter than, RCRA. Cal EPA has been authorized to implement portions of RCRA on behalf of the EPA.

     As part of the HSWA which amended RCRA, Congress enacted federal regulations governing the underground storage of petroleum products and hazardous substances. The federal underground storage tank

("UST") regulatory scheme mandates that the EPA establish requirements for leak detection, construction standards for new USTs, reporting of releases, corrective actions, on-site practices and record-keeping, closure standards, and financial responsibility. Some states, including California, have promulgated their own performance criteria for new USTs, including requirements for spill and overfill protection, UST location, as well as primary and secondary containment. The Company believes that its facilities are in material compliance with the federal and state UST regulatory requirements and performance criteria.

     The Company is also subject to a variety of environmental-related worker and community safety laws. The Occupational Safety and Health Act of 1970 ("OSHA") mandates general requirements for safe workplaces for all employees. In particular, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. In addition, specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. Requirements under state law, in some circumstances, may mandate additional measures for facilities handling materials specified as extremely dangerous. The Company believes that its operations are in material compliance with OSHA's health and safety requirements.

     In October 1995, a committee comprised of a group of companies and individuals responsible for the cleanup of the Petroleum Products corporation Superfund Site in Pembroke Park, Florida (the "Superfund Site") contacted NAC and alleged that NAC was responsible for a share of the clean-up costs pursuant to CERCLA. NAC has been designated as a potentially responsible party by the EPA for costs associated with cleanup of the Superfund Site, and as such, as with each of the other potentially responsible parties, is potentially liable on a joint and several basis for the entire clean-up cost for the Superfund Site. The committee demanded that NAC pay approximately $70,000 to join the committee handling the clean-up and threatened to add NAC as a defendant to an existing lawsuit regarding the site if NAC declined to pay. The committee alleges that NAC is responsible to pay a portion of the cleanup costs due to its status as the successor of Design Engineering Company ("DEC"), which the committee alleges sent waste oil to the Petroleum Products Superfund Site between approximately 1969 and 1973 from property located in Miami, Florida (the "Miami Property"). The committee alleges that DEC sent approximately 194,500 gallons of waste oil to the Petroleum Products Superfund Site and has estimated that total clean-up costs for the Petroleum Products Superfund Site allocable to the Company could range from $.75 to $1.25, per gallon. At this time, the Company is unable to determine the accuracy of the committee's clean-up cost estimates or the likelihood that NAC will be required to contribute a portion of such clean-up costs. NAC has not joined the committee and intends to vigorously contest the committee's allegations regarding the amount of waste oil allegedly shipped by DEC to the Petroleum Products Superfund Site.

     In February 1996, NAC and several other past and present owners/operators of the Miami Property were served with a complaint filed in the Florida District Court of the 11th Judicial Circuit in and for Dade County, Florida, wherein the owners of certain property adjacent to the Miami Property allege that contamination at the Miami Property has migrated to and/or impacted their adjacent property. The complaint seeks unspecified damages for cleanup costs, loss of property value and attorneys' fees. Although NAC believes it divested all its interest in the Miami Property in June 1975, at this time, it is unclear if and to what extent any contamination was caused or present during the time that it owned the property. NAC has answered the complaint and is vigorously contesting the plaintiffs' allegations.

     In October 1994, NAC entered into a Stipulation with the office of the District Attorney for the County of Alameda resulting in the entry of a civil Consent Order by the Superior Court of California for the County of Alameda. This Consent Order resolved issues arising out of an investigation by various agencies of the State of California involving environmental compliance at the Company's Oakland facility. This investigation focused primarily on three issues: (i) a spill of approximately 1,100 gallons of Jet-A fuel at NAC's Oakland test cell facility in September 1992, (ii) the historical discharge of wastewater from the test cell facility to adjacent fields owned by the Port of Oakland, and (iii) the circumstances and effect of an alleged discharge of materials into a storm drain opening at NAC's headquarters. Pursuant to the Consent Order, NAC has made payments and incurred related expenses aggregating approximately $425,000 including payment of fines and fees of approximately $221,000 to certain agencies of the State of California, and payment for remediation projects enumerated in the Consent Order at a cost of approximately $161,000. These projects include investigation and monitoring of soil and groundwater conditions in various areas on or adjacent to NAC's facilities, completion of an environmental compliance audit, and implementation of an environmental training program for employees. Pursuant to the terms of the Consent Order, the Court retains jurisdiction to ensure NAC's compliance with and completion of the obligations specified in the Consent Order. NAC believes that it is in compliance with the terms and conditions of the Consent Order. In connection with these events, NAC has become a zero discharge facility at its site in Oakland.

LEGAL PROCEEDINGS

     The Company's business exposes it to possible claims for personal injury, death or property change which may result from a failure of engines serviced by the Company or spare parts sold by it. The Company takes what it believes to be adequate precautions to ensure the quality of the work it performs and the traceability of the aircraft spare parts which it sells. The Company maintains what it believes is adequate liability insurance to protect it from such claims. In 1995 and early 1996, the Office of Special Investigations ("OSI") of the U.S. Air Force conducted an investigation concerning NAC's use of government surplus parts in repairing aircraft engines pursuant to FMS contracts with the Air Force from 1987 through 1995. OSI investigated whether NAC used government surplus parts, knowing that doing so was in violation of the FMS contracts. Such a knowing and intentional violation of a government contract could constitute a criminal false statement or a criminal or civil false claim. The Company does not believe that any Company employee knowingly violated the FMS contracts and the Company believes that the U.S. Air Force knew of NAC's utilization of surplus parts and in some cases requested that the Company use certain government surplus parts under the FMS contracts. Although NAC has been informed that the government has determined not to pursue this matter criminally, it is not clear whether or to what extent the government will pursue a civil complaint. The U.S. Air Force also may claim a breach of contract if government surplus parts were used in violation of the FMS contracts, even if it was not a knowing violation. It is unclear what, if any, damages would be awarded for such a breach. The Company believes, however, that the amount of damages, if any, that might be awarded for such a breach would not have a material adverse effect on the Company's business, financial condition or results of operations.

     In November 1994, NAC made a formal voluntary disclosure to the DOD Inspector General concerning apparent product substitution by employees of Heli-Dyne prior to the Company's acquisition of the assets of Heli-Dyne in April 1994. NAC was accepted into the voluntary disclosure program and in early 1995 executed a written agreement with the DOD Inspector General and DOJ. In August 1995, NAC submitted a written report to the DOD Inspector General concerning the relevant facts and detailing the corrective actions taken. On behalf of the DOD Inspector General, the Defense Contract Audit Agency and the Army Criminal Investigative Division conducted audit and verification investigations concerning the Company's written report, and NAC believes that the results of such investigations were forwarded to the civil division of the DOJ for a determination of whether NAC bears any financial responsibility for damages caused by Heli-Dyne. It is management's position that NAC bears no responsibility for such damages. Management believes that the damages, if any, that might be awarded in connection with this matter would not be material to the Company's business, financial condition or results of operations. See "Risk Factors -- Governmental Regulations."

     The Company is also involved in various matters relating to compliance with DOD regulations governing services performed for U.S. military aircraft and environmental regulations. See "-- Environmental Matters and Proceedings."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers (the "Named Executive Officers") and directors of the Company are as follows:

          NAME               AGE                             POSITIONS
-------------------------    ---     ---------------------------------------------------------
Aaron P. Hollander.......    40      Chairman of the Board
Michael C. Culver........    46      Chief Executive Officer and Director of the Company;
                                     Chief Executive Officer of API Combs
John F. Risko............    45      Chief Operating Officer and Director of the Company;
                                     President and Chief Executive Officer of NAC
John A. Marsalisi........    41      Chief Financial Officer, Secretary and Director of the
                                     Company; Chief Financial Officer of NAC
Joshua S. Friedman.......    40      Director(1)
Robert L. Kirk...........    67      Director(1)
Charles Ryan.............    46      Director(1)

---------------
(1) Messrs. Friedman, Kirk and Ryan have agreed to become Directors effective the day after consummation of the Offering.

     Aaron P. Hollander has served as Chairman of the Company since March 1995. Mr. Hollander became a director of NAC in June 1995. Mr. Hollander co-founded First Equity, an aerospace investment and advisory firm, in 1985 and has served as Co-Managing Director since that time.

     Michael C. Culver became a Director of the Company and has served as Chief Executive Officer of the Company since March 1995. Mr. Culver became a director of NAC in June 1995 and Chairman in August 1996. Following the consummation of the API Combs Acquisition, Mr. Culver will serve as Chairman and Chief Executive Officer of API Combs. Mr. Culver co-founded First Equity, an aerospace investment and advisory firm, in 1985 and has served as Co-Managing Director since that time.

     John F. Risko became a Director and has served as Chief Operating Officer of the Company since March 1995 and has served as Chief Executive Officer of NAC since January 1996 and as its President since August 1996. From July 1995 to August 1996, Mr. Risko served as Chairman of NAC. Since 1993, he has been and is an officer of First Equity, an aerospace investment and advisory firm. From 1990 to 1993, Mr. Risko was Managing Director and a member of the Board of Directors of Burns Fry, Ltd. of Toronto, an investment banking firm. From 1988 to 1990, he was a Managing Director at Bankers Trust Company. From 1980 to 1988, Mr. Risko was with Morgan Stanley & Co. Incorporated, where he was a Principal in Mergers and Acquisitions.

     John A. Marsalisi became a Director and has served as Chief Financial Officer and Secretary of the Company since March 1995. Mr. Marsalisi has served as a director of NAC since June 1995 and as its Chief Financial Officer and Secretary since August 1996. Since 1996, he has been and is an officer of First Equity. From 1991 to May 1996, Mr. Marsalisi was Director of Taxes for Omega Engineering. Prior to joining Omega Engineering, Mr. Marsalisi was Director of Taxes for the Entrepreneurial Services Group of Ernst & Young's Stamford, Connecticut office. Mr. Marsalisi is a Certified Public Accountant.

     Joshua S. Friedman is and has been a Director of NAC since June 1995. Since its inception in 1990, Mr. Friedman has been an executive officer of Canyon Partners Incorporated, a merchant banking and money management firm which Mr. Friedman co-founded and which is an affiliate of Canpartners, a subordinated creditor and warrant holder of the Company. See "Certain Transactions." From 1984 to 1990, Mr. Friedman was Executive Vice President and Co-Director, Capital Markets of Drexel Burnham Lambert Incorporated. Mr. Friedman currently serves as a member of the Board of Directors of Signature Resorts, Inc., a publicly traded developer and operator of timeshare resorts, and several privately held companies and charitable organizations.

     Robert L. Kirk is and has been since 1992 the Chairman of British Aerospace Holdings, Inc., an international aerospace corporation. Mr. Kirk served as Chairman and Chief Executive Officer of CSX

Transportation, Inc., the railroad subsidiary of CSX Corporation, from 1990 to 1992, and was Chairman and Chief Executive Officer of Allied-Signal Aerospace Co. from 1986 to 1989. Mr. Kirk is a director of United Defense L.P., a defense contractor, and Harsco Corporation, a diversified industrial company.

     Charles Ryan is and has been since 1986 the President and Chief Operating Officer, of Nordam Group Inc., a manufacturer and overhaul agency of airframes, nacelles and thrust reversers. Mr. Ryan has been associated with Nordam Group Inc. since 1976.


     The officers of the Company are elected by the Board of Directors to serve until their successors are elected and qualified. The directors of the Company are elected at the annual meeting of the stockholders. The Certificate of Incorporation and Bylaws of the Company provide for a Board of Directors divided into three classes, as nearly equal in size as possible, with staggered terms of three years. As a result, approximately one-third of the Board will be elected each year. Messrs. Risko and Friedman will serve until the 1997 Annual Meeting of Stockholders, Messrs. Culver and Kirk will serve until the 1998 Annual Meeting of Stockholders, and Messrs. Marsalisi, Ryan and Hollander will serve until the 1999 Annual Meeting of Stockholders. If the Company issues a series of preferred stock, the holders thereof may be entitled to elect additional directors who shall not be divided into classes.


     Additional officers of NAC and API Combs are set forth below:


             NAME               AGE                            POSITION
------------------------------  ---     ------------------------------------------------------
Lorne C. Dyke.................  38      Vice President, Remanufacturing, Engineering and
                                          Test Facility -- NAC
Joseph E. Ghantous............  51      Vice President, Sales, Marketing and
                                          Customer Support -- NAC
Peter LaSalle.................  38      President -- API Combs
Rajesh Sharma.................  39      Chief Operating Officer -- NAC


     Lorne C. Dyke has been NAC's Vice President, Remanufacturing, Engineering and Test Facility since January 1996. Mr. Dyke joined NAC in December 1995, initially serving as Vice President Quality and Engineering. Prior to joining NAC, Mr. Dyke held progressive engineering and operations management positions with Aviall Inc. and its successor in general aviation engines, Dallas Airmotive Inc., from 1990 to 1995, culminating in the position of Director of Engineering. From 1983 through 1990, Mr. Dyke was with Standard Aero Ltd. of Canada, in senior engineering and product line management positions.

     Joseph E. Ghantous has served as NAC's Vice President, Sales, Marketing and Customer Support since 1992. Prior to joining NAC, Mr. Ghantous worked at Aviall Inc. and Ryder Airline Services from 1972 to 1992 during which time he held the positions of Program Manager, Customer Support Manager and Customer Service Manager.

     Peter LaSalle has been Old API's Vice President and General Manager since August 1993, and will serve as President of API Combs following the consummation of the API Combs Acquisition. Prior to joining Old API, Mr. LaSalle was Executive Vice President and General Manager of Edge Productions, Inc. from 1991 to 1993. Mr. LaSalle was a Manager in the Dallas Management Consulting Practice of Price Waterhouse from 1990 to 1991. Prior to that time, Mr. LaSalle was the President of Aviation Systems and Programs, a division of Duncan Aviation, Inc., from 1985 to 1988, and served as the Executive Vice President and General Manager of Pelican Aviation Corporation from 1981 to 1985.

     Rajesh Sharma has been NAC's Chief Operating Officer since January 1996. From 1994 to August 1996, he also served as NAC's Chief Financial Officer. From April 1994 to December 1995, Mr. Sharma was Vice President-Finance and Operations for NAC. Between September 1991 and April 1994, Mr. Sharma served as Controller of NAC.

BOARD COMMITTEES

     In December 1996, the Board of Directors established an Audit Committee, a Compensation Committee and an Executive Committee. The Audit Committee will be initially composed of Messrs. Hollander, Friedman and Ryan. The Audit Committee reviews the Company's annual audit and meets with the

Company's independent auditors to review the Company's internal controls and financial management practices. The Compensation Committee will be initially composed of Messrs. Friedman, Hollander and Kirk. The primary function of the Compensation Committee is to review and make recommendations to the Board with respect to the compensation, including bonuses, of the Company's officers. The Company's Executive Committee is composed of Messrs. Culver, Hollander and Risko. The Executive Committee has and may exercise all of the powers and authority of the Board of Directors in the management of the business affairs of the Company except that it does not have the power and authority to: (i) amend the Certificate of Incorporation or Bylaws of the Company; (ii) adopt an agreement of merger or consolidation or to recommend to stockholders the sale, lease or exchange of all or substantially all of the Company's property and assets; (iii) recommend to stockholders a dissolution of the Company or a revocation of the dissolution; or (iv) declare a dividend or authorize the issuance of stock of the Company unless expressly authorized by a resolution of the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Compensation Committee is or has been an employee of the Company.

DIRECTOR COMPENSATION

     Each of the Company's non-employee directors is entitled to receive an annual fee of $20,000 in cash or stock. No director of the Company receives any directors' fees for attendance at meetings of the Board of Directors or committees thereof, although non-employee members of the Board do receive reimbursement for actual expenses of such attendance.

STOCK PLANS

     Stock Option Plan. The Company has adopted a Stock Option Plan (the "Plan") which will become effective upon the closing of the Offering. The Plan is intended to provide a means to attract and retain key employees (including officers, whether or not directors) of the Company and its subsidiaries and promote the success of the Company.

     Under the Plan, awards may consist of any combination of stock options (incentive or nonqualified), restricted stock, stock appreciation rights ("SARs") and performance share awards. The number of shares of Common Stock that may be issued under the Plan is 400,000. Awards under the Plan may be made to any director, officer, or key employee of the Company, including directors who serve on the Compensation Committee of the Board of Directors.

     Participants in the Plan are selected by the Compensation Committee. The Compensation Committee is appointed by the Board of Directors and is empowered to determine the terms and conditions of each award made under the Plan, subject to the limitations that the exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant (110% if granted to an employee who owns 10% or more of the Common Stock), and no incentive stock option can be granted to anyone other than a full-time employee of the Company or its subsidiaries. Non-qualified stock options may be granted under the Plan with an exercise price determined by the Compensation Committee. Options granted under the Plan may be exercised as determined by the Compensation Committee, but in no event after ten years from the date of grant.

     Restricted stock awards may be granted on the basis of such factors as the Compensation Committee deems appropriate. Each restricted stock award agreement shall specify the number of shares of Common Stock to be issued, the date of such issuance, the price, if any, to be paid for such shares by the participant, whether and to what extent the cash consideration paid for such shares shall be returned upon a forfeiture and the restrictions imposed on such shares. Shares subject to restricted stock awards are nontransferable until such shares have vested and are subject to a risk of forfeiture unless certain conditions are satisfied.

     SARs may be granted in connection with stock options or separately. SARs granted in connection with stock options will provide for payments to the holder based upon increases in the price of the Common Stock over the exercise price of the related option on the exercise date. The SARs may provide that the holder of the

SARs may exercise the SARs or the option in whole or in part. The Compensation Committee may elect to pay SARs in cash or in Common Stock or in a combination of cash and Common Stock.

     Performance share awards may be granted on the basis of such factors as the Compensation Committee deems appropriate. Generally, these awards will be based upon specific agreements and will specify the number of shares of Common Stock subject to the award, the price, if any, to be paid for such shares by the participant and the conditions upon which the issuance to the participant will be based.

     Options and SARs which have not yet become exercisable will lapse upon the date a participant is no longer employed by the Company for any reason. Options and SARs which have become exercisable must be exercised within 30 days after such date if the termination of employment was for any reason other than retirement, total disability, death or discharge for cause. In the event a participant is discharged for cause, all options and SARs shall lapse immediately upon such termination of employment. If the termination of employment was due to retirement, total disability or death, the options and SARs, which are exercisable on the date of such termination, must be exercised within three months of the date of such termination or such shorter period provided in the award agreement. Shares subject to restricted stock awards that have not become vested upon the date a participant is no longer employed by the Company for any reason will be forfeited in accordance with the terms of the related award agreements. Shares subject to performance share awards that have not been issued or become issuable upon the date a participant is no longer employed by the Company for any reason shall similarly be forfeited.

     In the event the stockholders of the Company approve the dissolution or liquidation of the Company, certain mergers or consolidations, or the sale of substantially all of the business assets of the Company, unless prior to such event the Board of Directors determines that there shall be either no acceleration or limited acceleration of awards, each option and related SAR shall become immediately exercisable, restricted stock shall immediately vest and the number of shares covered by each performance share award shall be issued to the participant.

     Section 423 Plan. The Company has adopted an Employee Stock Purchase Plan (the "Stock Purchase Plan") effective as of May 1, 1997. Under the Stock Purchase Plan, 250,000 shares of the Company's Common Stock would be available for purchase by eligible employees of the Company and its subsidiaries electing to participate in the Stock Purchase Plan. Such employees would be entitled semi-annually to purchase Common Stock of the Company, by means of payroll deductions, at a 15% discount from the market price of the Company's Common Stock. The Stock Purchase Plan provides incentive to employees (i) to achieve business goals of the Company that would increase stock values and (ii) to remain in the employment of the Company.

     Under the Stock Purchase Plan, Qualified Employees (as such term is defined below) are given the opportunity prior to each January 1 and July 1 (May 1, 1997 only in the case of calendar 1997) to participate in the Stock Purchase Plan by designating a certain amount of their after-tax base salary to be set aside over the next six (eight in the case of calendar 1997) months (the "Offering Period") to purchase the Company's Common Stock. On the last day of each Offering Period (the "Exercise Date"), the total amount set aside by each participant is used to purchase Common Stock. The purchase price of each share of Common Stock is 85% of the closing price of a share of Common Stock on the Nasdaq National Market on the first day of the Offering Period or the Exercise Date, whichever is lower.

     Only Qualified Employees are eligible to participate in the Stock Purchase Plan. The Stock Purchase Plan defines a "Qualified Employee" as an employee of the Company or any of its subsidiaries who has completed twelve months of continuous service with the Company or such subsidiary as of the grant date and who is customarily employed for more than twenty hours per week and more than five months in a calendar year. Employees of API Combs will receive service credit for their tenure as employees of Old API. The term "Qualified Employee" does not include any employee who, after giving effect to his or her participation in the Stock Purchase Plan, owns or would own stock representing 5% or more of the total combined voting power or value of all classes of stock of the Company or any of its subsidiaries or any employee covered a collective bargaining agreement. As of November 30, 1996, there were approximately 400 Qualified Employees eligible to participate in the Stock Purchase Plan.

     The fair market value of stock purchased by any participant cannot exceed $25,000 in any calendar year. In addition, the maximum amount that a participant may elect to set aside under the Stock Purchase Plan in each Offering Period is 10% of his or her base salary. The minimum amount that a participant may elect to set aside each pay period is $10.00.

     The Stock Purchase Plan has no definite term and will terminate when all of the shares subject to the Stock Purchase Plan have been purchased unless terminated sooner by the Board of Directors. The Stock Purchase Plan does not restrict the Company's right to terminate the employment of participants. The Stock Purchase Plan provides that upon termination of a participant's employment for any reason, or (ii) receive a refund of the balance of the participant's account. Upon termination of employment for a reason other than death, disability or retirement, the participant will be deemed to have withdrawn from the Stock Purchase Plan and all amounts credited to his or her account will be refunded to him or her without interest. Termination of employment has no effect on shares previously purchased under the Stock Purchase Plan.

     Upon the dissolution or liquidation of the Company, or upon a reorganization, merger, or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or upon a sale of all or substantially all of the property of the Company to another corporation, the Stock Purchase Plan will terminate and the rights of participants to purchase shares under the Stock Purchase Plan will terminate and the Company thereupon will refund the balance of a participant's accounts to the participant, without interest, unless (i) the administrating committee of the Board of Directors determines that the rights of participants to purchase shares should accelerate or (ii) provision is made in connection with such transaction for the assumption of the Stock Purchase Plan or the substitution of rights to purchase the Company's Common Stock with rights to purchase stock of a successor employer corporation or an affiliate thereof, with appropriate adjustments as to number and kind of shares and prices.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company has adopted provisions in its Certificate of Incorporation that limit the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law as it now exists or may in the future be amended. The Company's Bylaws provide that indemnification will not extend in the event that the person's conduct was intentional or was a knowing and culpable violation of the law. Moreover, the right to indemnification conferred by the Company includes the right to be paid by the Company for any expenses incurred in defending any proceeding in advance of its final disposition.

EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS

     The Company was formed in March 1995 to acquire NAC and each of the executive officers of the Company became an officer at the time of its formation. None of the executive officers of the Company received any employment compensation from the Company or NAC during the ten month period ended January 31, 1996, except Mr. Risko. Mr. Risko has been paid a salary at the rate of $180,000 per annum by NAC since becoming its President and Chief Executive Officer in January 1996. The salary payments to Mr. Risko have reduced, dollar for dollar, the amount of the $300,000 annual management fee NAC pays to First Equity for management services. The obligation to pay a management fee to First Equity terminates upon consummation of the Offering. See "Certain Transactions."

     In December 1996, First Aviation entered into employment agreements with Michael C. Culver, John F. Risko, and John A. Marsalisi. Mr. Culver's, Mr. Risko's and Mr. Marsalisi's employment agreements are each for terms of three years which expire on December 31, 1999, and provide for an annual base salary of $180,000, $180,000 and $155,000, respectively. In addition, each of the three employment agreements provides for: (i) benefits which are also generally available to other employees of First Aviation in similar employment positions;
(ii) reimbursement of reasonable business related expenses; (iii) three weeks paid vacation a year; and (iv) a severance payment, upon termination without cause or for death or disability, equal to six months base salary. Each of the agreements may be terminated by First Aviation without cause at any time upon 30 days notice or by the executive for any reason upon 30 days notice.

     Mr. Culver, Mr. Risko and Mr. Marsalisi each have, as part of their respective employment agreements, agreed not to compete with First Aviation for a period of six months following the end of their employment by First Aviation and not to solicit employees or customers of First Aviation for a period of six months following the end of their employment with First Aviation.

     NAC has entered into a Post-Employment Consulting Agreement with Mr. Sharma. The agreement requires Mr. Sharma to provide specified consulting services to NAC following a termination of Mr. Sharma's employment by (i) NAC without "Cause" or (ii) by Mr. Sharma for "Good Reason" (either, a "Qualifying Termination") as these terms are defined. "Cause" is defined to include misappropriation of funds, acts of fraud or gross misconduct, conviction of a felony, disclosure of confidential information, misappropriation of business opportunities and competitive behavior against NAC. "Good Reason" is defined as a reduction in Mr. Sharma's base salary or benefits other than in connection with an across-the-board reduction in salaries and/or benefits for similarly situated employees of the Company or pursuant to the Company's standard retirement policies. The agreement provides that following a Qualifying Termination, Mr. Sharma shall thereafter provide consulting services to NAC for 12 months, or if sooner, until such date as Mr. Sharma is entitled to receive full retirement benefits under NAC's applicable retirement plans. In exchange for his services, Mr. Sharma is entitled to receive a fee, payable in equal monthly installments, equal to his annual base salary as in effect prior to the Qualifying Termination. The agreement also obligates NAC to continue medical, dental, vision and life insurance for Mr. Sharma to the extent such were provided to him prior to his termination of employment. Mr. Sharma is obligated to pay 50% of NAC's cost for all such insurance. If Mr. Sharma enters into new employment during the consulting period, the agreement provides that the consulting fee and benefits otherwise payable to Mr. Sharma shall be reduced or terminated by specified amounts depending upon the terms and conditions of his new employment.


     The Company has granted to Mr. Sharma, the Chief Operating Officer of NAC, options to purchase 3% of the outstanding capital stock of NAC. Subject to consummation of the Offering, these options will be deemed to have been granted under the Company's Plan and may be exercised to purchase 150,000 shares of the Company's Common Stock at an exercise price of $.01 per share. Mr. Sharma has agreed that he will not sell any shares of Common Stock acquired upon the exercise of his options for a period of 180 days following the Offering and that, thereafter, he will not, during any three month period sell a number of shares that exceeds (i) 1% of the number of shares of Common Stock then outstanding (approximately 89,150 shares immediately after the Offering) or (ii) the average weekly trading volume of the Company's Common Stock in the NASDAQ National Market during the four weeks preceding the sale. The Company will pay Mr. Sharma a bonus of $200,000 upon consummation of the Offering.

                              CERTAIN TRANSACTIONS


     On June 1, 1995, in connection with the acquisition of NAC by the Company from Triton Group Ltd., the Company issued 33,000 shares of its Series A Preferred Stock to FAI for an aggregate price of $1,650,000 and 3,556,665 shares of its Common Stock at an aggregate price of $551,000. In connection with the closing of the Offering, the Company's Series A Preferred Stock, face value $1,650,000, held by FAI will be exchanged for 165,000 shares of Common Stock. Messrs. Culver, Hollander and Risko beneficially own substantially all of the equity interests in FAI, and each of them, as well as Mr. Marsalisi, is an officer of FAI.



     On June 1, 1995, NAC entered into the Loan and Security Agreement (the "Loan Agreement") between NAC and Canpartners (as assignee of Canpartners Investments III, L.P.). Mr. Friedman, a director of NAC, is affiliated with Canpartners. See "Management -- Executive Officers and Directors." Pursuant to the Loan Agreement, Canpartners made a $3,000,000 loan (the "Subordinated Debt") to NAC which is subordinated in right of payment to NAC's credit facility. The Subordinated Debt bears interest at the rate of 15% per year, requires scheduled prepayments of principal and interest, and initially was due no later than July 5, 1997. On June 13, 1996, in connection with a refinancing of NAC's credit facility, NAC repaid $1,000,000 in principal to Canpartners and made certain modifications to the Loan Agreement, including an extension of the final maturity date of the Subordinated Debt to June 13, 1999. In connection with the execution of the Loan Agreement, NAC and Canpartners entered into a Warrant Agreement (the "Warrant Agreement"), pursuant to which NAC issued warrants to purchase 1,832,225 shares of its Common Stock at an exercise price of $0.05 per share to Canpartners. In connection with the repayment of $1,000,000 of the Subordinated Debt in June 1996, 538,890 of the warrants held by Canpartners were cancelled. Pursuant to the Second Amendment to Warrant Agreement, dated December 20, 1996, the remaining NAC warrants held by Canpartners became exercisable for and are deemed to be exercised for shares of the Company's Common Stock at an exercise price of $0.05 per share in the event of a "Qualified IPO" as defined therein. A "Qualified IPO" is defined as an initial public offering of the Company's Common Stock pursuant to a registration statement filed with the Securities and Exchange Commission, that yields at least $10.0 million in net proceeds to the Company. The Company granted Canpartners certain registration rights. See "Use of Proceeds" and "Description of Capital Stock -- Registration Rights."


     Pursuant to a Shareholders Agreement entered into among NAC, the Company and Canpartners in connection with the execution of the Loan Agreement (the "Shareholders Agreement"), NAC agreed to pay a management fee to the Company (or First Equity) in the amount of $300,000 per year, payable quarterly. NAC reduces payment of this management fee to the Company by the amount of compensation paid to Mr. Risko in connection with his services as an officer of the Company and NAC. The obligation to pay a management fee to First Equity terminates upon consummation of the Offering. Pursuant to the Shareholders Agreement, NAC agreed to pay an annual management fee of $50,000 per year to Canpartners for each of the four years commencing June 1, 1995, which fee is payable quarterly. The Shareholders Agreement provides for accelerated payment to Canpartners of all remaining annual management fees upon the occurrence of certain events specified in the Warrant Agreement, including: (i) the consummation of a public offering of the Company's Common Stock or the common stock of NAC; (ii) the transfer by the Company of any of its stock in NAC to an entity not controlled by, under common control with, or controlling the Company; and (iii) the sale of substantially all of the assets of NAC.

     On September 30, 1996, the Company entered into two agreements with First Equity whereby First Equity is to provide certain investment advisory services in connection with the Offering as well as to provide advice with respect to and negotiate for the API Combs Acquisition. Upon the closing of the Offering, First Equity will be paid a fee of $350,000 for assistance rendered in connection with the Offering and $250,000 for its services with regard to the API Combs Acquisition. First Equity may render other investment advisory services to the Company in the future. If it does so, any investment advisory fees paid to it would not exceed customary fees for such services.

     On December 20, 1996, the Company and First Equity entered into an agreement allocating potential investment and acquisition opportunities in the global aircraft engine repair and overhaul market. Pursuant to the agreement, First Equity has agreed that commencing with the consummation of the Offering, neither First Equity nor any of its majority-owned subsidiaries will, as a principal, consummate any acquisition of a majority interest in any business that is engaged in the repair and overhaul of military and commercial aircraft engines anywhere in the world (a "Covered Acquisition"), without first notifying the Company and providing the Company with the opportunity to choose to effect the Covered Acquisition for its own account. The Company's decision as to whether to effect the Covered Acquisition will be made by the directors of the Company that have no affiliation with First Equity. The agreement will remain in effect for a five-year term, subject to earlier termination in the event First Equity reduces its ownership interest in the Company to less than 10% of the Company's outstanding voting securities. In addition, the agreement does not apply to any proposed acquisition by First Equity of any business that generates less than 15% of its aggregate net sales from the repair and overhaul of military and commercial aircraft engines nor to any advisory services performed by First Equity on behalf of third parties.

     The Company leases approximately 1,000 square feet of office space from First Equity under a month to month sublease. Monthly payments under the sublease are $2,500. On December 13, 1996, the Company entered into a new sublease with First Equity which will replace the current lease. Under the new sublease, the Company will lease approximately 2,000 square feet of office space in Westport, Connecticut for a period of ten years with options for two additional five year periods commencing on approximately March 1, 1997. Monthly payments under this sublease currently are $5,000, subject to increase on an annual basis.

     The Company believes that the terms of the two advisory services agreements and the sublease agreement between the Company and First Equity are at least as favorable as the terms which would have been obtained by the Company from an unaffiliated third-party.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of November 30, 1996, and as adjusted to give effect to the sale of shares offered hereby (i) by each person who is known by the Company to own beneficially 5% or more of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable, and are located at One Omega Drive, Stamford, Connecticut 06907.


                                             SHARES BENEFICIALLY                          SHARES BENEFICIALLY
                                                OWNED PRIOR TO                                OWNED AFTER
                                                   OFFERING              NUMBER OF            OFFERING(1)
                                          --------------------------      SHARES         ----------------------
  NAME AND ADDRESS OF BENEFICIAL OWNER     NUMBER         PERCENT(2)   BEING OFFERED      NUMBER     PERCENT(2)
----------------------------------------  ---------       ----------   -------------     ---------   ----------
FAS Inc., an indirect subsidiary of
  First Equity Group, Inc...............  3,556,665(3)        73.3%            --        3,721,665       41.7%
  One Omega Drive
  Box 4660
  Stamford, Connecticut 06907
Canpartners Investments IV, LLC.........  1,293,335           26.7%            --(1)     1,293,335       14.5%
  9665 Wilshire Boulevard
  Suite 200
  Beverly Hills, California 90212
Aaron P. Hollander......................         --(3)          --             --               --         --
Michael C. Culver.......................         --(3)          --             --               --         --
John F. Risko...........................         --(3)          --             --               --         --
John A. Marsalisi.......................         --             --             --               --         --
Joshua S. Friedman......................         --(4)          --             --               --         --
Robert L. Kirk..........................         --             --             --               --         --
Charles Ryan............................         --             --             --               --         --
All directors and executive officers as
  a group
  (7 persons)...........................         --(3)(4)       --             --               --         --


---------------

(1) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment option is exercised in full, Canpartners will sell 585,000 shares of Common Stock, thereby reducing its holdings to 708,335 shares, or 7.9%. Canyon Partners Incorporated is the Managing Member of Canpartners. Mr. Friedman, Mitchell R. Julis and R. Christian B. Evenson are the sole shareholders and directors of Canyon Partners Incorporated and such individuals may be deemed to share beneficial ownership of the shares shown as owned by Canpartners. Such persons disclaim beneficial ownership of such shares.



(2) Percentage calculation is based upon 4,850,000 shares outstanding (8,915,000 shares following the Offering, based on the proposed issuance of 3,900,000 shares by the Company in the Offering and the exchange of the Company's Series A Preferred Stock, face value $1,650,000, for 165,000 shares of Common Stock).


(3) Messrs. Culver and Hollander own, in the aggregate, substantially all of the outstanding shares of First Equity Group and First Equity Group and Mr. Risko own substantially all of the outstanding shares of First Equity.

(4) Excludes 1,293,335 shares shown as owned by Canpartners. Mr. Friedman is a Vice President of Canpartners and is a shareholder and director of Canyon Partners Incorporated, the Managing Member of Canpartners, and, as such, may be deemed to have voting and investment power over such shares. Mr. Friedman disclaims any beneficial ownership of such shares.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of the Offering, the Company's authorized capital stock will consist of 25,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.01 per share (the "Preferred Stock") after giving effect to the redemption of the Series A Preferred Stock which will occur upon the consummation of the Offering.

COMMON STOCK


     Prior to the Offering, there were 3,556,665 shares of Common Stock issued and outstanding, held by one entity. Canpartners owns warrants to purchase up to 1,293,335 shares of Common Stock at $0.05 per share. Canpartners will exercise the warrants concurrent with the closing of the Offering. See "Certain Transactions." Accordingly, total shares outstanding immediately prior to the Offering are 4,850,000 before giving effect to the exchange of the Company's Series A Preferred Stock for 165,000 shares of Common Stock.


     Each holder of Common Stock is entitled to one vote for each share held of record on all matters presented to stockholders, including the election of directors. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after paying all debts and liabilities of the Company and the liquidation preferences of any outstanding Preferred Stock. The Common Stock has no preemptive rights or cumulative voting rights and no redemption, sinking fund or conversion provisions.

     Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefore, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding and subject to any dividend restrictions in any of the Company's outstanding debt and credit facilities. See "Dividend Policy."

     All of the shares offered hereby, when issued and sold, will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized, without further stockholder action, to issue any or all shares of the authorized Preferred Stock in one or more series and to fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The issuance of Preferred Stock with voting rights or conversion rights may adversely affect the voting power of the Common Stock, including the loss of voting control to others. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The Company presently has no plans, agreements or understandings for the authorization or issuance of any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE AND BYLAWS

     General. A number of provisions of the Company's Restated Certificate of Incorporation ("Certificate") and Bylaws ("Bylaws") concern matters of corporate governance and the rights of stockholders. These provisions, among other things,
(i) classify those members of the Board of Directors elected by the holders of Common Stock into three classes of directors with each class serving staggered three-year terms, with the initial Class I, Class II and Class III directors' terms ending in 1997, 1998 and 1999, respectively, and (ii) grant the Board of Directors the right to issue shares of Preferred Stock and to set the voting rights, preference and other terms thereof. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the classified Board of Directors and the ability of the Board to issue Preferred Stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of the Company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect the interests of the Company and all of its stockholders.

     Meetings of Stockholders. The Certificate provides that a special meeting of stockholders may be called only by the Board of Directors. The Bylaws provide that only those matters set forth in the notice of a special meeting may be considered or acted upon at that special meeting, unless otherwise provided by law. In addition, the Bylaws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new business which a stockholder wishes to propose for consideration at an annual meeting of stockholders.

     No Stockholder Action by Written Consent. The Certificate provides that any action required or permitted to be taken by the stockholders of the Company at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu thereof.

     Indemnification and Limitation of Liability. The Bylaws provide that directors of the Company shall be, and, in the discretion of the Board of Directors, officers and non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Bylaws also provide that the right of directors to indemnification shall be a contract right and shall not be exclusive of any other right possessed or hereafter acquired under any bylaw, agreement, vote of stockholders or otherwise. The Certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

STATUTORY BUSINESS COMBINATION PROVISION

     Section 203 of the Delaware General Corporation Law ("Section 203") provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or
(iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined (with certain limited exceptions) as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

REGISTRATION RIGHTS


     Pursuant to an Amended and Restated Registration Rights Agreement, dated February 21, 1997, between the Company and FAI, FAI was granted certain registration rights with respect to the 3,721,665 shares of Common Stock it will hold immediately after the Offering. Specifically, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securityholders, FAI is entitled to include its shares of Common Stock in the registration statement, subject to certain conditions and limitations. This right to include shares of Common Stock will not apply to registration statements of the Company relating to certain stock option, purchase or incentive plans, any dividend reinvestment plan, or certain merger or exchange transactions. In addition, FAI has the right at any time subsequent to the consummation of the Offering, to require the Company to register its shares of Common Stock under the Securities Act. FAI is entitled to four such requested registrations. The right of FAI to sell securities immediately after the Offering is subject to the lock-up agreement restricting sale for 180 days after the date of this Prospectus. See "Shares Eligible For Future Sale" and "Underwriting."


     Pursuant to a Registration Rights Agreement, dated February 21, 1997, between the Company and Canpartners, Canpartners was granted certain registration rights with respect to the shares of Common Stock issuable upon exercise of its 1,293,335 common stock purchase warrants (the "Registrable Securities"). Specifically, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securityholders, Canpartners is entitled to include the Registrable Securities in the registration statement, subject to certain conditions and limitations. This right to include the Registrable Securities will not apply to registration statements of the Company relating to certain stock option, purchase or incentive plans, any dividend reinvestment plan, or certain merger or exchange transactions. In addition, Canpartners has the right at any time subsequent to the consummation of the Offering, to require the Company to register the Registrable Securities under the Securities Act. Canpartners is entitled to two such requested registrations. The right of Canpartners to sell securities immediately after the Offering is subject to the lock-up agreement restricting sale for 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

LISTING

     The Company's Common Stock has been approved for quotation on the Nasdaq National Market under the trading symbol "FAVS."

                        SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities. Upon the closing of the Offering, the Company will have outstanding 8,915,000 shares of Common Stock. Of these shares, the 3,900,000 shares sold in the Offering will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of the Company.



     The remaining 5,015,000 shares of Common Stock held by existing stockholders will be "restricted" shares under the Securities Act (the "Restricted Shares"). Upon the expiration of lock-up agreements between the stockholders and the Underwriters, which will occur 180 days after the effective date of this Prospectus (the "Effective Date"), the 3,721,665 Restricted Shares held by FAI will become eligible for sale under Rule 144, subject to the volume limitations described below, and the 1,293,335 Restricted Shares held by Canpartners will become eligible for sale under Rule 144 upon the first anniversary of the consummation of the Offering.



     An aggregate of 150,000 shares of Common Stock are subject to outstanding options granted to Mr. Sharma. See "Management -- Executive Compensation and Employment Agreements." Pursuant to Rule 701 promulgated under the Securities Act, the shares of Common Stock currently subject to such options will be available for sale in the public market upon exercise. Mr. Sharma has, however, agreed that he will not sell any shares of Common Stock acquired upon the exercise of his options to purchase shares of the Company's Common Stock for a period of 180 days following the Offering and that, thereafter, he will not, during any three month period sell a number of shares that exceeds (i) 1% of the number of shares of Common Stock then outstanding (approximately 89,150 shares immediately after the Offering) or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four weeks preceding the sale.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding (approximately 89,150 shares immediately after the Offering) or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations and requirements described above.


     The Company, its executive officers, directors and stockholders have agreed that, for a period of 180 days from the Effective Date, they will not, without the prior written consent of Smith Barney Inc., sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase or otherwise transfer or dispose of, any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, subject to certain exceptions. See "Underwriting."

                                  UNDERWRITING

     Upon the terms and subject to the conditions of the Underwriting Agreement, dated the date hereof, each of the Underwriters named below has severally agreed to purchase from the Company, and the Company has agreed to sell to such Underwriter, the respective number of shares of Common Stock set forth opposite the name of such Underwriter.


                                            NUMBER
              UNDERWRITERS                 OF SHARES
-----------------------------------------  ---------
Smith Barney Inc. .......................  1,265,000
Dillon, Read & Co. Inc. .................  1,265,000
Arnhold and S. Bleichroeder, Inc. .......    50,000
William Blair & Company, L.L.C. .........    50,000
Brean Murray, Foster Securities Inc. ....    50,000
Alex. Brown & Sons Incorporated .........    80,000
Chase Securities, Inc. ..................    80,000
Deutsche Morgan Grenfell/C.J. Lawrence
  Inc. ..................................    80,000
Donaldson, Lufkin & Jenrette Securities
  Corporation ...........................    80,000
A. G. Edwards & Sons, Inc. ..............    80,000
Gruntal & Co., Incorporated .............    50,000
Interstate/Johnson Lane Corporation .....    50,000
Janney Montgomery Scott Inc. ............    50,000
Jensen Securities Co. ...................    50,000
C. L. King & Associates, Inc. ...........    50,000
Merrill Lynch, Pierce, Fenner & Smith
  Incorporate ...........................    80,000
Morgan Stanley & Co. Incorporated .......    80,000
Oppenheimer & Co., Inc. .................    80,000
Ormes Capital Markets, Inc. .............    50,000
Pennsylvania Merchant Group Ltd. ........    50,000
Prudential Securities Incorporated ......    80,000
Ragen MacKenzie Incorporated ............    50,000
Southeast Research Partners, Inc. .......    50,000
Wedbush Morgan Securities ...............    50,000
                                           ---------
        Total............................  3,900,000
                                           =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased.


     The Underwriters propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price that represents a concession not in excess of $0.42 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. Smith Barney Inc. and Dillon, Read & Co. Inc., as representatives of the several underwriters (the "Representatives"), have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     Canpartners has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 585,000 shares of the Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discount and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, its executive officers, directors and stockholders have agreed with the Representatives that until 180 days after the Effective Date they will not sell, offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or grants to purchase shares of Common Stock, or any securities convertible or exchangeable for shares of Common Stock owned directly by such holders or with respect to which they have power of disposition. The Company has also agreed not to sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of 180 days after the Effective Date without the prior written consent of Smith Barney Inc., subject to certain limited exceptions including grants of options and sales of shares under the Company's stock benefit plans. The lock-up agreements with the Representatives may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Smith Barney Inc.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Upon consummation of the Offering, the Company will pay First Equity a fee of $350,000 for assistance rendered in connection with the Offering. Under the rules of the National Association of Securities Dealers, Inc., such amount is considered to be compensation received in connection with the Offering. See "Certain Transactions."


     Certain of the Underwriters and their affiliates have in the past and may in the future render investment or commercial banking services to the Company.


     Prior to the Offering, there has not been any public market for the Common Stock of the Company. Consequently, the initial public offering price for the shares of Common Stock included in the Offering has been determined by negotiations among the Company and the Representatives. Among the factors considered in determining such price were the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for the growth of the Company's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies that are comparable to the Company.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by O'Melveny & Myers LLP. Andrews & Kurth L.L.P., Los Angeles, California will act as counsel to the Underwriters.

                                    EXPERTS

     The consolidated balance sheets of First Aviation Services Inc. at January 31, 1996 and July 31, 1996, and the consolidated statements of operations, stockholders' equity, and cash flows for the two-month period ended May 31, 1995, the eight-month period ended January 31, 1996 and the six-month period ended July 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of NAC as of March 31, 1995 and for each of the two years in the period ended March 31, 1995 included in this Prospectus and Registration Statement have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     The balance sheet of Aircraft Parts International (a division of AMR Combs, Inc.) at September 30, 1996 and December 31, 1995 and the Statements of Operations and Division Equity for the nine month period ended September 30, 1996, and the year ended December 31, 1995 appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), in Washington, D.C., a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is field as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. Upon completion of the Offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file reports and other information with the Commission. The Registration Statement, including exhibits thereto, as well as the reports and other information filed by the company with the Commission, may be inspected without charge at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings made through the Electronic Data Gathering Analysis and Retrieval System are publicly available thought the Commission's Web Site (http://www.sec.gov).

     The Company will issue to its stockholders annual reports and unaudited quarterly reports for the first three quarters of each fiscal year. Annual reports will include audited financial statements and a reports of its independent auditors with respect to the examination of such financial statements.

                         INDEX TO FINANCIAL STATEMENTS

                          FIRST AVIATION SERVICES INC.


                                                                                        PAGE
                                                                                        -----
Report of Ernst & Young LLP, Independent Auditors.....................................  F-2
Consolidated Balance Sheets...........................................................  F-3
Consolidated Statements of Operations.................................................  F-4
Consolidated Statements of Stockholders' Equity.......................................  F-5
Consolidated Statements of Cash Flows.................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

NATIONAL AIRMOTIVE CORPORATION
Report of Price Waterhouse LLP, Independent Accountants...............................  F-20
Balance Sheet.........................................................................  F-21
Statement of Operations...............................................................  F-22
Statement of Shareholder's Equity.....................................................  F-23
Statement of Cash Flows...............................................................  F-24
Notes to Financial Statements.........................................................  F-25

AIRCRAFT PARTS INTERNATIONAL
Report of Ernst & Young LLP, Independent Auditors.....................................  F-36
Balance Sheets........................................................................  F-37
Statements of Operations and Division Equity..........................................  F-38
Statement of Cash Flows...............................................................  F-39
Notes to Financial Statements.........................................................  F-40

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
First Aviation Services Inc.

     We have audited the accompanying consolidated balance sheets of First Aviation Services Inc. as of January 31, 1996 and July 31, 1996, and the consolidated statements of operations, stockholders' equity, and cash flows for the two month period ended May 31, 1995, the eight month period ended January 31, 1996 and the six month period ended July 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Aviation Services Inc. as of January 31, 1996 and July 31, 1996, and the consolidated results of its operations and its cash flows for the two month period ended May 31, 1995, the eight month period ended January 31, 1996 and the six month period ended July 31, 1996 in conformity with generally accepted accounting principles.

                                                            ERNST & YOUNG LLP

San Francisco, California
September 12, 1996,
except Note 12, as to which the date is
December 20, 1996

                          FIRST AVIATION SERVICES INC.

                          CONSOLIDATED BALANCE SHEETS
                      (in thousands, except share amounts)

                                                                 JANUARY 31,   JULY 31,   OCTOBER 31,
                                                                     1996        1996        1996
                                                                 -----------   --------   -----------
                                                                                          (UNAUDITED)
                                               ASSETS
Current assets:
  Trade receivables, net of allowance for doubtful accounts of
     $278 at January 31, 1996, $316 at July 31, 1996 and $259
     at October 31, 1996.......................................    $23,388      $19,553     $17,937
  Inventories..................................................     31,207       33,245      34,645
  Restricted cash..............................................         --        1,039         544
  Deferred income taxes........................................      1,036        1,036       1,036
  Prepaid expenses and other...................................      1,374        1,354       1,763
                                                                   -------      -------     -------
Total current assets...........................................     57,005       56,227      55,925
Plant and equipment, net.......................................      2,706        2,776       2,829
Other assets...................................................        673          392         282
                                                                   -------      -------     -------
                                                                   $60,384      $59,395     $59,036
                                                                   =======      =======     =======

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................................    $18,167      $10,987     $11,729
  Accrued compensation and related expenses....................      1,116        1,235       1,178
  Accrued reorganization expenses..............................      1,021          511         459
  Accrued liabilities..........................................      2,685        2,589       2,558
  Income taxes payable.........................................        507            4          --
  Due to stockholders..........................................        126          126         126
  Current portion of long-term debt............................      1,970        1,100       1,105
                                                                   -------      -------     -------
Total current liabilities......................................     25,592       16,552      17,155
Long-term debt, less current portion...........................     27,005       35,087      33,643
Other noncurrent liabilities...................................      3,601        2,723       2,528
                                                                   -------      -------     -------
Total liabilities..............................................     56,198       54,362      53,326
                                                                   -------      -------     -------
Stockholders' equity:
  Preferred stock, $0.01 par value, liquidation preference of
     $330, $660 and $660 at January 31, 1996, July 31, 1996 and
     October 31, 1996, respectively, 5,000,000 shares
     authorized, 33,000 shares issued and outstanding..........      1,650        1,650       1,650
  Common stock, $0.01 par value, 25,000,000 shares authorized,
     3,556,665 shares issued and outstanding...................         36           36          36
  Additional paid-in capital...................................        625          625         625
  Retained earnings............................................      1,875        2,722       3,399
                                                                   -------      -------     -------
Total stockholders' equity.....................................      4,186        5,033       5,710
                                                                   -------      -------     -------
                                                                   $60,384      $59,395     $59,036
                                                                   =======      =======     =======

                            See accompanying notes.

                          FIRST AVIATION SERVICES INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (in thousands, except share and per share amounts)


                                       PREDECESSOR
                                       ------------
                                        TWO-MONTH     EIGHT-MONTH     SIX-MONTH     PREDECESSOR
                                       PERIOD ENDED   PERIOD ENDED   PERIOD ENDED   ------------    FIVE-MONTH     NINE-MONTH
                                         MAY 31,      JANUARY 31,      JULY 31,      FOUR-MONTH    PERIOD ENDED   PERIOD ENDED
                                           1995           1996           1996       PERIOD ENDED   OCTOBER 31,    OCTOBER 31,
                                       ------------   ------------   ------------     MAY 31,          1995           1996
                                                                                        1995       ------------   ------------
                                                                                    ------------   (UNAUDITED)    (UNAUDITED)
                                                                                    (UNAUDITED)
Net sales.............................    $10,896       $  68,519      $  52,354       $24,338       $  42,833      $  76,776
Cost of sales.........................     10,463          57,390         44,608        23,809          35,713         65,606
                                          -------       ---------      ---------       -------       ---------      ---------
Gross profit..........................        433          11,129          7,746           529           7,120         11,170
Selling, general and administrative
  expenses............................      1,160           5,349          4,186         3,229           3,371          6,163
                                          -------       ---------      ---------       -------       ---------      ---------
Income (loss) from operations.........       (727)          5,780          3,560        (2,700)          3,749          5,007
Interest expenses.....................        287           2,605          1,849           644           1,659          2,619
Other expenses........................         --              --             --           801              --             --
                                          -------       ---------      ---------       -------       ---------      ---------
Income (loss) before provision
  (benefit) for income taxes and
  extraordinary item..................     (1,014)          3,175          1,711        (4,145)          2,090          2,388
Provision (benefit) for income
  taxes...............................         --           1,300             --        (1,210)            854             --
                                          -------       ---------      ---------       -------       ---------      ---------
Income (loss) before extraordinary
  item................................     (1,014)          1,875          1,711        (2,935)          1,236          2,388
Extraordinary item:
  Loss on early extinguishment of
     debt.............................         --              --           (864)           --              --           (864)
                                          -------       ---------      ---------       -------       ---------      ---------
Net income (loss).....................     (1,014)          1,875            847        (2,935)          1,236          1,524
Dividends on preferred stock..........         --              88             66            --              55             99
                                          -------       ---------      ---------       -------       ---------      ---------
Net income (loss) applicable to common
  stockholders........................    $(1,014)      $   1,787      $     781       $(2,935)      $   1,181      $   1,425
                                          =======       =========      =========       =======       =========      =========
Net income (loss) per common share:
  Income (loss) before extraordinary
     item applicable to common
     stockholders.....................                  $    0.32      $    0.30                     $    0.21      $    0.43
  Extraordinary item..................                         --          (0.16)                           --          (0.16)
                                                        ---------      ---------                     ---------      ---------
  Net income (loss) applicable to
     common stockholders..............                  $    0.32      $    0.14                     $    0.21      $    0.27
                                                        =========      =========                     =========      =========
Shares used in computation of net
  income (loss) applicable to common
  stockholders........................                  5,528,804      5,439,477                     5,528,804      5,290,597
                                                        =========      =========                     =========      =========


                            See accompanying notes.

                          FIRST AVIATION SERVICES INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (in thousands, except share amounts)

                                    PREFERRED STOCK         COMMON STOCK
                                   ------------------   --------------------   ADDITIONAL
                                    NUMBER                NUMBER                PAID-IN     RETAINED
                                   OF SHARES   AMOUNT   OF SHARES    AMOUNT     CAPITAL     EARNINGS    TOTAL
                                   ---------   ------   ----------   -------   ----------   --------   --------
Balances at April 1, 1995
  (predecessor)...................       --    $   --    4,750,000   $ 4,750    $ 27,385     $ 2,889   $ 35,024
  Net loss for the two-month
     period ended May 31, 1995....       --        --           --        --          --      (1,014)    (1,014)
                                     ------    ------   ----------   -------    --------     -------   --------
Balances at May 31, 1995
  (predecessor)...................       --        --    4,750,000     4,750      27,385       1,875     34,010
  Elimination of predecessor
     divisional equity upon
     acquisition on June 1,
     1995.........................       --        --   (4,750,000)   (4,750)    (27,385)     (1,875)   (34,010)
  Common stock and preferred stock
     issued for cash on June 1,
     1995.........................   33,000     1,650    3,556,665        36         515          --      2,201
  Warrants issued in connection
     with subordinated note
     payable......................       --        --           --        --         110          --        110
  Net income for the eight-month
     period ended January 31,
     1996.........................       --        --           --        --          --       1,875      1,875
                                     ------    ------   ----------   -------    --------     -------   --------
Balances at January 31, 1996......   33,000     1,650    3,556,665        36         625       1,875      4,186
  Net income for the six-month
     period ended July 31, 1996...       --        --           --        --          --         847        847
                                     ------    ------   ----------   -------    --------     -------   --------
Balances at July 31, 1996.........   33,000     1,650    3,556,665        36         625       2,722      5,033
  Net income for the three-month
     period ended October 31, 1996
     (unaudited)..................       --        --           --        --          --         677        677
                                     ------    ------   ----------   -------    --------     -------   --------
Balances at October 31, 1996
  (unaudited).....................   33,000    $1,650    3,556,665   $    36    $    625     $ 3,399   $  5,710
                                     ======    ======   ==========   =======    ========     =======   ========

                            See accompanying notes.

                          FIRST AVIATION SERVICES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                           PREDECESSOR                                 PREDECESSOR
                                           ------------   EIGHT-MONTH                  -----------
                                            TWO-MONTH       PERIOD       SIX-MONTH      FOUR-MONTH     FIVE-MONTH     NINE-MONTH
                                           PERIOD ENDED      ENDED      PERIOD ENDED   PERIOD ENDED   PERIOD ENDED   PERIOD ENDED
                                             MAY 31,      JANUARY 31,     JULY 31,       MAY 31,      OCTOBER 31,    OCTOBER 31,
                                               1995          1996           1996           1995           1995           1996
                                           ------------   -----------   ------------   ------------   ------------   ------------
                                                                                       (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).........................   $ (1,014)     $   1,875      $    847       $ (2,935)      $  1,236       $   1,524
Adjustments to reconcile net income (loss)
  to net cash provided by (used in)
  operating activities:
  Depreciation and amortization...........        400            947           577          1,056            612             800
  Extraordinary item, loss on early
    extinguishment of debt................         --             --           864             --             --             864
  Deferred income taxes...................        129            664            --           (911)           282              --
  Termination of executive defined benefit
    plan..................................         --           (548)           --             --           (548)             --
  Changes in assets and liabilities:
    Receivables...........................      1,860        (13,460)        3,835          3,236        (10,518)          5,451
    Inventories...........................       (605)        (1,744)       (2,038)         2,081         (2,522)         (3,438)
    Prepaid expenses and other assets.....       (341)           947          (691)           630          1,044            (758)
    Accounts payable......................        821         12,587        (7,180)        (1,843)        11,107          (6,438)
    Accrued liabilities...................        578             58          (990)           403            752          (1,134)
    Other noncurrent liabilities..........        (10)          (567)         (878)           358           (664)         (1,073)
                                             --------      ---------      --------       --------       --------       ---------
Net cash provided by (used in) operating
  activities..............................      1,818            759        (5,654)         2,075            781          (4,202)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of assets from former owners
  including acquisition costs.............         --        (12,397)           --             --        (12,397)             --
Purchase of plant and equipment...........       (282)          (862)         (519)          (442)          (688)           (777)
Payment for license rights................         --           (375)           --             --           (375)           (250)
Proceeds from disposal of plant and
  equipment...............................          6             13            --              6             --              --
                                             --------      ---------      --------       --------       --------       ---------
Net cash used in investing activities.....       (276)       (13,621)         (519)          (436)       (13,460)         (1,027)
CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash...........................         --             --        (1,039)            --             --            (544)
Borrowings on long-term debt..............     10,703        103,891        95,351         24,489         28,737         121,138
Payments on long-term debt................    (12,191)       (92,955)      (87,979)       (26,000)       (18,091)       (115,267)
Sale of preferred stock...................         --          1,650            --             --          1,650              --
Sale of common stock......................         --            551            --             --            551              --
Repayment of other noncurrent
  liabilities.............................        (54)          (275)         (160)          (128)          (168)            (98)
                                             --------      ---------      --------       --------       --------       ---------
Net cash (used in) provided by financing
  activities..............................     (1,542)        12,862         6,173         (1,639)        12,679           5,229
                                             --------      ---------      --------       --------       --------       ---------
Net change in cash........................         --             --            --             --             --              --
Cash, beginning of period.................         --             --            --             --             --              --
                                             --------      ---------      --------       --------       --------       ---------
Cash, end of period.......................   $     --      $      --      $     --       $     --       $     --       $      --
                                             ========      =========      ========       ========       ========       =========
Supplemental cash flow disclosures:
  Cash paid for:
    Interest..............................   $    154      $   2,322      $  1,513       $    631       $    982       $   2,330
                                             ========      =========      ========       ========       ========       =========
    Income taxes..........................   $     --      $     129      $    545       $     --       $    108       $     545
                                             ========      =========      ========       ========       ========       =========

                            See accompanying notes.

                          FIRST AVIATION SERVICES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (in thousands, except share amounts)

  (Information at October 31, 1996 and for the four month period ended May 31,
                              1995, the five month
 period ended October 31, 1995 and the nine month period ended October 31, 1996 is unaudited)

1.  BUSINESS AND BASIS OF PRESENTATION

     First Aviation Services Inc. ("First Aviation" or the "Company") through its wholly owned subsidiary, National Airmotive Corporation ("NAC") repairs and overhauls commercial and military aircraft engines, and industrial turbines and parts. The Company is headquartered in Stamford, Connecticut. Customers of the Company include airlines, foreign governments, U.S. and foreign military services and industrial companies.

     The accompanying consolidated financial statements include the accounts of First Aviation and its wholly owned subsidiary, NAC.

     First Aviation was formed in March 1995 to acquire the capital stock of NAC. On June 1, 1995, Triton Group, Ltd. ("Triton"), former parent company of NAC, sold its ownership interest in the capital stock of the NAC to First Aviation pursuant to the Agreement and Plan of Merger dated March 3, 1995. The acquisition has been accounted for under the purchase method of accounting as of the closing date. The gross purchase price of $30,355 includes debt assumed of $17,958, transaction-related fees and expenses amounting to $1,147, and a net cash payment to Triton of $11,250. The purchase price, including acquisition costs, was allocated to the assets and liabilities of the NAC based on their relative fair values.

     In connection with the allocation of the purchase price and in order to implement plans and actions designed to streamline operations, the Company recorded a reorganization accrual to cover the estimated costs of employee separations and other employee incentive programs. The Company incurred and charged against accrued reorganization costs was $1,400 and $500 during the eight month period ended January 31, 1996 and the six month period ended July 31, 1996, respectively. The Company also recorded accruals for various liabilities including pension plan termination (Note 9), environmental matters (Note 11) and legal matters. The remaining accruals as of July 31, 1996 total $2,948 and are included in accrued liabilities and other noncurrent liabilities in the accompanying balance sheet.

     The financial statements for the two month period ended May 31, 1995, represent the operations of the NAC when NAC was owned by Triton ("Predecessor"). The financial statements of the Company since June 1, 1995 ("Successor Business") reflect the impact of indebtedness incurred in the acquisition of the Company as well as the impact of the purchase price allocation. Accordingly, the financial statements of the Successor Business are not directly comparable to those of the Predecessor.

     The following summary, prepared on a pro forma basis, combines the consolidated results of operations as if the Predecessor had been acquired as of April 1, 1995 and 1994, after including the impact of certain adjustments, such as reduced depreciation expense due to asset write-downs, increased interest expense due to acquisition financing and the tax benefit resulting from utilization of the Predecessor net operating loss:

                                                                              PERIOD FROM
                                                             YEAR ENDED     APRIL 1, 1995 TO
                                                           MARCH 31, 1995   JANUARY 31, 1996
                                                           --------------   ----------------
        Sales............................................     $ 83,091          $ 79,415
        Net income.......................................        1,517             1,156
        Net income applicable to common stockholders.....        1,517             1,068
        Net income per common share......................         0.30              0.21

     The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire period presented and is not intended to be a projection of future results.

                          FIRST AVIATION SERVICES INC.

                  (amounts in thousands, except share amounts)

  (Information at October 31, 1996 and for the four month period ended May 31,
                              1995, the five month
 period ended October 31, 1995 and the nine month period ended October 31, 1996 is unaudited)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Revenues

     Revenue related to the repair and overhaul of engines is recorded upon completion of repair and overhaul services. Revenue for parts and engine components sold is recorded when the product is shipped.

     The Company provides credit in the form of trade accounts receivable to its customers. The Company generally does not require collateral to support domestic customer receivables. Receivables arising from export activities are supported by letters of credit or foreign credit insurance. The Company performs ongoing credit evaluations of its customers and maintains allowances which management believes are adequate for potential credit losses.

     Combined sales to agencies of the U.S. government represented 25%, 27% and 16% of net sales for the two month period ended May 31, 1995, the eight month period ended January 31, 1996 and the six month period ended July 31, 1996, respectively. The combined accounts receivable from agencies of the United States Government represented 13%, 17% and 25% of total accounts receivable for the two month period ended May 31, 1995, the eight month period ended January 31, 1996 and the six month period ended July 31, 1996, respectively. Sales to one customer who acts as agent for a number of foreign governments accounted for 11.8% of total net sales for the six month period ended July 31, 1996.


     The Company has no foreign operations; however, export sales were approximately 35% of net sales in the eight month period ended January 31, 1996 and the six month period ended July 31, 1996. The majority of export sales activities were to the following geographic areas: Central America, Middle East, Far East, Canada, and Europe.


     Inventories

     Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out ("FIFO") and specific identification methods. Costs include direct material, direct labor and applicable manufacturing overhead.

     The Company's inventory consists principally of new, overhauled, serviceable and repairable aircraft engine parts that are purchased principally from Allison Engine Company ("Allison"), a subsidiary of Rolls Royce Ltd., and from parts resellers and customers. Before any part may be installed in an aircraft, it must meet certain standards of condition established by the Federal Aviation Administration, the U.S. Department of Defense, or the equivalent regulatory agencies in other countries whose engines are being serviced by the Company. Specific regulations vary from country to country, although regulatory requirements in other countries generally coincide with applicable U.S. requirements. Parts must also be traceable to sources deemed acceptable by such agencies. Parts owned or acquired by the Company may not meet applicable standards prior to remanufacturing or standards may change in the future, causing parts which are already contained in the Company's inventory to be scrapped or modified. Aircraft engine manufacturers may also develop new parts to be used in lieu of parts already contained in the Company's inventory.

                          FIRST AVIATION SERVICES INC.

                  (amounts in thousands, except share amounts)

  (Information at October 31, 1996 and for the four month period ended May 31,
                              1995, the five month
 period ended October 31, 1995 and the nine month period ended October 31, 1996 is unaudited)

     Provisions are made in each period for the estimated effect of excess and obsolete inventories. Actual excess and obsolete inventories may differ significantly from such estimates and such differences could be material to the financial statements.

     Plant and Equipment

     Plant and equipment are stated at cost, less allowance for accumulated depreciation. Additions and improvements that materially increase the productive capacity or extend the useful life of an asset are added to its cost. Expenditures for normal maintenance and repairs are charged to expense as incurred.

     Depreciation of plant and equipment is computed using the straight-line method over the estimated lives of the assets which range from 3 to 30 years. Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the terms of the related lease.

     In 1995, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. SFAS 121 is effective for fiscal years beginning after December 15, 1995. The Company adopted SFAS 121 on February 1, 1996 and there was no effect of adoption.

     Income Taxes

     The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Major Suppliers

     Historically, the Company's primary supplier has been Allison. The Company is an Authorized Maintenance Center for Allison's product lines. During the six month period ended July 31, 1996, the Company purchased $21,870 in parts and engine components from Allison and at July 31, 1996 accounts payable to Allison totaled $4,447. The Company is also an authorized distributor for Bendix, AC and several suppliers of accessories that compliment the Allison commercial engine. The Company is an authorized service center for both Lockheed Hercules QEC's and McDonnell Douglas Helicopter Systems' dynamic components.

     NAC has from time to time, experienced difficulty in obtaining certain parts because of parts shortages and inventory fluctuations at Allison. The shortage or unavailability of Allison parts can and has from time to time caused delays in the timely completion of repair and overhaul production schedules. Such delays may adversely affect the Company's relationship with its customers and could adversely affect the Company's commitments to customers and its work-in-process inventory levels. An inability to maintain timely access to Allison parts and components on commercially reasonable terms would have a material adverse effect on the Company's business, financial condition and results of operations.

     Net Income (Loss) Per Common Share

     Except as noted below, net income (loss) per common share has been computed based upon the weighted average number of common shares outstanding including dilutive common equivalent shares from stock warrants, using the treasury stock method. Common shares to be issued in exchange for the Company's Series A Preferred Stock have been excluded from the calculation of net income (loss) per common share as

                          FIRST AVIATION SERVICES INC.

                  (amounts in thousands, except share amounts)

  (Information at October 31, 1996 and for the four month period ended May 31,
                              1995, the five month
 period ended October 31, 1995 and the nine month period ended October 31, 1996 is unaudited)

the effect of their inclusion would be anti-dilutive. Pursuant to Securities and Exchange Commission Staff Accounting Bulletins rules, common and common equivalent shares issued by the Company at prices below the anticipated public offering price during the twelve months immediately preceding the Company's proposed initial public offering are included in the calculation (using the treasury stock method and the anticipated initial public offering price) as if they were outstanding for all periods prior to the offering date.

     Net income (loss) per common share is not presented for the two month period ended May 31, 1995 and the four month period ended May 31, 1995 since such amounts are not deemed meaningful as a result of the change in ownership and capital stock structure of NAC that occurred on June 1, 1995.

     Interim Financial Information (Unaudited)

     The balance sheet as of October 31, 1996 and statements of operations and cash flows for the nine month period ended October 31, 1996, the four month period ended May 31, 1995 and the five month period ended October 31, 1995, as well as the statement of stockholders' equity for the three month period ended October 31, 1996 are unaudited but include all adjustments (consisting only of normal, recurring adjustments) which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the financial position at such dates and the operating results and cash flows for those periods. The results for the interim periods are not necessarily indicative of results for the entire year.

3.  INVENTORIES

     Inventories consist of the following:

                                                         JANUARY 31,     JULY 31,     OCTOBER 31,
                                                            1996           1996          1996
                                                         -----------     --------     -----------
    Raw materials......................................    $16,493        $14,900       $16,993
    Work-in-process....................................      8,958         12,585        10,674
    Finished goods.....................................      5,756          5,760         6,978
                                                           -------        -------       -------
                                                           $31,207        $33,245       $34,645
                                                           =======        =======       =======

4.  PLANT AND EQUIPMENT

     The cost and accumulated depreciation of plant and equipment are as follows:

                                                          JANUARY 31,     JULY 31,     OCTOBER 31,
                                                             1996           1996          1996
                                                          -----------     --------     -----------
    Machinery and equipment.............................     $1,338         $1,456       $ 1,546
    Building and other leasehold improvements...........        976            976         1,027
    Office furniture, fixtures and equipment............        575            725           797
    Construction-in-process.............................        551            586           619
                                                             ------         ------       -------
                                                              3,440          3,743         3,989
    Less accumulated depreciation.......................       (734)          (967)       (1,160)
                                                             ------         ------       -------
                                                             $2,706         $2,776       $ 2,829
                                                             ======         ======       =======

5.  RELATED PARTIES


     The Company has agreed to pay a management fee to a stockholder in the amount of $300 per year, payable quarterly. The Company reduces payment of this management fee by the amount of compensation paid to certain employees in connection with their services as officers of the Company and its subsidiaries. The Company has also agreed to pay an annual management fee of $50 per year to the subordinated debtholder for

                          FIRST AVIATION SERVICES INC.

                  (amounts in thousands, except share amounts)

  (Information at October 31, 1996 and for the four month period ended May 31,
                              1995, the five month
 period ended October 31, 1995 and the nine month period ended October 31, 1996 is unaudited)

each of the four years commencing June 1, 1995, which fee is payable quarterly. This agreement with the subordinated debtholder also provides for accelerated payment of all remaining annual management fees upon the occurrence of certain events, including the consummation of a public offering of the Company's Common Stock; and the sale of substantially all of the assets of the Company.

     Fees under the agreement totalling $133 and $85 were included in selling, general and administrative expenses in the accompanying statements of operations for the eight month period ended January 31, 1996 and the six month period ended July 31, 1996, respectively. There were no such fees for the two month period ended May 31, 1995.

     The Company leases office space from a stockholder under a month to month sublease. Monthly payments under the lease are three thousand dollars.

6.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                     JANUARY 31,     JULY 31,
                                                                        1996           1996
                                                                     -----------     --------
    Borrowings under revolving line of credit......................    $24,123        $31,285
    Term loans.....................................................      1,767          2,950
    Subordinated note payable......................................      2,925          1,952
    Note payable...................................................        160             --
                                                                       -------        -------
    Total..........................................................     28,975         36,187
    Less current portion...........................................     (1,970)        (1,100)
                                                                       -------        -------
                                                                       $27,005        $35,087
                                                                       =======        =======

     On June 13, 1996, the Company entered into a new credit facility. Borrowings under this facility were used to retire the outstanding borrowings under the Company's existing revolving line of credit and term loan and also to reduce the Company's subordinated note by $1,000. In connection with this refinancing, the Company recorded an extraordinary charge of $864, for prepayment penalty fees and the write-off of unamortized loan fees.

     This new credit agreement consists of a revolving credit facility that allows for borrowings of up to $37,000 and two term loans in the amounts of $2,000 and $1,000, respectively. Borrowings under the revolving credit facility are further limited to specified percentages of eligible accounts receivable and inventories. The revolving line of credit expires May 15, 1999. Management believes that the borrowing base under this credit facility will exceed the outstanding borrowings for at least the next twelve months, and has classified these outstanding borrowings as long-term debt in the accompanying balance sheet. Borrowings under the revolving credit facility bear interest at the LIBOR rate plus 3.0% (8.45% at July 31, 1996). The credit agreement also allows for the issuance of letters of credit not to exceed an aggregate of $1,500. Such letters of credit reduce the availability of borrowings under the facility. At July 31, 1996, standby letters of credit totaling $944 were outstanding on the prior credit agreement against which the Company has provided $1,039 in cash collateral. This deposit is included in restricted cash in the accompanying balance sheet at July 31, 1996.

     The term loans mature May 15, 1999 and bear interest at a variable rate of the LIBOR rate plus either 3.50% or 4.50% (8.95% and 9.95% at July 31, 1996, respectively).

     The credit agreement contains a number of covenants, including among other provisions restrictions on mergers, consolidations and acquisitions, the incurrence of indebtedness, transactions with affiliates, the creation of liens, capital expenditures, and management fees. The credit agreement also requires the Company

                          FIRST AVIATION SERVICES INC.

                  (amounts in thousands, except share amounts)

  (Information at October 31, 1996 and for the four month period ended May 31,
                              1995, the five month
 period ended October 31, 1995 and the nine month period ended October 31, 1996 is unaudited)

to maintain minimum levels of net worth and requires certain interest expense coverage ratios and minimum backlog levels. The terms of the Company's credit agreement currently restrict the payment of dividends except with the lender's consent.

     The subordinated note bears interest at 15%, payable monthly and is due in quarterly installments through June 1999. The subordinated note agreement requires the Company to maintain certain levels of net worth, limits capital expenditures and requires certain interest expense coverage ratios.

     The revolving line of credit, term loans and subordinated debt are collateralized by substantially all of the Company's assets.

     Aggregate annual maturities of long-term debt are as follows:

        August 1, 1996 to January 31, 1997.................................  $   524
        Fiscal year 1998...................................................    1,078
        Fiscal year 1999...................................................    1,100
        Fiscal year 2000...................................................   33,485
                                                                             -------
                                                                             $36,187
                                                                             =======

     Management believes that the carrying amounts of the Company's borrowings under its revolving credit facility and term loans approximate their fair values because the interest rate is variable and resets frequently. Management also believes that the carrying value of the Company's subordinated notes approximates its fair value based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements.

7.  STOCKHOLDERS' EQUITY

     The preferred stock bears cumulative annual dividends of $4.00 per share, has a liquidation preference that increases annually in $10.00 per share increments up to $50.00 per share in 1999, and has no voting rights. No dividends shall be paid on common shares until all preferred stock dividends have been paid. All preferred stock dividends shall be paid in shares of preferred stock until the subordinated debt has been fully repaid. Total cumulative dividends earned but not yet declared at October 31, 1996 were $187.

     In connection with the issuance of the subordinated note on June 1, 1995, the Company issued to the debtholder warrants to purchase up to 1,832,225 shares of the Company's common stock at $.05 per share. In connection with the debt transactions discussed in Note 6, the number of shares eligible for purchase under this warrant was reduced to 1,293,335. The warrants were valued at the time of issuance by management at $110 and the resulting discount on the subordinated debt is being amortized over the term of the debt. The Company has reserved 1,293,335 shares of common stock for the exercise of these warrants.

                          FIRST AVIATION SERVICES INC.

                  (amounts in thousands, except share amounts)

  (Information at October 31, 1996 and for the four month period ended May 31,
                              1995, the five month
 period ended October 31, 1995 and the nine month period ended October 31, 1996 is unaudited)

8.  INCOME TAXES

     The provision for income taxes is as follows:

                                                         TWO MONTH      EIGHT MONTH     SIX MONTH
                                                        PERIOD ENDED   PERIOD ENDED    PERIOD ENDED
                                                          MAY 31,       JANUARY 31,      JULY 31,
                                                            1995           1996            1996
                                                        ------------   -------------   ------------
    Current tax provision:
      Federal.........................................     $   --         $   523         $   --
      State...........................................         --             113             --
                                                           ------          ------         ------
                                                               --             636             --
    Deferred tax provision:
      Federal.........................................         --             529             --
      State...........................................         --             135             --
                                                           ------          ------         ------
                                                               --             664             --
                                                           ------          ------         ------
                                                           $   --         $ 1,300         $   --
                                                           ======          ======         ======

     A reconciliation between income tax provisions computed at the U.S. federal statutory rate and the effective rate reflected in the statements of operations is as follows:

                                                         TWO MONTH      EIGHT MONTH     SIX MONTH
                                                        PERIOD ENDED   PERIOD ENDED    PERIOD ENDED
                                                          MAY 31,       JANUARY 31,      JULY 31,
                                                            1995           1996            1996
                                                        ------------   -------------   ------------
    Provision (benefit) at statutory rate.............       34.0%           34.0%          34.0%
    State tax provision, net of Federal benefit.......        6.6             6.6            6.6
    Effect of losses of predecessor business..........      (41.0)             --             --
    Change in valuation allowance.....................         --              --          (41.0)
    Other.............................................        0.4             0.4            0.4
                                                           ------         -------        -------
                                                              0.0%           41.0%           0.0%
                                                           ======         =======        =======

     Deferred tax assets and liabilities result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The principal sources of these differences include state net

                          FIRST AVIATION SERVICES INC.

                  (amounts in thousands, except share amounts)

  (Information at October 31, 1996 and for the four month period ended May 31,
                              1995, the five month
 period ended October 31, 1995 and the nine month period ended October 31, 1996 is unaudited)

operating loss carryforwards, financial accruals, and differences in the income tax and financial statement asset bases due to purchase accounting. These differences are set forth below:

                                                                     JANUARY 31,     JULY 31,
                                                                        1996           1996
                                                                     -----------     --------
    Financial statement accruals not currently deductible for
      income tax purposes..........................................    $ 4,755       $  4,046
    Differences in the financial statement and income tax basis of
      fixed assets.................................................      2,441          2,304
    Attributes subject to IRC sec. 382.............................        503            377
    Net operating loss carryforwards...............................        251            191
    Other..........................................................        222            210
                                                                        ------         ------
                                                                         8,172          7,128
    Valuation allowance............................................     (7,136)        (6,092)
                                                                        ------         ------
    Net deferred tax assets........................................    $ 1,036       $  1,036
                                                                        ======         ======

     The Company has net operating loss carryforwards available for California state tax reporting purposes of approximately $2,700 which will expire in the years 1997 through 1999. Because of the "change of ownership" provision of the Tax Reform Act of 1986, and applicable state statutes, utilization of the Company's federal and state tax "net unrealized built-in losses" and state net operating loss carryforwards which existed as of the acquisition date are subject to an annual limitation in current and future periods. As a result of the annual limitation, a portion of the net operating loss carryforwards may expire unused.

     The Company believes that based on a number of factors, including its recent history of operating losses, substantial uncertainty exists as to the realization of its deferred tax assets. Accordingly, a valuation allowance has been provided on the deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets in future periods and make such adjustments to the valuation allowance as it considers appropriate. The valuation allowance was unchanged in the eight month period ended January 31, 1996, and decreased $1,044 in the six month period ended July 31, 1996.

     The Company files a consolidated federal tax return with its parent company, First Equity Group, Inc. The Company's federal income tax provision has been based on the tax sharing agreement between the companies which stipulates that the Company is liable for federal taxes as if it filed on a separate company basis subject to certain limitations and adjustments. The federal taxes payable account primarily relates to the intercompany liability under the tax sharing agreement.

     Prior to June 1, 1995, the Company was a party to a tax sharing agreement with Triton. In accordance with the terms of the tax sharing agreement, federal income taxes for the two month period ended May 31, 1995 were calculated on a stand-alone basis. For the two month period ended May 31, 1995, a valuation allowance was established for the Company's net operating loss carryforwards due to uncertainties as to the realization of these amounts and as a result, no income tax benefit or expense was recorded.

9.  EMPLOYEE BENEFIT PLANS

     Profit Sharing

     The Company maintains a discretionary non-qualified profit sharing plan covering substantially all of its employees. The Company expensed approximately $216 and $214 in the eight month period ended

                          FIRST AVIATION SERVICES INC.

                  (amounts in thousands, except share amounts)

  (Information at October 31, 1996 and for the four month period ended May 31,
                              1995, the five month
 period ended October 31, 1995 and the nine month period ended October 31, 1996 is unaudited)

January 31, 1996 and the six month period ended July 31, 1996, respectively, related to this plan. The Company recorded no profit sharing expense for the two month period ended May 31, 1995.

     The Company maintains a 401(k) savings plan that covers substantially all full-time employees. The plan allows employees to defer up to 15 percent of their salary. In addition, the Company partially matches employee contributions. The Company's contributions to the plan were $13, $236 and $270, in the two month period ended May 31, 1995, the eight month period ended January 31, 1996 and the six month period ended July 31, 1996, respectively.

     Pension Plans

     On June 1, 1995, the Company decided to terminate its qualified defined benefit retirement plan. In connection with the termination of the plan, the Company amended the plan agreement to provide 100% vesting for all participants, and freeze further benefit accruals for participants. At that date, the Company recorded $1,000 in other noncurrent liabilities to cover the cost of settling the obligations under this plan. Prepaid pension costs of $287 and $451 at January 31, 1996 and July 31, 1996, respectively, are netted against this accrued pension obligation in the accompanying balance sheets.

     Substantially all employees of the Company are covered by this noncontributory retirement plan. The Company's funding policy was to contribute annually the amount required by ERISA as determined by the plan's actuaries. All of the qualified plan's assets are held by, and invested in, investment funds of Principal Mutual Life Insurance Company, a qualified insurance company.

                          FIRST AVIATION SERVICES INC.

                  (amounts in thousands, except share amounts)

  (Information at October 31, 1996 and for the four month period ended May 31,
                              1995, the five month
 period ended October 31, 1995 and the nine month period ended October 31, 1996 is unaudited)

     Net periodic pension cost for the retirement plan calculated under the projected unit credit cost method includes the following components:

                                                          TWO MONTH      EIGHT MONTH     SIX MONTH
                                                         PERIOD ENDED   PERIOD ENDED    PERIOD ENDED
                                                           MAY 31,       JANUARY 31,      JULY 31,
                                                             1995           1996            1996
                                                         ------------   -------------   ------------
    Service cost -- benefits earned during the
      period...........................................     $  115         $    --         $   --
    Interest cost on projected benefit obligation......        133             448            390
    Actual return on plan assets.......................       (123)           (845)          (317)
    Net amortization and deferral......................         22             240           (237)
                                                             -----           -----          -----
    Net periodic pension cost (credit).................     $  147         $  (157)        $ (164)
                                                             =====           =====          =====

     The following table sets forth the plan's funded status:

                                                                    JANUARY 31,     JULY 31,
                                                                       1996           1996
                                                                    -----------     --------
    Vested accumulated benefit obligation.........................   $ (10,212)     $(10,350)
                                                                          ====      =========
    Projected benefit obligation for service rendered to date.....   $ (10,212)     $(10,350)
    Plan assets at fair value -- listed debt securities...........      10,867        10,940
                                                                          ----      ---------
    Funded status.................................................         655           590
    Unrecognized net loss subsequent to transition................        (368)         (139)
                                                                          ----      ---------
    Prepaid pension cost-netted against accrued pension
      obligation..................................................   $     287      $    451
                                                                          ====      =========
    Significant actuarial assumptions:
      Discount rate...............................................        6.75%         6.75%
                                                                          ====      =========
      Rates of increase in compensation levels....................        5.40%         5.40%
                                                                          ====      =========
      Expected long-term rate of return on plan assets............        9.00%         9.00%
                                                                          ====      =========

     At June 1, 1995, the Company had an accrued liability of $870 for a nonqualified defined benefit pension plan that was terminated in January 1991. In July 1995, annuities were purchased for $870 to settle vested benefits in the nonqualified defined benefit pension plan.

10.  COMMITMENTS AND CONTINGENCIES

     Commitments

     The Company leases certain land, plant facilities, and equipment. Many of the Company's operating leases have options which allow the Company, at the end of the initial lease term, to renew the leases for periods ranging from three to five years. Certain lease agreements also contain escalation clauses which are

                          FIRST AVIATION SERVICES INC.

                  (amounts in thousands, except share amounts)

  (Information at October 31, 1996 and for the four month period ended May 31,
                              1995, the five month
 period ended October 31, 1995 and the nine month period ended October 31, 1996 is unaudited)

based on the consumer price index. Future minimum rental payments under operating leases that have initial noncancellable lease terms in excess of one year as of July 31, 1996 are as follows:

        August 1 to January 31, 1997......................................   $  533
        Fiscal year 1998..................................................    1,052
        Fiscal year 1999..................................................      894
        Fiscal year 2000..................................................      796
        Fiscal year 2001..................................................      637
        Fiscal year 2002 and thereafter...................................    2,569
                                                                             ------
                                                                             $6,481
                                                                             ======

     Rental expense under all short-term and noncancellable operating leases amounted to $79, $316 and $450, net of sublease rental income of $39, $193 and $133 for the two month period ended May 31, 1995, the eight month period ended January 31, 1996 and the six month period ended July 31, 1996, respectively.

     The Company has post-employment consulting agreements with certain of its management personnel which may require the Company to make post-employment payments of up to $254 in the event that employment is terminated under specified circumstances.

     Contingencies

     In the ordinary course of business, the Company is involved in many levels of governmental inquiry and investigation. Among the agencies which oversee the Company's business activities are: the Federal Aviation Administration, the Department of Defense, the Department of Justice, the Environmental Protection Agency and the Defense Contract Audit Agency. The Company does not anticipate that any action as a result of such inquiries and investigations would have a material adverse affect on its financial position, results of operations or its ability to conduct business. In the normal conduct of its business, the Company is also involved in various claims and lawsuits, none of which, in the opinion of the Company's management, will have a material adverse impact on the Company's financial position or results of operations. However, depending on the amount and timing, unfavorable resolution of these matters could have a material effect on the Company's financial position and results of operations in a particular period.

11.  ENVIRONMENTAL

     Liabilities are recorded when environmental claims for remedial efforts are probable and the cost can be reasonably estimated. As of July 31, 1996, the Company has provided for environmental remediation costs in the amount of $307 and such amounts are included in other noncurrent liabilities in the accompanying consolidated balance sheet. Environmental expenditures that relate to current operations are expensed.

     The Company is a potentially responsible party to certain properties that are contaminated and will require remediation. The exact extent of the Company's liability, if any, has not yet been determined but, in the opinion of management, these matters will not have a material adverse impact on the Company's financial position or results of operations. However, depending on the amount and timing, unfavorable resolution of these matters could have a material effect on the Company's financial position and results of operations in a particular period.

                          FIRST AVIATION SERVICES INC.

                  (amounts in thousands, except share amounts)

  (Information at October 31, 1996 and for the four month period ended May 31,
                              1995, the five month
 period ended October 31, 1995 and the nine month period ended October 31, 1996 is unaudited)

12. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT AUDITORS

     On October 15, 1996, the Company announced the termination of its qualified defined benefit retirement plan (the "Qualified Plan"). The settlement will be conducted in accordance with the requirements of ERISA, upon regulatory approval of the Qualified Plan's termination. In addition, on October 7, 1996, an agreement was signed by the Company to purchase annuities for retirees who were receiving benefits from the Qualified Plan.

     On November 25, 1996, Aircraft Parts International Combs, Inc. ("API Combs"), a subsidiary of the Company, entered into an agreement to acquire certain assets and liabilities of Aircraft Parts International ("Old API"), a division of AMR Combs, Inc. ("AMR Combs"). The acquisition of Old API (the "API Combs Acquisition"), is expected to close concurrently with the closing of the Company's proposed initial public offering of its common stock. Based upon the September 30, 1996 balance sheet of API Combs, the purchase price of the specific net assets acquired as defined in the contract is estimated to be $9,727. The Company will make a cash payment equal to 90% of the purchase price, while the remaining 10% will be settled via the issuance of 9,727 shares of API Combs Series A cumulative convertible redeemable preferred stock. The final purchase price is contingent upon the closing balance sheet and, if necessary, the appraisal of the fair value of certain assets acquired.

     On December 20, 1996, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock in an initial public offering.

     On December 20, 1996, the Board of Directors approved a 6.4549 to 1 stock split of issued and outstanding common stock effected as a stock dividend. All common shares in the accompanying consolidated financial statements have been retroactively adjusted to reflect the stock split.

     On December 20, 1996, a Stock Option Plan was adopted by the Board of Directors. The Plan provides for the grant of incentive stock options, nonqualifying stock options, stock appreciation rights and stock purchase rights. A total of 400,000 shares of common stock have been reserved for issuance under the plan.

     On December 20, 1996, an Employee Stock Purchase Plan was adopted by the Board of Directors. Under the Plan, 250,000 shares of common stock have been reserved for issuance. The Plan allows for eligible employees to purchase stock at 85% of the lower of the fair market value of the Company's common stock as of the first day of each semi-annual offering period or the fair market value of the stock at the end of the offering period. The initial offering period will commence concurrent with its initial public offering of common stock.

     On September 30, 1996, the Company entered into two agreements with a stockholder whereby the stockholder is to provide certain investment advisory services in connection with the proposed public offering as well as to provide advice and negotiate for the Old API acquisition. Upon closing of the proposed public offering, the stockholder will be paid a fee of $350 for assistance rendered in connection with the offering and $250 for its services with regard to the Old API acquisition.


     In January 1997, the Company granted a key employee of NAC, options to acquire 150,000 shares of NAC's common stock. Subject to consummation of an initial public offering by the Company, these options may be exercised to acquire 150,000 shares of the Company's common stock. The options carry an exercise price of $.01 per share, vest immediately, and expire ten years from the date of grant. In addition to the option grant, the employee will also receive a bonus of $200 upon consummation of an initial public offering. The

                          FIRST AVIATION SERVICES INC.

                  (amounts in thousands, except share amounts)

  (Information at October 31, 1996 and for the four month period ended May 31,
                              1995, the five month
 period ended October 31, 1995 and the nine month period ended October 31, 1996 is unaudited)


Company expects to record a pre-tax charge of approximately $1,500 in January 1997 as a result of the above transaction.



     On January 31, 1997, the Company and the holder of the Series A Preferred Stock agreed to exchange the Company's Series A Preferred Stock, face value $1,650, for shares of Common Stock at an exchange rate equal to the initial public offering price per share. At the initial public offering price of $10.00 per share, 165,000 shares of common stock would be issued. Cumulative dividends with respect to the Series A Preferred Stock at the date of the public offering will be paid in cash.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of National Airmotive Corporation

     In our opinion, the accompanying balance sheet and the related statements of operations, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of National Airmotive Corporation, a wholly-owned subsidiary of Triton Group Ltd. ("Triton"), at March 31, 1995 and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     These financial statements are presented under the historical cost basis and as discussed in Notes 1 and 11 do not give effect to the adjustments recorded by Triton in connection with its emergence from bankruptcy in fiscal year 1994 or purchase accounting adjustments resulting from Triton's sale of its ownership interest in the Company on June 1, 1995.

PRICE WATERHOUSE LLP

San Francisco, California
June 14, 1995

                         NATIONAL AIRMOTIVE CORPORATION

                                 BALANCE SHEET
                      (in thousands, except share amounts)

                                                                                      MARCH
                                                                                       31,
                                                                                      1995
                                                                                     -------
ASSETS
Current assets:
  Trade receivables, net of allowance for doubtful accounts of $460................  $11,788
  Inventories......................................................................   28,858
  Prepaid expenses and other.......................................................    1,490
  Deferred income taxes............................................................    1,447
  Advances to parent...............................................................      199
                                                                                     -------
          Total current assets.....................................................   43,782
Plant and equipment, net...........................................................   10,362
Excess of cost over net assets acquired, net.......................................    6,920
Other assets.......................................................................    3,010
                                                                                     -------
                                                                                     $64,074
                                                                                     =======

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable.................................................................  $ 4,758
  Accrued liabilities..............................................................    3,085
  Current portion of capital lease obligation......................................      379
                                                                                     -------
          Total current liabilities................................................    8,222

Note payable to bank...............................................................   18,499
Capital lease obligation, less current portion.....................................      161
Deferred income taxes..............................................................    1,124
Other long-term liabilities........................................................    1,044
                                                                                     -------
          Total liabilities........................................................   29,050
                                                                                     -------
Commitments and contingencies: (Note 9)

Shareholder's equity:
  Common stock, $1 par value, 10,000,000 shares authorized, 4,750,000 shares issued
     and outstanding...............................................................    4,750
  Additional paid-in capital.......................................................   27,385
  Retained earnings................................................................    2,889
                                                                                     -------
     Total shareholder's equity....................................................   35,024
                                                                                     -------
                                                                                     $64,074
                                                                                     =======

  The accompanying notes to financial statements are an integral part of these financial statements.

                         NATIONAL AIRMOTIVE CORPORATION

                            STATEMENT OF OPERATIONS
               (in thousands, except share and per share amounts)

                                                                              YEAR ENDED
                                                                        -----------------------
                                                                        APRIL 1,      MARCH 31,
                                                                          1994          1995
                                                                        ---------     ---------
Net sales (Note 10)...................................................  $  92,513     $  83,091
Cost of sales.........................................................     79,315        72,796
                                                                        ---------     ---------
Gross profit..........................................................     13,198        10,295
Selling, general and administrative expenses (Note 5).................      8,536         9,362
                                                                        ---------     ---------
Income from operations................................................      4,662           933
Interest expense......................................................      1,076         1,807
Other expense (Note 5)................................................        519         1,302
                                                                        ---------     ---------
Income (loss) before income taxes.....................................      3,067        (2,176)
(Provision) benefit for income taxes..................................     (1,046)          885
                                                                        ---------     ---------
Net income (loss).....................................................  $   2,021     $  (1,291)
                                                                        =========     =========
Net income (loss) per common share....................................  $    0.43     $   (0.27)
                                                                        =========     =========
Weighted average common shares outstanding............................  4,750,000     4,750,000
                                                                        =========     =========

  The accompanying notes to financial statements are an integral part of these financial statements.

                         NATIONAL AIRMOTIVE CORPORATION

                       STATEMENT OF SHAREHOLDER'S EQUITY
                      (in thousands, except share amounts)

                                                      COMMON STOCK
                                                   ------------------   ADDITIONAL
                                                   NUMBER OF             PAID-IN     RETAINED
                                                    SHARES     AMOUNT    CAPITAL     EARNINGS    TOTAL
                                                   ---------   ------   ----------   --------   -------
Balance at April 2, 1993.........................  4,750,000   $4,750    $ 27,385     $2,159    $34,294
Net income.......................................         --       --          --      2,021      2,021
                                                   ---------   ------     -------     ------    -------
Balance at April 1, 1994.........................  4,750,000    4,750      27,385      4,180     36,315
Net loss.........................................         --       --          --     (1,291)    (1,291)
                                                   ---------   ------     -------     ------    -------
Balance at March 31, 1995........................  4,750,000   $4,750    $ 27,385     $2,889    $35,024
                                                   =========   ======     =======     ======    =======

  The accompanying notes to financial statements are an integral part of these financial statements.

                         NATIONAL AIRMOTIVE CORPORATION

                            STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                                              YEAR ENDED
                                                                       ------------------------
                                                                       APRIL 1,       MARCH 31,
                                                                         1994           1995
                                                                       --------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)....................................................  $  2,021        $(1,291)
Adjustments to net income (loss):
  Depreciation and amortization......................................     2,394          2,508
  Deferred income taxes..............................................       718         (1,041)
  Net (gain) loss on disposal of plant and equipment.................       (41)           123
  Accrued interest on long-term debt.................................      (177)            --
  Changes in other assets and liabilities:
     Receivables.....................................................    (1,800)         6,902
     Inventories.....................................................     7,346         (4,457)
     Prepaid expenses and other assets...............................      (933)           493
     Accounts payable................................................     6,367         (6,822)
     Accrued liabilities and other long-term liabilities.............    (3,885)          (319)
                                                                       --------        -------
          Net cash flows from operating activities...................    12,010         (3,904)
                                                                       --------        -------

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of plant and equipment.................................    (1,794)        (2,469)
  Payment for license rights and other intangibles...................        --           (800)
  Proceeds from disposal of plant and equipment......................        52             --
                                                                       --------        -------
          Net cash flows from investing activities...................    (1,742)        (3,269)
                                                                       --------        -------

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of capital lease obligation..................................      (191)          (359)
Advances to parent...................................................      (212)            (4)
Net borrowings (repayments) of note payable to bank..................    (9,865)         7,536
                                                                       --------        -------
          Net cash flows from financing activities...................   (10,268)         7,173
                                                                       --------        -------
Net change in cash and cash equivalents..............................        --             --
Cash and cash equivalents, beginning of year.........................        --             --
                                                                       --------        -------
Cash and cash equivalents, end of year...............................  $     --        $    --
                                                                       ========        =======

Supplemental cash flow disclosures
  Amounts paid for:
     Interest paid...................................................  $    869        $ 1,745
     Income taxes....................................................       524            160

  Acquisition of equipment under capital lease obligation............        --            303

  The accompanying notes to financial statements are an integral part of these financial statements.

                         NATIONAL AIRMOTIVE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1.  FORMATION, HISTORY AND OPERATIONS

     Formation and History

     National Airmotive Corporation ("Company"), a California corporation, was incorporated in 1960. In 1969, the Company's outstanding shares of common stock were sold to Republic Corporation ("Republic"). On January 31, 1985, Triton Group Ltd. ("Old Triton"), a majority-owned subsidiary of Intermark, Inc. ("Intermark"), acquired Republic in a transaction which was accounted for as a purchase. Consequently, the net assets of Republic (including its investment in the Company) were revalued to reflect the Old Triton purchase price. On August 30, 1990, Old Triton became a wholly-owned subsidiary of Intermark pursuant to an Agreement and Plan of Merger dated March 2, 1990.

     On October 19, 1992, Intermark and Old Triton filed separate voluntary petitions in the United States Bankruptcy Court for the Southern District of California seeking protection under Chapter 11 of the U.S. Bankruptcy Code. On June 25, 1993, Intermark and Old Triton emerged from bankruptcy as a single restructured company known as Triton Group Ltd. ("Triton").

     In connection with its emergence from bankruptcy, Triton announced a plan to liquidate its assets within a targeted two year time frame. In accordance with that plan, Triton sold its ownership interest in the Company on June 2, 1995 to First Aviation Services, Inc., a holding company owned by First Equity Development, Inc. (Note 11).

     Operations

     The Company specializes in overhaul, repair, service, and parts support for the entire Allison Engine Company ("Allison") commercial engine line including the 501/T56, 250, 501K and 570/571 models. Based in Oakland, California, the Company was one of only three companies worldwide approved by Allison to repair and overhaul the Allison prop-jet 501/T56 engine, which is used on thousands of Lockheed C130's and several other aircraft. The Company was the sole distributor for Allison's largest turbine engine, the 570/571, used in marine and industrial applications. Substantially all of fiscal 1995 and 1994 revenues relate to the Allison products. Customers of the Company include airlines, foreign governments, U.S. and foreign military services and industrial companies. In addition to Allison, the Company is an authorized distributor for Bendix, AC and several suppliers of accessories that complement the Allison commercial engine. The Company is also an authorized Lockheed Hercules QEC Repair Center.

     In April 1994, the Company acquired the net assets of Heli-Turbine International ("Heli-Turbine") and Heli-Dyne Incorporated ("Heli-Dyne"), both of Long Beach, California, for $1,300,000 in cash. Heli-Turbine is an authorized overhaul and maintenance center for Allison 250 Engines as well as a service center of the Turbomeca/Arriel engines. Heli-Dyne is a service center for both McDonnell Douglas and Schweizer Helicopters, specializing in the overhaul and sale of dynamic components. As a result of this acquisition, the Company transferred its operations located in LaVerne, California to the Heli-Dyne and Heli-Turbine operations in Long Beach, California (Note 5). Pro forma information for fiscal year 1994 related to revenues and net income is not presented since the acquisition was not material.

     The Company's T56/501D Flight Distributor, 501K Major Repair Center Agreement and 250 Allison Distributor agreements with Allison ("Allison Agreements") expired September 30, 1994. In November 1994 the Allison Agreements and other existing agreements related to the Company's Allison business were replaced with the Authorized Maintenance Center ("AMC") agreement. The new AMC network, among other things, expands the opportunities for some of the Company's existing customers to become an AMC and purchase parts directly from Allison and it also reduces the Company's discounts provided by Allison for parts sold over the counter and the parts embodied in the overhaul, repair and service activities. Management anticipates a reduction in parts sales and increased cost of sales from that historically experienced by the Company as a result of these changes in Allison business arrangements. In March 1995, Allison was acquired

                         NATIONAL AIRMOTIVE CORPORATION
by Rolls-Royce. Although there can be no assurance, management believes the AMC agreements will not be materially affected as a result of this change in ownership.

     Liquidity and capital resources

     Management believes that the Company's equity contributions obtained, and financing arrangements executed, in connection with the change in ownership transaction, discussed more fully in Note 11, will provide sufficient funds to finance the Company's working capital and capital resource requirements throughout fiscal 1996.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation

     The financial statements of the Company have been prepared on an historical cost basis based on Old Triton's purchase price and its related investment in the Company. As permitted under generally accepted accounting principles, these stand-alone financial statements of a wholly-owned subsidiary do not reflect adjustments which were made by Triton to adjust the carrying values of its consolidated assets and liabilities in connection with its emergence from bankruptcy. The adjustments made by Triton adjusted the historical cost amounts of consolidated assets and liabilities to reorganization value (also referred to as "fresh start accounting"). Reorganization value is defined as the amount of value available, and to become available, for the satisfaction of postpetition liabilities and allowed claims and interest, as negotiated or litigated between the debtor-in-possession or trustee and the creditors and holders of equity interests.

     Fiscal year

     The Company's fiscal year is a fifty-two or fifty-three week period ending the Friday nearest March 31. This resulted in a fifty-two week year in both fiscal 1994 and fiscal 1995.

     Revenue recognition

     Revenue for engines and parts sold is recorded when the product is shipped. Revenue related to the repair and overhaul of engines is recorded after completion and upon shipment.

     Inventories

     Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out ("FIFO") and specific identification methods. Costs include direct material, direct labor and applicable manufacturing overhead.

     Plant and equipment

     Plant and equipment includes the cost of machinery and equipment, buildings, furniture and fixtures, leasehold improvements and that amount of Old Triton's purchase price that was allocated to plant and equipment based upon estimated fair values at the date of acquisition. Additions and improvements that materially increase the productive capacity or extend the useful life of an asset are added to its cost. Expenditures for normal maintenance and repairs are charged to expense as incurred.

     When properties are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of income.

                         NATIONAL AIRMOTIVE CORPORATION

     Depreciation of plant and equipment is computed using the straight-line method over the estimated lives of the assets which range from four to thirty years. Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the term of the related lease.

     Excess of cost over net assets acquired

     The excess of Old Triton's purchase price for the Company over the fair value of the net assets acquired has been included in the balance sheet under the caption "Excess of cost over net assets acquired, net" and is being amortized under the straight-line method over a forty year period. The accumulated amortization was $2,250,000 at March 31, 1995.

     Impairment of long-lived assets

     Management of the Company assesses the recoverability of its long-lived assets by determining whether the amortization of the asset's balance over its remaining life can be recovered through projected undiscounted future cash flows. Management of the Company continually evaluates the existence of impairment of its long-lived assets and takes into consideration operating results, trends and prospects of the Company, including comparison to the Company's competitors, and the impact of potential changes to its distribution and repair center agreements. Management of the Company believes no impairment of the Company's intangible and tangible assets has occurred and, for purposes of fairly presenting the Company's financial position under the historical cost basis of accounting, adjustments to the amortization period or the unamortized balance of intangible and other long-lived assets are not required.

     The Company's methodology is substantially consistent with the provisions of Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed of" which must be adopted in fiscal year 1996. The adoption of FAS 121 is therefore not expected to have any material effect to the Company's results of operations or financial position.

     License rights

     The cost of license rights purchased from Allison is amortized using the straight-line method over the period of minimum expected benefit of fifteen years.

     Income taxes

     The Company uses the asset and liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

     Accounts payable

     The Company has reclassified checks outstanding in excess of bank balances of $1,498,000 to accounts payable at March 31, 1995.

     Concentration of credit risk

     The Company provides credit in the form of trade accounts receivable to its customers. The Company generally does not require collateral to support customer receivables although letters of credit may be required prior to shipment. The Company performs ongoing credit evaluations of its customers and maintains allowances which management believes are adequate for potential credit losses.

                         NATIONAL AIRMOTIVE CORPORATION

     Earnings (loss) per share

     Earnings (loss) per share is computed based upon the weighted average number of common shares outstanding. There were no common stock equivalents required to be included in the calculation.

3.  INVENTORIES

     Inventories consist of the following (in thousands):

                                                                             MARCH 31,
                                                                               1995
                                                                             ---------
        Raw materials......................................................   $14,932
        Work-in-process....................................................     7,874
        Finished goods.....................................................     6,052
                                                                              -------
                                                                              $28,858
                                                                              =======

4.  PLANT AND EQUIPMENT

     The cost and accumulated depreciation of plant and equipment are as follows (in thousands):

                                                                             MARCH 31,
                                                                               1995
                                                                             ---------
        Machinery and equipment............................................   $16,846
        Building and other leasehold improvements..........................     6,610
        Furniture and fixtures.............................................       677
                                                                              -------
                                                                               24,133
        Less accumulated depreciation and amortization.....................    14,261
                                                                              -------
                                                                                9,872
        Construction-in-progress...........................................       490
                                                                              -------
                                                                              $10,362
                                                                              =======

     Depreciation and amortization expense for plant and equipment was $2,162,000 and $2,240,000 for the years ended April 1, 1994 and March 31, 1995.
At March 31, 1995, plant and equipment includes assets under capital lease (Note
9) of approximately $1,644,000 with accumulated amortization of $1,122,000 at March 31, 1995.

                         NATIONAL AIRMOTIVE CORPORATION

5.  ACCRUED LIABILITIES

     Accrued liabilities consist of the following (in thousands):

                                                                             MARCH 31,
                                                                               1995
                                                                             ---------
        Accrued wages and employee benefits................................   $   907
        Accrued vacation...................................................       591
        Accrued license rights.............................................       375
        Accrued warranty...................................................       151
        Customer and vendor deposits.......................................       148
        Accrued severance..................................................       134
        Accrued insurance..................................................        73
        Other..............................................................       706
                                                                               ------
                                                                              $ 3,085
                                                                               ======

     In connection with the new AMC agreement with Allison, the Company agreed to pay $1,500,000 to Allison to become an AMC for a period of up to fifteen years (including renewal options). The Company paid $750,000 of this amount in fiscal 1995, with the remaining balance due in two installments of $375,000 each in November 1995 and November 1996. Accrued license rights represents the current portion of this obligation. The long-term portion at March 31, 1995 of $375,000 is included in "Other long-term liabilities."

     "Other expenses" in the fiscal 1995 statement of operations include approximately $636,000 for fees and other expenses paid to investment bankers in connection with the Company's efforts to locate a buyer of Triton's equity interest in the Company. "Selling, general and administrative expenses" in fiscal 1995 include early lease termination charges aggregating $329,000 applicable to the relocation of the La Verne facilities to Long Beach.

     During fiscal 1994, the Company pursued an acquisition of selected net assets of the Business Aviation Division of Aviall, Inc., a subsidiary of Ryder System, Inc. ("Ryder"). Ryder did not accept the Company's offer and all acquisition due diligence costs and expenses incurred by the Company (approximately $443,000) are included in "Other expenses" in the fiscal 1994 statement of operations. In addition, "Selling, general and administrative expenses" in the fiscal 1995 and 1994 statements of operations include approximately $125,000 and $287,000, respectively, of severance and other related costs and expenses incurred in connection with a reduction in workforce.

6.  LONG-TERM DEBT

     Until June 1, 1995, the Company had a $30,000,000 senior secured credit facility with a bank consisting of a $25,000,000 revolving line-of-credit and a loan commitment of $5,000,000 for the purchase of new equipment ("Credit Facility"). The Credit Facility was replaced in June 1995 in connection with the change in ownership (Note 11) and amounts outstanding were repaid. The Credit Facility, as amended, would have expired in November 1997 and was renewable annually thereafter. Advances under the revolving line-of-credit were limited to the lesser of $25,000,000 or a stipulated percentage of eligible accounts receivable and inventory and were payable the earlier of five years from the date of funding or the expiration date of the Credit Facility. Under these limitations, advances available under the revolving line-of-credit were $20,959,000 at March 31, 1995, while actual outstanding borrowings under the revolving line-of-credit amounted to $18,499,000 at March 31, 1995. Outstanding letters of credit issued in favor of the Company were approximately $184,000 at March 31, 1995. Under the equipment loan commitment, the Company could fund 75% of the equipment's purchase price to a maximum of $2,800,000 in any one fiscal year. There were no outstanding borrowings under the equipment loan commitment at March 31, 1995.

                         NATIONAL AIRMOTIVE CORPORATION

     Interest on all outstanding borrowings was based on LIBOR plus 3.5%, or 9.625%, at March 31, 1995 and 7.185% at April 1, 1994 and was payable monthly. Outstanding borrowings under the Credit Facility were collateralized by substantially all the assets of the Company and were guaranteed by Triton.

     The Credit Facility included certain financial covenants with respect to net worth, limitations on borrowings and leases, working capital, and profitability, among others. Although the Company was not in compliance with certain of these financial covenants at March 31, 1995, for purposes of the historical cost, stand-alone financial statement presentation, this debt amount has been classified as a non-current liability since it was refinanced with another long-term credit facility in connection with the change in ownership transaction discussed in Note 11.

7.  INCOME TAXES

     The Company and Triton are parties to a tax sharing agreement. The agreement was amended for fiscal 1994 only to provide that the Company (whose income is consolidated with that of Triton for federal and, to the extent permitted, state income tax reporting purposes) record amounts representing federal and state income taxes calculated on a "stand-alone basis." In connection with this amendment, the Company agreed to reimburse Triton in the event of any adjustment (including interest or penalties) to its consolidated federal and state income tax returns based upon the Company's obligations with respect thereto. Accordingly, amounts paid could exceed the Company's actual tax liability on a "stand-alone basis."

     In fiscal 1995, federal income taxes are calculated on a stand-alone basis and all refundable income taxes are calculated on an "incremental" basis in accordance with the terms of the original tax sharing agreement. The Company is not required to pay state income taxes if Triton has a consolidated net operating loss or utilizes a consolidated net operating loss carryforward that eliminates Triton's consolidated state taxable income. Refundable federal and state income taxes can be recorded by the Company related to its net operating losses only when the net operating losses of the Company are utilized by Triton to reduce the consolidated federal or state tax liability of the Group. In connection with Triton's emergence from bankruptcy, consolidated net operating losses and other tax benefit attributes of Triton and its subsidiaries were substantially reduced and/or eliminated pursuant to statutory limitations for both federal and state income tax reporting purposes.

     Under the tax sharing agreement and solely for purposes of calculating the Company's federal income tax provision on a stand-alone basis, all deductible temporary differences which were eliminated with Triton's emergence from bankruptcy remain available to reduce the Company's taxable income. Accordingly, these temporary differences have been included as a reduction of the calculated deferred income tax liability at March 31, 1995. Because of the extent of these limitations, the tax sharing agreement results in the Company recording a tax benefit for temporary differences that are not available to Triton. In addition, these limitations, and potentially further limitations, would carry-over in the event of a change in ownership.

     The income tax provision and related deferred tax assets and liabilities do not give effect to the limitations applicable to the future deductibility of related temporary differences resulting from the change in ownership discussed in Note 11.

                         NATIONAL AIRMOTIVE CORPORATION

     The (provision) benefit for income taxes consists of the following (in thousands):

                                                                   APRIL
                                                                    1,        MARCH 31,
                                                                   1994         1995
                                                                  -------     ---------
        Federal:
          Current...............................................  $  (292)      $(135)
          Deferred..............................................     (442)        815
                                                                  -------       -----
                                                                     (734)        680
                                                                  -------       -----
        State:
          Current...............................................      (36)        (21)
          Deferred..............................................     (276)        226
                                                                  -------       -----
                                                                     (312)        205
                                                                  -------       -----
                                                                  $(1,046)      $ 885
                                                                  =======       =====

     The gross deferred tax assets and liabilities at March 31, 1995 consist of the following (in thousands):

                                                                               MARCH 31,
                                                                                 1995
                                                                               ---------
      Gross deferred tax assets:
        Inventory reserve..................................................     $ 2,092
        Accrued liabilities................................................         474
        Provision for doubtful accounts....................................         199
        Other..............................................................         275
                                                                                 ------
                                                                                  3,040
                                                                                 ------
      Gross deferred tax liabilities:
        Prepaid expenses...................................................         219
        Depreciation and amortization......................................       1,042
        Other assets.......................................................         426
        Other..............................................................       1,030
                                                                                 ------
                                                                                  2,717
                                                                                 ------
      Net deferred tax asset...............................................     $   323
                                                                                 ======

     There were no valuation allowances on deferred tax assets as future taxable income on a stand-alone basis as determined under the tax sharing arrangement was expected to be sufficient to allow realization of recorded tax assets.

     A reconciliation of the federal statutory rate to the effective rate follows (in percent):

                                                                   APRIL 1,     MARCH 31,
                                                                     1994         1995
                                                                   --------     ---------
        Federal statutory rate...................................    34.0         (34.0)
        State taxes, net of federal benefit......................     6.7          (6.2)
        Department of Justice settlement liability...............    (9.6)          3.9
        Goodwill amortization....................................     2.6          (3.6)
        Other, net...............................................      .4           (.8)
                                                                     ----         -----
        Effective rate...........................................    34.1         (40.7)
                                                                     ====         =====

                         NATIONAL AIRMOTIVE CORPORATION

8.  EMPLOYEE BENEFIT PLANS

     Profit Sharing and Bonus Plans

     The Company has contractual and discretionary profit sharing and bonus arrangements with certain officers and key employees. The Company charged to expense approximately $857,000 and $451,000 in the years ended April 1, 1994 and March 31, 1995, respectively, for these arrangements.

     The Company established a 401(k) salary deferral savings plan on November 1, 1987. The plan covers all full time employees. The plan allows employees to defer up to fifteen percent of their salary with partially matching Company contributions. The Company's contributions to the plan were $201,000 and $185,000 in the years ended April 1, 1994 and March 31, 1995, respectively.

     Pension plans

     Substantially all employees of the Company are covered by a qualified noncontributory defined benefit pension plan. The Company also had an unfunded, nonqualified defined benefit pension plan for certain management employees which supplemented the qualified pension plan. Benefits under the plans become fully vested after 5 years of service. The Company's funding policy is to contribute annually the amount required by ERISA as determined by the Plans' actuaries. All of the qualified plan's assets are held by, and invested in various investment funds of Principal Mutual Life Insurance Company, a qualified insurance company.

     In January 1991, the Company terminated participation by nonretired participants in the nonqualified defined benefit pension plan. These nonretired participants now participate in a defined contribution plan in which the Company contributes amounts equal to the premiums on participants' life insurance policies. There was no material settlement/curtailment gain (loss) from this transaction. The Company's contribution related to the defined contribution plan totaled $102,000 in fiscal 1994 and $103,000 in fiscal 1995.

     Net periodic pension cost for the defined benefit plans calculated under the projected unit credit cost method for the years ended April 1, 1994 and March 31, 1995 included the following components (in thousands):

                                                                      APRIL 1,     MARCH 31,
                                                                        1994         1995
                                                                      --------     ---------
    Qualified Plan
      Service cost -- benefits earned during the period.............  $    613       $ 677
      Interest cost on projected benefit obligation.................       694         818
      Actual return on plan assets..................................    (1,085)         61
      Net amortization and deferral.................................       643        (738)
                                                                       -------        ----
      Net periodic pension cost.....................................  $    865       $ 818
                                                                       =======        ====
    Nonqualified Plan
      Service cost -- benefits earned during the period.............  $     --       $  --
      Interest cost on projected benefit obligation.................        56          56
      Net amortization and deferral.................................         9           9
                                                                       -------        ----
      Net periodic pension cost.....................................  $     65       $  65
                                                                       =======        ====

     Amortization of prior service cost included in net periodic pension cost was calculated using the straight-line method over the average remaining service period of participants expected to receive benefits under the plans.

                         NATIONAL AIRMOTIVE CORPORATION

     The following table sets forth the defined benefit plans' funded status and amounts recognized in the Company's balance sheet at March 31, 1995 (in thousands):

                                                                                MARCH 31,
                                                                                  1995
                                                                                ---------
    Qualified Plan
    Accumulated benefit obligation:
      Vested..................................................................  $  (8,929)
      Not yet vested..........................................................       (164)
                                                                                 --------
                                                                                $  (9,093)
                                                                                 ========
    Projected benefit obligation for service rendered to date.................  $ (13,088)
    Plan assets at fair value -- listed debt securities.......................      9,526
                                                                                 --------
    Excess of projected benefit obligation over plan assets...................     (3,562)
    Unrecognized net loss subsequent to transition............................      4,979
    Prior service costs not recognized in net periodic pension costs..........        (44)
    Unrecognized net asset at February 1, 1988 being amortized over 15
      years...................................................................       (367)
                                                                                 --------
    Prepaid pension cost included in prepaid expenses and other assets........  $   1,006
                                                                                 ========
    Nonqualified Plan
    Accumulated benefit obligation:
      Vested..................................................................  $    (775)
                                                                                 ========
    Projected benefit obligation for service rendered to date.................  $    (726)
    Plan assets...............................................................         --
                                                                                 --------
    Accrued pension cost included in accrued liabilities and other long-term
      liabilities.............................................................  $    (726)
                                                                                 ========

     Significant Actuarial Assumptions

                                                                       APRIL 1,     MARCH 31,
                                                                         1994         1995
                                                                       --------     ---------
    Qualified Plan:
      Discount rate..................................................     6.75%         7.25%
                                                                          -----         -----
      Rates of increase in compensation levels.......................     5.50%         5.36%
                                                                          -----         -----
      Expected long-term rate of return on plan assets...............     9.00%         9.00%
                                                                          -----         -----
    Nonqualified Plan:
      Discount rate..................................................     6.75%         7.50%
                                                                          -----         -----
      Rates of increase in compensation levels.......................       N/A           N/A
                                                                          -----         -----
      Expected long-term rate of return on plan assets...............     9.00%         9.00%
                                                                          -----         -----

     During fiscal 1995, the discount rate used to determine the projected benefit obligation was increased from 6.75% to 7.25% for the qualified plan and from 6.75% to 7.50% for the non-qualified plan, in order to more closely approximate rates on high-quality, long-term obligations. Additionally, actuarial assumptions with respect to rates of salary increase and withdrawal, disability and spouse's age were revised for the qualified plan to more closely reflect the actual status of the plan's participants. During fiscal 1994, actuarial assumptions with respect to mortality were revised to consider the longer life expectancy of the plan participants. The effect to the accumulated and projected benefit obligations as a result of these assumption changes for both plans is included in "Unrecognized net loss subsequent to transition" and will be amortized

                         NATIONAL AIRMOTIVE CORPORATION
as a component of net periodic pension cost. Accordingly, the net effect of these changes in actuarial assumptions on the Company's results of operations and financial condition was not material.

     The fiscal 1994 workforce reductions discussed in Note 5 resulted in a curtailment of plan benefits with a corresponding reduction in the projected benefit obligation of approximately $669,000. This curtailment gain was recorded as a reduction in "Unrecognized net loss subsequent to transition" and will be amortized as a component of periodic pension cost. Accordingly, there was no effect to the Company's fiscal 1994 results of operations.

     Subsequent to March 31, 1995 and the June 1, 1995 change in ownership transaction discussed in Note 11, the Company's new parent announced its intention to terminate the qualified defined benefit pension plan. In connection with the termination of the plan, the Company will amend the plan agreement to provide 100% vesting for all participants, freeze further benefit accruals for participants and settle the related obligations upon regulatory approval of the plan's termination. The Company anticipates a material curtailment gain and settlement loss from this termination event. The determination of the amount of the curtailment gain and settlement loss is to be made by the Company's actuary and the related calculation has not been performed.

9.  COMMITMENTS AND CONTINGENCIES

     Commitments

     The Company leases certain land, plant facilities and equipment under operating leases and certain equipment under capital leases. Many of the Company's operating leases have options which allow the Company, at the end of the initial lease term, to renew the leases for periods ranging from three to five years. The lease agreements contain certain escalation clauses which are based on the consumer price index. Future minimum rental payments under operating leases, before sublease rental income, that have initial or remaining noncancellable lease terms in excess of one year and future minimum payments for capital leases as of March 31, 1995 are as follows (in thousands):

                               YEAR ENDING:                         CAPITAL     OPERATING
        ----------------------------------------------------------  -------     ---------
          1996....................................................   $ 427       $   578
          1997....................................................      99           504
          1998....................................................      93           485
          1999....................................................      --           273
          2000....................................................      --           181
          2001 and thereafter.....................................      --         2,691
                                                                      ----         -----
                                                                       619       $ 4,712
                                                                                   =====
        Less amounts representing interest........................      79
                                                                      ----
        Net present value of future minimum lease payments........     540
        Less current portion......................................     379
                                                                      ----
                                                                     $ 161
                                                                      ====

     Rental expense under all short-term and noncancellable operating leases amounted to $405,000 and $509,000, net of sublease rental income of $165,000 and $226,000, for the years ended April 1, 1994 and March 31, 1995, respectively.

                         NATIONAL AIRMOTIVE CORPORATION

     Contingencies

     In the ordinary course of business, the Company is subject to many levels of governmental inquiry and investigation. Among the agencies which oversee the Company's business activities are: the Federal Aviation Administration, the Department of Defense, the Department of Justice, the Environmental Protection Agency and the Defense Contract Audit Agency. The Company does not anticipate that any action as a result of such inquiries and investigations would have a material adverse affect on its financial position, results of operations or its ability to conduct business. In the normal conduct of its business, the Company is also subject to various claims and lawsuits, none of which, in the opinion of the Company's management, will have a material adverse affect on the Company's financial position or results of operations.

10.  SIGNIFICANT CUSTOMERS AND EXPORT SALES

     The Company operates in one industry (Note 1). Combined sales to agencies of the United States Government represented 28% and 15% of total net sales for the years ended April 1, 1994 and March 31, 1995, respectively.

     The Company has no foreign operations. However, export sales were approximately $31,000,000 or 33% of total net sales in the year ended April 1, 1994 and $26,000,000 or 31% of total net sales in the year ended March 31, 1995. The majority of export activities for the years ended April 1, 1994 and March 31, 1995 were to the following geographic areas: United Kingdom, Middle East, Far East and Canada.

11.  SUBSEQUENT EVENTS

     On June 1, 1995, Triton sold its ownership interest in the capital stock of the Company for cash of $11,250,000 to First Aviation Services Inc. ("First Aviation"). First Aviation and its parent company, First Equity Development, Inc. ("First Equity"), funded this acquisition with the proceeds from the sale of common and preferred stock (approximately $1,700,000 and $550,000, respectively) and borrowings under a credit facility (see below). The transaction is to be accounted for as a purchase. The amount paid by First Equity is less than the historical cost basis of the assets acquired and liabilities assumed.

     First Aviation and its parent, First Equity, obtained debt financing for the acquisition of the Company, and to provide additional funds for working capital purposes pursuant to a senior credit facility with a bank and a subordinated term loan from an investment group. The Company's outstanding advances under its Credit Facility were repaid with a portion of the proceeds of these credit facilities.

     The senior credit facility aggregates $30,000,000 and consists of revolving lines-of-credit of $28,000,000 and a term loan of $2,000,000. Advances under the revolving line-of-credit are limited to a stipulated percentage of eligible accounts receivable and inventory and are payable at the expiration of the agreement on June 1998 or one year renewal periods thereafter. The senior term loan is payable monthly over a five year period. Borrowings under the credit facility bear interest at the Company's option of either the lending bank's prime rate plus 1.25% per annum or the Eurodollar rate plus 3.5% per annum, and are secured by substantially all assets of the Company. The subordinated term loan amounts to $3,000,000 and is payable quarterly over a two year period, with interest accruing at an annual rate of 15%.

                         REPORT OF INDEPENDENT AUDITORS

The Shareholder
AMR Combs, Inc.

We have audited the accompanying balance sheets of Aircraft Parts International (the "Company"), a division of AMR Combs, Inc., as of December 31, 1995, and September 30, 1996, and the related statements of operations and division equity and cash flows for the year and nine months then ended, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995, and September 30, 1996, and the results of its operations and its cash flows for the year and nine months then ended, respectively, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Dallas, Texas
November 15, 1996, except for Note 7, as to which the date is November 25, 1996

                          AIRCRAFT PARTS INTERNATIONAL
                        (A DIVISION OF AMR COMBS, INC.)

                                 BALANCE SHEETS

                                     ASSETS

                                                                    DECEMBER 31,     SEPTEMBER 30,
                                                                        1995             1996
                                                                    ------------     -------------
Current assets:
  Cash............................................................  $         --      $  3,698,800
  Accounts receivable, net of allowance for doubtful accounts.....     5,327,100         6,222,000
  Accounts receivable from affiliates.............................       534,500           454,400
  Inventories, net of allowance for excess and obsolete
     inventory....................................................     6,099,400         4,272,600
  Prepaid expenses and other......................................        86,900           418,100
                                                                    ------------     -------------
Total current assets..............................................    12,047,900        15,065,900
Plant and equipment, net..........................................       674,500           652,700
                                                                    ------------     -------------
                                                                    $ 12,722,400      $ 15,718,600
                                                                      ==========        ==========

                                 LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Accounts payable................................................  $  2,215,800      $  2,591,600
  Accrued liabilities.............................................       329,200           219,600
  Accrued compensation and related benefits.......................       142,900           228,900
  Amounts due affiliates..........................................    11,634,600        14,339,700
                                                                    ------------     -------------
Total current liabilities.........................................    14,322,500        17,379,800
                                                                    ------------     -------------
Division equity...................................................    (1,600,100)       (1,661,200)
                                                                    ------------     -------------
                                                                    $ 12,722,400      $ 15,718,600
                                                                      ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                          AIRCRAFT PARTS INTERNATIONAL
                        (A DIVISION OF AMR COMBS, INC.)

                  STATEMENTS OF OPERATIONS AND DIVISION EQUITY

                                                                                      NINE MONTHS
                                                                     YEAR ENDED          ENDED
                                                                    DECEMBER 31,     SEPTEMBER 30,
                                                                        1995             1996
                                                                    ------------     -------------
Sales:
  Non-affiliates..................................................  $ 27,896,100      $ 27,813,700
  Affiliates......................................................     1,779,800         1,263,900
                                                                    ------------     -------------
Total sales.......................................................    29,675,900        29,077,600
Cost of sales.....................................................    24,748,000        24,332,900
                                                                    ------------     -------------
Gross profit......................................................     4,927,900         4,744,700
Selling, general and administrative expenses......................     4,835,600         4,257,900
                                                                    ------------     -------------
Income from operations............................................        92,300           486,800
Interest expense..................................................       643,000           547,800
Other (income) expense, net.......................................        (2,400)              100
                                                                    ------------     -------------
Loss before income taxes..........................................      (548,300)          (61,100)
Provision for income taxes........................................            --                --
                                                                    ------------     -------------
Net loss..........................................................      (548,300)          (61,100)
Division equity at the beginning of the period....................    (1,051,800)       (1,600,100)
                                                                    ------------     -------------
Division equity at the end of the period..........................  $ (1,600,100)     $ (1,661,200)
                                                                      ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                          AIRCRAFT PARTS INTERNATIONAL
                        (A DIVISION OF AMR COMBS, INC.)

                            STATEMENT OF CASH FLOWS

                                                                                      NINE MONTHS
                                                                     YEAR ENDED          ENDED
                                                                    DECEMBER 31,     SEPTEMBER 30,
                                                                        1995             1996
                                                                    ------------     -------------
OPERATING ACTIVITIES:
Net loss..........................................................  $   (548,300)     $   (61,100)
Adjustments to reconcile net loss to net cash provided by (used
  in) operating activities:
  Depreciation....................................................       154,000          154,900
  Provision for doubtful accounts.................................       114,800           13,100
  Provision for excess and obsolete inventory.....................       132,900           87,500
  Changes in assets and liabilities:
     Accounts receivable..........................................    (1,564,600)        (827,900)
     Inventories..................................................      (955,600)       1,739,300
     Prepaid expenses and other assets............................       (52,900)        (331,200)
     Accounts payable.............................................       764,100          375,800
     Accrued liabilities..........................................       163,400          (23,600)
     Other, net...................................................            --            2,000
                                                                    ------------     -------------
Net cash flows provided by (used in) operating activities.........    (1,792,200)       1,128,800

INVESTING ACTIVITIES:
Acquisition of plant and equipment................................      (475,700)        (156,900)
Proceeds from disposal of plant and equipment.....................            --           21,800
                                                                    ------------     -------------
Net cash flows used in investing activities.......................      (475,700)        (135,100)

FINANCING ACTIVITIES:
Change in amounts due affiliates..................................     2,267,900        2,705,100
                                                                    ------------     -------------
Net change in cash................................................            --        3,698,800
Cash at the beginning of the period...............................            --               --
                                                                    ------------     -------------
Cash at the end of the period.....................................  $         --      $ 3,698,800
                                                                      ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                          AIRCRAFT PARTS INTERNATIONAL
                        (A DIVISION OF AMR COMBS, INC.)

                         NOTES TO FINANCIAL STATEMENTS

                        YEAR ENDED DECEMBER 31, 1995 AND
                      NINE MONTHS ENDED SEPTEMBER 30, 1996

1.  BUSINESS AND BASIS OF PRESENTATION

     Aircraft Parts International (the "Company") is a division of AMR Combs, Inc. ("AMR Combs"), a wholly-owned subsidiary of AMR Services Corporation ("AMR Services"), and has no separate legal status or existence. Transactions with AMR Services, American Airlines, Inc. ("American"), and AMR Eagle, Inc. ("AMR Eagle"), all wholly owned subsidiaries of AMR Corporation ("AMR"), are described in Note 3. The financial position, results of operations, and cash flows reflected in the accompanying financial statements are not necessarily indicative of the financial position, results of operations, or cash flows that would have been obtained had the Company operated as a separate legal entity.

     The Company is an aircraft parts distributor for more than 100 major product lines of aircraft parts. API Technologies, the Company's licensed repair station, offers brake and starter generator overhaul services and is an authorized hose assembly manufacturing facility. The Company's centralized distribution facility is located in Memphis, Tennessee.

     The Company provides aircraft parts and services to over 3,000 customers per year, including fixed base operators, certified repair stations, engine and component overhaulers, fleet operators, government agencies, air cargo operators, regional air carriers, and major airlines, primarily located in North America. The Company is not dependent upon any single customer.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Inventories

     Inventories are stated at the lower of average cost or market, cost being determined using first-in, first-out ("FIFO") method. Provisions are made in each period for the estimated effect of excess and obsolete inventories. The allowance for excess and obsolete inventory was $350,700, and $429,700 as of December 31, 1995, and September 30, 1996, respectively. Such allowance was based on management's best estimate, which is subject to change. Actual results could differ significantly from this estimate.

     Component Inventory Sales

     The Company, through its licensed repair station, API Technologies, and arrangements with third-party vendors, provides overhaul services on certain core aircraft components, including brake and starter generator components. As part of these services, a customer generally sends to the Company a used core component of the same type that the customer is purchasing from the Company.

     The Company records a sale for the value of the core and build-up of the component at the time the component is shipped to the customer. No profit margin is recognized on the sale of the core portion of the component sale as the customer is granted a credit on return of a used core component. Profit is recognized on any core sold when it is determined that the customer will not send the Company a used core in exchange.

     Plant and Equipment

     Plant and equipment is stated at original cost less allowance for accumulated depreciation. Plant and equipment transferred from affiliates is recorded at the affiliate's net book value on the date of the transfer. Expenditures for normal maintenance and repairs are charged to expense as incurred.

                          AIRCRAFT PARTS INTERNATIONAL
                        (A DIVISION OF AMR COMBS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                        YEAR ENDED DECEMBER 31, 1995 AND
                      NINE MONTHS ENDED SEPTEMBER 30, 1996

     Depreciation of plant and equipment is computed using the straight-line method over the estimated lives of the assets which range from three to ten years. Equipment and property transferred from affiliates is depreciated over the remainder of its original estimated useful life. Leasehold improvements are amortized over the estimated life of the improvement.

     Income Taxes

     AMR Combs is included in AMR's consolidated United States federal income tax return. Under the terms of AMR's tax-sharing policy, income taxes are allocated to AMR subsidiaries and divisions as if the subsidiaries and divisions were separate taxable entities. As such, amounts due affiliates would be charged an amount equal to the income tax payments that the Company would have been obligated to pay if it had filed separate income tax returns.

     The Company computes its provision for deferred income taxes using the liability method as if it were a separate taxpayer. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Advertising Costs

     Advertising costs are expensed as incurred. Advertising expense was $234,000 and $108,800 for the year ended December 31, 1995, and the nine months ended September 30, 1996, respectively.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  TRANSACTIONS WITH RELATED PARTIES

     As a result of its relationship with AMR and its affiliates, including AMR Combs and American, the Company has extensive related party transactions. These transactions have been recognized on a basis determined by the parties, which may not be representative of the terms the Company might have negotiated with third parties.

     The Company generally does not maintain separate cash deposits. American funds disbursements on behalf of the Company and cash receipts by the Company are generally transferred to American immediately, with a corresponding increase or decrease in amounts due affiliates. In addition, amounts due affiliates is immediately credited or charged upon the recording of certain transactions, including the recognition of certain sales to affiliates and the payment of certain expenses on behalf of the Company by American. Accordingly, no receivables or payables for these transactions are reflected on the Company's balance sheet. To the extent that American has provided funds to the Company and paid expenses on behalf of the Company in excess of the amounts transferred to American, the Company is charged interest at the average rate that American earns on its short-term investments portfolio. The interest rate, which is reset monthly, was 5.9% and 5.7% as of December 31, 1995, and September 30, 1996, respectively.

                          AIRCRAFT PARTS INTERNATIONAL
                        (A DIVISION OF AMR COMBS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                        YEAR ENDED DECEMBER 31, 1995 AND
                      NINE MONTHS ENDED SEPTEMBER 30, 1996

     Interest expense on the amounts due affiliates was $636,600, and $546,600 for the year ended December 31, 1995, and the nine months ended September 30, 1996, respectively, and was charged directly to amounts due affiliates.

     Sales to affiliates consist of aircraft parts sales to AMR Combs, AMR Eagle, and American. Sales to affiliated companies are typically made on terms and conditions similar to those of transactions with non-affiliates, except for sales to AMR Combs which are made on a cost plus basis. Accounts receivable from affiliates represent amounts owed to the Company for aircraft parts sales and consisted of the following:

                                                            DECEMBER 31,     SEPTEMBER 30,
                                                                1995             1996
                                                            ------------     -------------
        Accounts receivable from:
          AMR Combs.......................................    $277,500         $ 196,500
          AMR Eagle.......................................     101,400            64,900
          American........................................      62,800            85,600
          Others..........................................      92,800           107,400
                                                            ------------     -------------
                                                              $534,500         $ 454,400
                                                            ==========        ==========

     The Company is covered under the general and product liability insurance programs of AMR Combs. The Company is allocated a portion of the premiums paid by AMR Combs under its insurance programs utilizing a formula based on sales and determined by AMR Combs. During the year ended December 31, 1995, and the nine months ended September 30, 1996, the Company recognized expenses of $144,700 and $112,800, respectively, related to its coverage under the AMR Combs general and product liability insurance programs.

     The Company's employees are covered under the AMR Services group health insurance plan. The costs associated with the Company's participation in the AMR Services group health plan are reimbursed to AMR Services by the Company. During the year ended December 31, 1995, and the nine months ended September 30, 1996, the Company recognized expenses of $143,300, and $111,300, respectively, related to its participation in the AMR Services health plan.

     The Company's employees are eligible for business travel on American and AMR Eagle at rates stipulated by American and AMR Eagle. During the year ended December 31, 1995, and the nine months ended September 30, 1996, the Company recognized expenses of $53,500 and $45,400, respectively, for travel charges from American and AMR Eagle.

     The rates for a significant portion of the Company's shipping and distribution costs are based on American's contracts with certain shipping and distribution providers. During the year ended December 31, 1995, and the nine months ended September 30, 1996, charges for such services totaled $1,101,300 and $1,226,200, respectively, of which $525,500 and $662,100 were billed to customers. There can be no assurances that the Company would be able to obtain similar rates for these services were it to cease being covered under American's agreements.

4.  CONCENTRATIONS OF RISK

     The Company does not believe it has significant concentrations of credit risk in its accounts receivable, which are unsecured. The Company performs ongoing credit evaluations of its customers and maintains

                          AIRCRAFT PARTS INTERNATIONAL
                        (A DIVISION OF AMR COMBS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                        YEAR ENDED DECEMBER 31, 1995 AND
                      NINE MONTHS ENDED SEPTEMBER 30, 1996

allowances which management believes are adequate for potential credit losses. The allowance for doubtful accounts was $275,900 and $283,100 as of December 31, 1995, and September 30, 1996, respectively.

     The Company's single largest supplier is The New Piper Aircraft Company ("Piper"). The Company has direct access to Piper parts because AMR Combs is one of thirteen factory authorized domestic distributors of Piper parts. The sale of Piper parts accounted for approximately seventeen percent of the Company's sales to non-affiliates during the nine months ended September 30, 1996. The loss of the Piper distributorship by AMR Combs or a decline in the availability of Piper parts could have a material adverse impact on the Company's business, financial condition, and results of operations.

     The Company competes with several aviation parts distributors who, in the aggregate, offer most of the same product lines to the same customers. Most aviation manufacturers appoint two to fifteen parts distributors. Such appointments are typically contracted on an annual basis and most can be terminated at any time. There is little or no exclusivity given by manufacturers and there are no assurances of contract renewals.

     The Company has no foreign operations; however, export sales were $3,590,100 and $2,485,600 for the year ended December 31, 1995, and the nine months ended September 30, 1996, respectively. Accounts receivable from foreign customers, all denominated in U.S. dollars, were $1,148,600 and $960,200 as of December 31, 1995, and September 30, 1996, respectively. The majority of export sales activities were in Canada and Central and South America.

5.  PLANT AND EQUIPMENT

     The cost and accumulated depreciation of plant and equipment were:

                                                            DECEMBER 31,     SEPTEMBER 30,
                                                                1995             1996
                                                            ------------     -------------
        Office furniture, fixtures and equipment..........   $  583,900       $   641,900
        Machinery and equipment...........................      502,100           534,000
        Leasehold improvements............................      205,200           205,200
                                                            ------------     -------------
                                                              1,291,200         1,381,100
        Less accumulated depreciation.....................      616,700           728,400
                                                            ------------     -------------
                                                             $  674,500       $   652,700
                                                             ==========        ==========

     Rent expense was $167,100 and $128,400 for the year ended December 31, 1995, and the nine months ended September 30, 1996, respectively. The lease on the Company's distribution facility contains a three year renewal option at rates consistent with those paid during the nine months ended September 30, 1996.

6.  INCOME TAXES

     The Company has been included in AMR's consolidated United States federal income tax return since its inception. Under the terms of AMR's tax sharing policy, the Company computes its provision for income taxes as if it were a separate taxpayer. Accordingly, the deferred tax assets and liabilities included in these financial statements may not represent the deferred tax assets and liabilities that the Company would retain were it to cease being included in the consolidated federal income tax return of AMR.

     The Company did not record an income tax provision for the year ended December 31, 1995 or the nine months ended September 30, 1996, as the Company incurred net operating losses in each period and recorded a valuation allowance for the benefit of those net operating losses. As of September 30, 1996, the Company

                          AIRCRAFT PARTS INTERNATIONAL
                        (A DIVISION OF AMR COMBS, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                        YEAR ENDED DECEMBER 31, 1995 AND
                      NINE MONTHS ENDED SEPTEMBER 30, 1996

had available under the terms of AMR's tax sharing policy approximately $667,000 of net operating loss carryforwards expiring in the years 2004 through 2110 available to reduce future federal taxable income.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were:

                                                            DECEMBER 31,     SEPTEMBER 30,
                                                                1995             1996
                                                            ------------     -------------
        Deferred tax assets:
          Net operating loss carryforwards................   $  234,800        $ 226,600
          Provision for excess and obsolete inventory.....      119,200          146,100
          Accounts receivable.............................       97,500           58,400
          Allowance for doubtful accounts.................       93,800           96,300
          Accrued liabilities.............................       23,100           55,000
          Other...........................................       43,700           46,500
          Valuation allowance.............................     (575,600)        (589,000)
                                                            ------------     -------------
        Total deferred tax assets.........................       36,500           39,900
        Deferred tax liability -- depreciation............      (36,500)         (39,900)
                                                            ------------     -------------
        Net deferred tax asset............................   $       --        $      --
                                                             ==========       ==========

     During the year ended December 31, 1995, and the nine months ended September 30, 1996, the Company's valuation allowance for deferred tax assets increased by $161,700 and $13,400 respectively.

7.  SUBSEQUENT EVENT

     On November 25, 1996, AMR Combs and First Aviation Services Inc. ("First Aviation") entered into an asset purchase agreement providing for the acquisition of certain assets and liabilities of the Company by a subsidiary of First Aviation. The closing of the transaction will occur simultaneously with the completion of an initial public offering by First Aviation of its Common Stock.

             ======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
The Company...........................    3
Summary Historical and Pro Forma
  Financial Data......................    5
Risk Factors..........................    7
API Combs Acquisition.................   14
Use of Proceeds.......................   15
Dividend Policy.......................   15
Dilution..............................   16
Capitalization........................   17
Unaudited Pro Forma Combined Financial
  Information.........................   18
Selected Financial Information........   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   26
Business..............................   32
Management............................   46
Certain Transactions..................   52
Principal Stockholders................   54
Description of Capital Stock..........   55
Shares Eligible for Future Sale.......   58
Underwriting..........................   59
Legal Matters.........................   60
Experts...............................   60
Additional Information................   61
Index to Consolidated Financial
  Statements..........................  F-1


  UNTIL MARCH 24, 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ======================================================
             ======================================================

                                3,900,000 SHARES

                                 FIRST AVIATION
                                 SERVICES INC.

                                  COMMON STOCK

                                      LOGO
                                  ------------

                                   PROSPECTUS


                               FEBRUARY 27, 1997

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                               SMITH BARNEY INC.

                            DILLON, READ & CO. INC.

             ======================================================